


Received SEC
SEP 28 2011
Washington, DC



2011

Annual Report

G&K SERVICES

About G&K

G&K Services is a market leader in branded work apparel programs and facility services. For more than 100 years, we have been committed to enhancing image and safety in the workplace.


Delivering Uni
m Service Excellence

Founded in 1902, G&K Services has nearly 7,500 employees serving approximately 165,000 customers. We are headquartered in Minneapolis, Minnesota, with more than 160 facilities in North America. G&K Services' shares are traded on the NASDAQ Global Select Market under the symbol GKSR.

G&K Services is built on a strong business model, characterized by:

- Important, personalized products and services
- Large, growing market
- Diverse customer base
- Stable long-term contracts
- Significant barriers to entry
- Consistent, strong cash flow

At-a-Glance

Our expertise extends beyond rental and direct sale uniforms to floor mats, towel and dust control products and restroom supplies and facility services.

GKdirect



Custom Uniform Programs



Catalog Apparel




3445
G&K SERVICES

G&K Core Values

- Focus on always satisfying customers by achieving outstanding quality in all we do
- Operate with integrity, especially ensuring safety and environmental stewardship
- Help people and teams develop and succeed together
- Feel an obligation to speak up, challenge, listen, and be open with each other
- Drive profitable growth through simple, focused, fast execution

The G&K Customer Promise

G&K Services enhances your company's image and safety by consistently providing superior customer service and high-quality work apparel and facility products and services. Our commitment to **Service Excellence** allows you to focus on what you do best while we focus on what we do best.

As a valued customer of G&K Services, we promise you that:

- Deliveries are complete, on time and in good repair
- Billing is simple, accurate and predictable
- Your needs are met promptly

GK Rental


Work Apparel


Floor Mats


Towel and Dust Control Products


Restroom Supplies and Facility Services



Our game plan continues to deliver results – foremost because of our strong team.

Douglas A. Milroy
Chief Executive Officer

Fellow shareholders:

Fiscal 2011 was a good year. We concentrated on our game plan, which was introduced in early fiscal 2010, further strengthening our company and building positive momentum toward our goals. It is with confidence and a deep sense of pride in G&K's dedicated team that I present our 2011 financial results, illustrating our progress.

2011 Results

For the fiscal year, adjusted revenue totaled $823 million, compared to $812 million in the prior year. When we began the year our business was still shrinking. But not only did we end up posting revenue growth for the year, we exited fiscal 2011 with a 4.5 percent quarterly rental organic growth rate, in the face of a continuing weak economy.

Consistent with our ongoing commitment to earning our right to grow, G&K's fiscal year adjusted net earnings were $1.67 per diluted share, compared to an adjusted $1.13 per diluted share in the prior year, or an increase of 48 percent. Our adjusted operating margin expanded to 7.4 percent, a significant increase over last year's 5.9 percent.

Importantly, the company's balance sheet remains strong. We continued to maximize cash flow, generating $67.0 million in cash from operations in fiscal 2011. We used this cash to continue to pay down our debt, which we reduced, net of cash, by $39.7 million in fiscal 2011. We also used this cash flow to fund our dividend, which we recently increased for the sixth consecutive year.

Our Game Plan: Continuing to Drive Results

Our game plan continues to deliver results – foremost because of our strong team. It is truly my privilege to lead this fine team and I want to personally acknowledge here – they

Adjusted Operating Income Margin
(percent)



8.1
8.1
6.3
4.7
5.3
5.9
5.8
6.7
7.2
7.3
7.6
7.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY09
FY10
FY11

Adjusted Return on Invested Capital
(percent)



6.3
6.2
6.7
5.8
5.0
4.5
4.3
4.7
5.0
5.2
5.6
5.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY09
FY10
FY11

are the key to our success. It's our team that sets us apart. It's our team that compels people to choose to do business with us. And it's our team that drives our game plan, a simple and straightforward approach based on four pillars:

- Redoubling Focus on Customer Satisfaction. It's no secret that customer satisfaction drives profitable growth. Done well, it can be game changing. That's why our team is laser-focused on meeting the needs of our customers. Our "Customer Promise," prominently displayed on page 1, guides all our day-to-day actions. Our efforts are paying off in quantifiable ways. Our customer satisfaction is up over 25 percent, and customer retention, despite the economy, has increased substantially, equaling our best level in six years.
- Improving Execution. By simplifying our business processes and following best practices, we continue to increase sales, lower costs and improve performance. Productivity, measured as both pounds processed per hour worked and revenue per employee, are both up. New account sales were up nearly 30 percent over last year, with the fourth quarter setting nearly a record high.
- Increasing Cost Management Focus. Aggressive cost management is central to how we run our company. We spend money only on what creates value for our customers. This fiscal year, we reduced corporate expenses for the second straight year while providing even better support to our field team.
- Addressing Underperforming Locations. Our underperforming locations increased their results significantly, giving us an important boost in operating income over the prior year.

Well-Positioned for the Future

We are optimistic about the future. However, like many companies, we continue to expect headwinds including a struggling economy, rising energy and commodity costs, and significantly higher merchandise expense as we amortize the costs of new uniforms installed in our new accounts. Nonetheless, I am confident our progress will continue, moving us closer to our "10/10" goals: 10 percent return on invested capital (ROIC) and 10 percent operating margin.

Our constancy of purpose and our steadfast concentration on our game plan is paying off. Customers endorse it, our team supports it and, most importantly, it continues to deliver results today while further positioning G&K for long-term success. Thank you for your continuing support along the way.

Regards,



Douglas A. Milroy
Chief Executive Officer

Adjusted Revenues*
(dollars in millions)


930
1,002
936
812
$823
07
08
09
10
11

Adjusted Earnings per Diluted Share*
(dollars)


2.02
2.27
1.73
1.13
$1.67
07
08
09
10
11

Cash Flows From Operating Activities
(dollars in millions)


80
103
103
73
$67
07
08
09
10
11

Dividends Paid Per Share
(dollars)


0.16
0.20
0.28
0.30
$0.38
07
08
09
10
11

* See footnotes 2 and 3 on page four for a reconciliation to reported results.

G&K SERVICES

Eleven-Year Summary

G&K Services, Inc. and Subsidiaries

Per Share (diluted)	2011	2010[1]	2009	2008	2007	2006	2005	2004[1]	2003	2002	2001
Revenues	**$ 44.81**	$ 45.43	$ 50.90	$ 49.44	$ 43.39	$ 41.45	$ 36.86	$ 35.09	$ 34.10	$ 32.80	$ 32.09
Assets	**46.81**	44.36	46.62	51.94	46.29	44.75	42.20	38.41	37.64	33.00	30.31
Equity	**27.84**	25.45	23.78	27.49	27.63	25.76	22.42	20.55	18.55	16.58	14.79
Earnings [2]	**1.79**	1.56	(3.94)	2.27	2.02	1.97	1.78	1.61	1.54	1.75	1.56
Dividends	**0.38**	0.30	0.28	0.20	0.16	0.07	0.07	0.07	0.07	0.07	0.07
Price: High	**34.90**	28.83	38.15	44.46	40.06	43.10	45.25	40.96	37.00	41.60	30.25
Low	**19.28**	19.95	15.32	28.08	31.12	34.17	35.97	28.26	21.57	21.86	17.00
Income Data (000s)											
Revenues [3]	**$828,861**	$833,592	$935,965	$1,002,395	$929,542	$880,843	$788,775	$733,447	$705,588	$677,591	$656,381
Operating Income/(Loss) [4]	**65,375**	59,621	(76,043)	90,523	79,362	74,863	72,666	66,221	65,970	73,456	70,483
Interest Expense	**(10,240)**	(13,849)	(13,996)	(15,543)	(13,901)	(13,226)	(11,338)	(11,966)	(13,691)	(13,609)	(17,239)
Pretax Income/(Loss) [4]	**55,135**	45,772	(90,039)	74,980	65,461	61,637	61,328	54,255	52,279	59,847	53,244
(Provision)/Benefit for Income Taxes	**(21,975)**	(17,160)	17,575	(28,901)	(22,271)	(19,786)	(23,149)	(20,617)	(20,433)	(23,708)	(21,405)
Net Income/(Loss) [5]	**33,160**	28,612	(72,464)	46,079	43,190	41,851	38,179	33,638	31,846	36,139	31,839
Average Diluted Shares Outstanding	**18,497**	18,348	18,389	20,277	21,424	21,253	21,400	20,900	20,691	20,660	20,457
Balance Sheet (000s)											
Current Assets	**$298,160**	$239,132	$261,202	$ 292,457	$276,727	$271,237	$236,511	$207,367	$192,044	$185,810	$188,671
Net Fixed Assets	**185,521**	194,988	216,736	253,041	255,996	249,001	243,307	240,609	250,757	230,530	225,965
Total Assets	**865,920**	813,868	857,292	1,053,174	991,814	951,092	903,169	802,747	778,806	681,699	619,963
Current Liabilities	**158,798**	102,002	125,426	123,200	163,244	129,021	132,686	119,594	95,526	73,568	127,772
Long-Term Debt	**95,188**	160,398	224,781	280,428	149,005	195,355	210,462	184,305	236,731	214,977	148,951
Stockholders' Equity	**514,906**	466,896	437,356	557,476	591,988	547,388	479,750	429,462	383,720	342,503	302,585
Cash Flow Data (000s)											
Cash from Operations	**$ 67,004**	$ 72,710	$103,180	$ 103,058	$ 80,389	$ 69,521	$ 63,534	$ 96,267	$ 96,913	$ 79,679	$ 84,930
Property, Plant and Equipment Additions, Net	**(20,670)**	(16,710)	(23,330)	(27,057)	(31,515)	(31,968)	(19,408)	(17,349)	(31,403)	(29,156)	(34,115)
Ratio Analysis (%)											
Operating Margin [4]	**7.9%**	7.2%	(8.1)%	9.0%	8.5%	8.5%	9.2%	9.0%	9.3%	10.8%	10.7%
Pretax Margin [4]	**6.7%**	5.5%	(9.6)%	7.5%	7.0%	7.0%	7.8%	7.4%	7.4%	8.8%	8.1%
Effective Tax Rate	**39.9%**	37.5%	19.5%	38.5%	34.0%	32.1%	37.7%	38.0%	39.1%	39.6%	40.2%
Net Margin [5]	**4.0%**	3.4%	(7.7)%	4.6%	4.6%	4.8%	4.8%	4.6%	4.5%	5.3%	4.9%
Return on Assets [5, 6]	**4.1%**	3.3%	(6.9)%	4.6%	4.5%	4.6%	4.8%	4.3%	4.7%	5.8%	5.4%
Return on Average Equity [5]	**6.8%**	6.3%	(14.6)%	8.0%	7.6%	8.1%	8.4%	8.3%	8.8%	11.2%	11.1%

[1] The Company utilizes a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2010 and 2004 results are based on 53 weeks, whereas the remaining years shown reflect 52 weeks.

[2] Fiscal 2011 results include a benefit from a change in accounting related to certain in-service merchandise items of $0.20 per diluted share and charges from plant consolidation and restructuring activities of $0.08 per diluted share. Fiscal 2010 results include a benefit from a change in accounting related to certain in-service merchandise items of $0.23 per diluted share, gains from divestiture activities of $0.21 per diluted share, impact of the 53rd week of $0.03 per diluted share and charges from cost reduction activities and reserves for certain matters of $0.04 per diluted share. Fiscal 2009 results include charges per diluted share of $5.13 for goodwill and other impairment charges, $0.43 for cost reduction activities and reserves for certain matters and $0.11 for leadership transition charges.

[3] Fiscal year 2011 results include additional revenue of $5,900 related to the modification of our revenue recognition policy associated with certain replacement fees as discussed in Note 1 to our Consolidated Financial Statements. Fiscal year 2010 included $6,700 related to this modification and $15,000 related to the 53rd week. Excluding these items, total revenue in fiscal year 2011 increased by $11,100.

[4] Fiscal 2011 results include a benefit from a change in accounting related to certain in-service merchandise items of $5,929 and charges from plant consolidation and restructuring activities of $1,663. Fiscal 2010 results include a benefit from a change in accounting related to certain in-service merchandise items of $6,651, gains from divestiture activities of $5,118 and charges from cost reduction activities and reserves for certain matters of $1,114. Fiscal 2009 results include pretax charges of $126,719 for goodwill and other impairment charges, $10,358 for cost reduction activities and reserves for certain matters and $2,986 for leadership transition charges.

[5] Fiscal 2011 results include a benefit from a change in accounting related to certain in-service merchandise items of $3,698 and charges from plant consolidation and restructuring activities of $1,486. Fiscal 2010 results include a benefit from a change in accounting related to certain in-service merchandise items of $4,199, gains from divestiture activities of $3,836 and charges from cost reduction activities and reserves for certain matters of $688. Fiscal 2009 results include after-tax charges of $94,358 for goodwill and other impairment charges, $7,838 for cost reduction activities and reserves for certain matters and $2,019 for leadership transition charges.

[6] Based on beginning amounts.

G&K Services, Inc.

2011 Annual Report on Form 10-K
For the fiscal year ending July 2, 2011

Proxy Statement for the 2011 Annual Meeting of Shareholders

2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


G&K SERVICES

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended July 2, 2011

Commission file number 0-4063

G&K SERVICES, INC.

(Exact name of registrant as specified in its charter)

MINNESOTA	**41-0449530**
(State of incorporation)	(I.R.S. Employer Identification No.)

5995 OPUS PARKWAY
MINNETONKA, MINNESOTA 55343
(Address of principal executive offices)

Registrant's telephone number, including area code (952) 912-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Class A Common Stock (par value $0.50 per share)	The NASDAQ Stock Market LLC
Common Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(b) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of January 1, 2011 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's voting common equity held by non-affiliates was approximately $577,758,221.

On August 19, 2011, 18,734,282 shares of the registrant's Class A Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in November 2011, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

G&K Services, Inc.
Form 10-K
For the fiscal year ended July 2, 2011

Table of Contents

FORM 10-K

PART I

Item 1. Business

G&K Services, Inc., founded in 1902 and headquartered in Minnetonka, Minnesota, is a service-focused market leader of branded uniform and facility services programs. We serve a wide variety of North American customers, enhancing their image and safety with high-quality work apparel and facility products and services by consistently Delivering Uniform Excellence.

We have a strong team of nearly 7,500 employees who serve approximately 165,000 customers from over 160 locations across North America. These locations serve customers in 90 of the top 100 metropolitan markets across the United States and Canada.

Customers, Products and Services

We provide service to customers of almost every size, from Fortune 100 companies to small and midsize firms. No single customer represents more than 2.0% of our total revenue. We also serve customers in virtually all industries, including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, retail, restaurants, hospitality, government, healthcare and many others. We are proud to count over 1.1 million people within our customer base who wear G&K work apparel every work day.

Our customer focused relationships involve customers renting or directly purchasing uniforms and providing facility products and services to meet a variety of critical needs in the workplace, including:

- Image – work apparel helps companies project a professional image through their employees and frame the perception of credibility, knowledge, trust and a commitment to quality to their customers. Employees in uniform are perceived as trained, competent and dependable.
- Organization safety and security – uniforms and work apparel help identify employees working for a particular company or department.
- Brand awareness – branded work apparel promotes a company's brand identity and allows employees in uniform to help convey a company's image.
- Employee retention – work apparel enhances worker morale and helps build teamwork in addition to providing a tangible employee benefit.
- Employee protection – work apparel helps protect employees from difficult environments such as heavy soils, heat, flame or chemicals.
- Product protection – work apparel and facility services help protect products against sources of contamination in the food, pharmaceutical, and health care industries.

With a comprehensive understanding of our customers' requirements, we enhance our customers' image and safety by consistently providing superior service and high quality work apparel and facility products and services. Through proprietary tracking systems, a rigorous seven point inspection program, broad product inventories and a distinctive measuring system, we promise our customers that deliveries are complete, on time and in good repair. By utilizing advanced technology and offering simple service agreements, we strive to make certain that billing is simple, accurate and predictable. In addition, we employ communication systems and perform closed-loop customer satisfaction practices to ensure our customers' needs are met promptly.

We utilize a collaborative approach to advise and assist our customers in choosing a work apparel program that best meets their unique brand, image, identity and safety needs. Our comprehensive range of work apparel and uniform rental programs offers flexibility in styles, colors and quantities, and sets service and distribution expectations to customer requirements. We can quickly source and access garments to provide rapid response as customer needs change due to increases, decreases or turnover in their work force. Professional cleaning, finishing, repair, embellishment and replacement of uniforms in use is a normal part of the rental service. Our handling of the details of a work apparel program allows our customers to focus on running their core business and not be concerned with the management time, operating costs and environmental exposures involved in running their own work apparel program or on-premise laundry.

We also offer complete facility services programs that provide a wide range of dust control, maintenance, hand care and hygiene products and services. They include floor mat offerings (traction control, logo, message, scraper, anti-fatigue), towel products (shop, kitchen, bar, bath, dish, continuous roll, microfiber), mop offerings (dust, microfiber, wet), fender covers, selected linen items and restroom hygiene products. Our providing of regularly scheduled weekly service of these products and services helps our customers maintain a clean, safe and attractive environment within their facilities for their employees and customers.

Our customers' employees also need a wide selection of branded apparel across a variety of jobs. Our comprehensive direct sale uniform programs feature custom design, advanced procurement, efficient distribution and advanced ordering and payment capabilities. We offer a comprehensive selection of the best and hardest working brands in our industry through our uniform and catalog programs. These branded apparel programs can be used for uniform programs, employee rewards and recognition, trade shows and vendor appreciation programs.

Acquisitions

Our industry is consolidating as many family-owned, local operators and regional participants have been acquired by larger providers. Historically, we have participated in this consolidation with an acquisition strategy focusing on acquisitions that expand our geographic presence and/or expand our local market share in order to further leverage our existing production facilities. We remain active in evaluating quality acquisitions that would strengthen our overall business. We did not complete any acquisitions related to our core rental business during fiscal years 2011, 2010 or 2009.

Competition

We believe customers in our industry choose providers based on the consistency of superior customer service received, hence our focus on Service Excellence. The customer-supplier relationship, unique business needs, brand awareness, quality image and improving safety are also key attributes in selecting a uniform provider. In addition, product quality, fit, comfort, price and breadth of products offered are factors in the decision process. We rank among the nation's largest work apparel providers and encounter competition from many companies in the geographic areas we serve. We compete effectively in our core work apparel and facility services business because of our focus on Delivering Uniform Service Excellence.

Manufacturing and Suppliers

We manufactured approximately 55% of the work apparel that we placed into service in fiscal year 2011. These garments are primarily manufactured in the Dominican Republic. Various outside vendors are used to supplement our additional product needs, including garments, floor mats, towels, mops, linens and related products. Although we occasionally experience product shortages, we are not currently aware of any circumstances that would materially limit our ability to obtain raw materials to support the manufacturing process or to obtain garments or other items to meet our customers' needs.

Environmental Matters

Our operations, like those of our competitors, are subject to various federal, state and/or local laws, rules and regulations respecting the environment, including potential discharges into water and air and the generation, handling, storage, transportation and disposal of waste and hazardous substances. We generate certain amounts of waste in connection with our laundry operations, including detergent wastewater, wastewater sludge, waste oil and other residues. In a limited number of instances, certain of these wastes are classified as hazardous under applicable laws, rules and regulations. We continue to make significant investments in properly handling and disposing of these wastes, ensuring compliance with these regulations and operating our business with a keen eye on our environmental stewardship obligations and responsibilities.

We discuss certain legal matters in this Annual Report on Form 10-K under Part I, Item 1A. Risk Factors – Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results, Item 3. Legal Proceedings, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under Environmental Matters and Item 8. Financial Statements and Supplementary Data in Note 12 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements." Any environmental liability relating to such matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal period, could be material to our results of operations or financial position. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters, claims and environmental contingencies, based on information currently available and our assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters will not have a material adverse effect on our results of operations or financial position. While we believe the possibility is remote, there is a potential that we may incur additional losses in excess of established reserves due to the imposition of clean-up obligations, the discovery of alleged contamination or other changes.

Employees

Our U.S. operations had approximately 6,200 employees as of July 2, 2011, which includes approximately 3,200 production employees and 3,000 sales, office, route and management personnel. Unions represent approximately 11% of our U.S. employees. Management believes its U.S. employee relations are satisfactory.

Our Canadian operations had approximately 1,300 employees as of July 2, 2011, which includes approximately 650 production employees and 650 sales, office, route and management personnel. Unions represent approximately 65% of our Canadian employees. Management believes its Canadian employee relations are satisfactory.

Foreign and Domestic Operations

Financial information relating to foreign and domestic operations is set forth in Note 13, "Segment Information" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Intellectual Property

We own a portfolio of registered trademarks, trade names and licenses, and certain U.S. and foreign process and manufacturing patents relating to our business. These proprietary properties, in the aggregate, constitute a valuable asset. We do not believe, however, that our business is dependent upon any single proprietary property or any particular group of proprietary properties.

Seasonality and Working Capital

We do not consider our business to be seasonal to any significant extent or subject to any unusual working capital requirements.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.gkservices.com. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon our current expectations and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report on Form 10-K. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions or assumption of unknown liabilities in connection with acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, loss of key management, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, failure to achieve and maintain effective internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation or governmental investigation, higher than assumed sourcing or distribution costs of products, the disruption of operations from catastrophic events, disruptions in capital markets, the liquidity of counterparties in financial transactions, changes in federal and state tax laws, economic uncertainties and the reactions of competitors in terms of price and service. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made except as required by law.

Also note that we provide the following cautionary discussion of risks, uncertainties and assumptions relevant to our business. Actual results may differ from certain assumptions we have made causing actual events to vary from expected results. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. Continued high levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for our products and services. Increases in labor costs, including healthcare and insurance costs, higher material costs for items, such as linens and textiles, higher fuel and other energy costs, higher interest.rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rental and direct sales and selling and administrative expenses and could adversely affect our operating results.

Increased competition could adversely affect our financial performance.

We operate in highly competitive industries and compete with national, regional and local providers. Service, product, design, price, quality, and convenience to the customer are the primary competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which could be detrimental to our operating results. Our competitors also generally compete with us for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing such services. These competitive pressures could adversely affect our sales and operating results.

Risks associated with the suppliers from whom our products are sourced, and the cost of those products, could adversely affect our operating results.

The products we sell are sourced from a variety of domestic and international suppliers. Global sourcing of many of these products is an important factor in our financial performance. We endeavor that all of our suppliers comply with applicable laws, including, without limitation, labor and environmental laws. Our ability to secure and maintain qualified suppliers who meet our standards and to access products in a timely and efficient manner can be a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, failure to meet our supplier standards, labor problems experienced by our suppliers, the availability and cost of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and Canadian foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our operating results.

Failure to comply with the regulations of the U.S. Occupational Safety and Health Administration and other state and local agencies that oversee safety compliance could adversely affect our results of operations.

The Occupational Safety and Health Act of 1970, as amended, or "OSHA," establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various record keeping, disclosure and procedural requirements. Various OSHA standards apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations. Any failure to comply with these regulations could result in fines by government authorities and payment of damages to private litigants and affect our ability to service our customers and adversely affect our results of operations.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results.
Our operating locations are subject to stringent environmental laws, rules and regulations relating to the protection of the environment and health and safety matters, including those governing the potential discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our business entails risks under environmental laws and regulations. We could incur significant costs, including, without limitation, clean-up costs, fines, sanctions and claims by regulators or third parties for property damage and personal injury, as a result of violations or liabilities under these laws and regulations. As a result of violations of these laws and regulations, among other things, we could be required to reduce or cease use of certain equipment and/or limit or stop production at certain facilities. These consequences could have a material adverse affect on our results of operations and financial condition and disrupt customer relationships. We are currently involved in a limited number of legal matters and remedial investigations and actions at various locations related to environmental laws and regulations. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters, claims and environmental contingencies, based on information currently available and our assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not reasonably likely to have a material adverse effect on our results of operations or financial position. It is possible, however, that our future financial position or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, the imposition of clean-up obligations, and the discovery of alleged contamination or changes out of our control. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to regulator or third-party actions, including tort suits.

Additionally, we must maintain compliance with various permits and licenses issued to us in connection with our operations, or we must apply for and obtain such permits and licenses. Any failure on our part to maintain such compliance or to apply for and receive such permits and licenses could have a material adverse effect on our ability to continue operations at a particular location. At each reporting period, we assess our operations to determine whether the costs of resolution of legal matters or of investigation and remediation of environmental conditions are probable and can be reasonably estimated, as well as the adequacy of our reserves with respect to such costs. At July 2, 2011, our reserves for environmental matters were approximately $1.4 million. We cannot guarantee that our reserves with respect to environmental matters will be sufficient or that the costs of resolution of legal matters or of remediation and investigation will not substantially exceed our reserves as new facts, circumstance or estimates arise.

Fluctuations in demand for our products and services may harm our financial results.
Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news. This could negatively impact our customers and consequently have a negative impact on our financial performance. If demand for our products and services fluctuates as a result of economic conditions or otherwise, our revenue and operating margin could be negatively impacted. Important factors that could cause demand for our products and services to fluctuate include:

- changes in business and economic conditions, including further downturns in specific industry segments and/or the overall economy;
- changes in consumer confidence caused by changes in market conditions, including changes in the credit market, expectations for inflation, and energy prices;
- competitive pressures, including pricing pressures, from companies that have competing products and services;
- changes in customer needs;
- changes in our customers' employment levels, which impacts the number of users of our products and services;
- strategic actions taken by our competitors; and
- market acceptance of our products and services.

If our customers' demand for our products and services decreases, our plant and manufacturing capacity could be underutilized, and we may be required to record an impairment of our long-lived assets, including facilities and equipment, as well as intangible assets, which would increase our expenses. A change in demand for our products and services, and changes in our customers' needs, could have a variety of negative effects on our competitive position and our financial results, and, in certain cases, may reduce our revenue, increase our costs, lower our gross margin percentage, or require us to recognize impairments of our assets.

Legal proceedings may adversely affect our financial condition and operating results.
From time to time we are party to various litigation claims and legal proceedings. Certain of these proceedings or potential future proceedings, if decided adversely against us or settled by us, may result in a liability that is material to our financial condition and operating results. We discuss current lawsuits and other litigation to which we are party in greater detail within Item 3. Legal Proceedings, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under Environmental Matters and Item 8. Financial Statements and Supplementary Data in Note 12 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements."

Risks associated with our acquisition strategy could adversely affect our operating results.
Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to identify and purchase suitable operations. In addition, the success of any acquisition depends in part on our ability to integrate the acquired business. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Increases in fuel, energy and commodity costs could adversely affect our results of operations and financial condition.
Gasoline, diesel, natural gas, electricity, cotton and commodity purchases represent a significant cost within our business. The price of these commodities, which are required to run our vehicles and equipment and manufacture our garments, can be unpredictable and can fluctuate based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Increases in the cost of these commodities could adversely affect our results of operations and financial condition.

Failure to preserve positive labor relationships could adversely impact our operations and financial results.
Significant portions of our Canadian labor force are unionized, and a lesser portion of United States employees are unionized. Competitors within our industry have been the target of unionization campaigns. While we believe that our Canadian and U.S. employee relations are satisfactory, we could experience pressure from labor unions similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products and services. In addition, significant union representation would require us to negotiate with many of our employees collectively and could adversely affect our results by restricting our ability to maximize the efficiency of our operations.

Inability to attract and retain employees could adversely impact our operations.
Our ability to attract and retain employees is important to our operations. Our ability to expand our operations is in part impacted by our ability to increase our labor force. In the event of a labor shortage, or in the event of a change in prevailing labor and/or immigration laws, we could experience difficulty in delivering our services in a high-quality or timely manner and we could be forced to increase wages in order to attract and retain employees, which would result in higher operating costs.

Loss of our key management or other personnel could adversely impact our business.
Our success is dependent on the skills, experience and efforts of our senior management and other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, our results of operations could be adversely affected.

Unexpected events could disrupt our operations and adversely affect our operating results.
Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage or temporary closure of one or more key operating facilities, or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.
Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Failure to execute our business plan could adversely affect our business and stock price.
Successful execution of our business plan is not assured as there are several obstacles to success, including a continued difficult economic environment and a competitive industry. In addition, there can be no assurance that our efforts, if properly executed, will result in our desired outcome of improved financial performance.

The financial condition of multi-employer union pension plans that we participate in may have a material adverse affect on our financial performance.
We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("MEPPs"). We are responsible for our proportional share of any unfunded vested benefits related to the MEPPs. The funded status of these various plans has substantially deteriorated in the recent past. In the future, if local union employees vote to decertify their

respective union, otherwise withdraw from the plan, or if other participants in the plan experience financial difficulty, including bankruptcy, it could trigger a liability or increase our liability under the associated MEPP, which could have a material adverse impact on our financial performance and could be greater than estimated. We do not have the ability to predict or influence the timing of the votes to decertify a union.

Fluctuations in Canadian, Dominican Republic and Ireland currencies could have an adverse effect on our results of operations and financial condition.

Certain of our foreign revenues and operating expenses are transacted in local currencies. Therefore, our results of operations and certain receivables and payables are subject to foreign exchange rate fluctuations.

Risks associated with potential impairment of goodwill and intangible assets could adversely affect our financial performance.

In fiscal year 2009, we recorded a non-cash impairment charge of $107.0 million, which reduced the carrying value of our goodwill to $319.9 million as of June 27, 2009. We continue to monitor relevant circumstances, including customer spending levels, general economic conditions and the market price for our common stock, and the potential impact that such circumstances might have on the valuation of our goodwill. It is possible that changes in such circumstances, or in the numerous variables associated with the judgments, assumptions and estimates made by us in assessing the appropriate valuation of our goodwill, could require us to further reduce our goodwill and record related non-cash impairment charges. If we were required to further reduce our goodwill and record related non-cash impairment charges, our financial position and results of operations would be adversely affected.

Access to the capital markets, including bank financing, could be restricted and impact the liquidity needed to run the business.

Although we believe that we will be able to maintain sufficient access to the capital markets, changes in current market conditions, deterioration in our business performance, or adverse changes in the economy could limit our access to these markets.

Global financial markets have experienced disruptions in the past, including, among other things, volatility in security prices, diminished liquidity and credit availability, rating downgrades and declining valuations of certain investments. There can be no assurance that the global financial markets will not experience disruptions in the future, or that future disruptions may be more severe than those previously experienced. These disruptions could lead to challenges in our business and negatively impact our financial results. A tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. In addition, changes in the economic environment could adversely impact assumptions we use to value our pension plan assets and obligations which could result in a material adverse impact to our financial results in future periods.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We occupy over 160 facilities located in the United States, Canada, the Dominican Republic and Ireland. These facilities include our processing, branch, garment manufacturing, distribution and administrative support locations. We clean and supply rental items from approximately 52 facilities located in 40 cities in the United States, 9 cities in Canada and one city in Ireland. We own approximately 90% of our processing facilities, which average approximately 44,000 square feet in size.

Item 3. Legal Proceedings

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters arising in the normal course of business, including, without limitation, those described below.

The U.S. Environmental Protection Agency ("U.S. EPA") previously identified certain alleged air-related deficiencies with respect to the operations at our facility located in South Chicago, Illinois. We have responded to the U.S. EPA and will continue to work cooperatively to resolve this matter.

The U.S. EPA has likewise previously identified certain alleged air-related deficiencies with respect to the operations at our Manchester, New Hampshire facility. We have entered into a Consent Decree with the United States and the U.S. EPA resolving this matter, which is on file with the court. Pending any public comments, we expect the decree to become effective in August 2011. Under the decree, we have agreed to pay a $0.1 million civil penalty, pay $0.2 million to implement a supplemental environmental project in New Hampshire, obtain a permit for this facility and implement certain operational changes at this facility. This matter arises out of the alleged failure of Alltex Uniform Rental Services, Inc., the company from which we acquired this business, to perform testing and secure a related permit prior to installing certain equipment in 1997. Our resolution of this matter is within the previously established reserve amounts.

We cannot predict the ultimate outcome of any of these matters with certainty and it is possible that we may incur additional losses in excess of established reserves. However, we believe the possibility of a material adverse effect on our results of operations or financial condition is remote.

Item 4. Reserved

None.

PART II

ITEM 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A Common Stock is quoted on the Global Select Market of The NASDAQ Stock Market LLC under the symbol "GKSR." The following table sets forth the high and low reported sale prices for the Class A Common Stock as quoted on the Global Select Market of The NASDAQ Stock Market LLC, for the periods indicated.

	High	Low
Fiscal 2011		
1st Quarter	**$23.82**	**$19.28**
2nd Quarter	**31.78**	**21.40**
3rd Quarter	**34.39**	**29.66**
4th Quarter	**34.90**	**29.50**
Fiscal 2010		
1st Quarter	$ 25.91	$ 19.95
2nd Quarter	26.55	19.97
3rd Quarter	28.33	23.05
4th Quarter	28.83	20.09

As of August 19, 2011, we had 820 registered holders of record of our common stock.

We paid dividends of $7.1 million in fiscal year 2011, $5.6 million in fiscal year 2010 and $5.2 million in fiscal year 2009. Dividends per share were $0.38, $0.30 and $0.28 in fiscal years 2011, 2010 and 2009, respectively. We anticipate dividends in fiscal year 2012 to increase from $0.38 to $0.52 per share, which will result in approximately $9.7 million of dividends in fiscal year 2012. Our debt agreements contain restrictive covenants, which, under specific circumstances, could limit the payment of cash dividends we declare during any fiscal year.

Issuer Purchase of Equity Securities

We have a $175.0 million share repurchase program which was originally authorized by our Board of Directors in May 2007 for $100.0 million and increased to $175.0 million in May 2008. At the end of fiscal year 2011, we had approximately $57.9 million remaining under this authorization. Under the program we did not repurchase any shares in fiscal year 2011 or fiscal year 2010. In fiscal year 2009, we repurchased 650,387 shares for $16.1 million. Our debt agreements contain restrictive covenants, which, under certain circumstances, could limit the amount of share repurchases.

Stockholder Return Performance Graph

The following graph shows a five-year comparison of the cumulative total return on $100 invested in our Common Stock, the Standard and Poor's ("S&P") 500 Stock Index and a Peer Group in the uniform services industry, consisting of Cintas Corporation and UniFirst Corporation.

The graph illustrates the cumulative values at the end of each succeeding fiscal year resulting from the change in the stock price, assuming a dividend reinvestment.



Comparison of 5 Year Cumulative Total Return*
Among G&K Services, Inc., the S&P 500 Index
and a Peer Group
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
G&K Services, Inc.
S&P 500
Peer Group

*$100 invested on 7/1/06 in stock or 6/30/06 in index, including reinvestment of dividends.
Index calculated on month-end basis.

Item 6. Selected Financial Data

The following table sets forth certain selected financial data. All amounts are in millions, except per share data.

	2011	2010	2009	2008	2007
Revenues	**$828.9**	$833.6	$936.0	$1,002.4	$929.5
Net Income/(Loss)	**33.2**	28.6	(72.5)	46.1	43.2
Per Share Data:					
Basic earnings/(loss) per share	**1.81**	1.56	(3.94)	2.29	2.03
Diluted earnings/(loss) per share	**1.79**	1.56	(3.94)	2.27	2.02
Dividends per share	**0.38**	0.30	0.28	0.20	0.16
Total Assets	**865.9**	813.9	857.3	1,053.2	991.8
Long-Term Debt	**95.2**	160.4	224.8	280.4	149.0
Stockholders' Equity	**514.9**	466.9	437.4	557.5	592.0

We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal year 2010 was a 53 week year; all other fiscal years were 52 week years. The net loss in fiscal year 2009 was the result of a non-cash impairment primarily related to goodwill which is discussed in Note 2, "Goodwill and Other Impairment Charges" of the Notes to the Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes thereto which are included herein. We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal year 2010 was a 53 week year. Fiscal years 2011 and 2009 were 52 week years.

Overview

G&K Services, Inc., founded in 1902 and headquartered in Minnetonka, Minnesota, is a service-focused market leader of branded uniform and facility services programs. We serve a wide variety of North American customers, enhancing their image and safety with high-quality work apparel and facility products and services by consistently Delivering Uniform Excellence.

We have participated in the industry consolidation from family owned and small local providers to several large providers. Our acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and further leverage our existing production facilities.

A decrease in customer employment levels associated with the recent recession has impacted our revenue. Furthermore, we periodically adjust our operations to serve our customers in the most efficient and cost effective manner. As part of these adjustments, we may realign our workforce, close production or branch facilities or divest operations. We are continuously assessing our business and making adjustments as necessary.

Critical Accounting Policies

The discussion of the financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). As such, management is required to make certain estimates, judgments and assumptions that are believed to be reasonable based on the information available. These estimates and assumptions affect the reported amount of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as the most important and pervasive accounting policies used, areas most sensitive to material changes from external factors and those that are reflective of significant judgments and uncertainties. See Note 1, "Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements for additional discussion of the application of these and other accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

Our rental business is largely based on written service agreements whereby we agree to pick-up soiled merchandise, launder and then deliver clean uniforms and other related products. The service agreements generally provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged uniforms and replacement fees for non-personalized merchandise that is lost or damaged. Direct sale revenue is recognized in the period in which the product is shipped. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales tax.

During the fourth quarter of fiscal year 2010, we changed our business practices regarding the replacement of certain in-service towel and linen inventory and accordingly, we modified our revenue recognition policy related to the associated replacement fees. This revenue, which had historically been deferred and recognized over the estimated useful life of the associated in-service inventory, is now recognized upon billing. For fiscal year 2011, the effect of this change increased revenue and income from operations by $5.9 million, net income by $3.7 million and basic and diluted earnings per common share by $0.20. For fiscal year 2010, this change increased revenue and income from operations by $6.7 million, net income by $4.2 million and basic and diluted earnings per common share by $0.23.

Estimates are used in determining the collectability of accounts receivable. Management analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates are used in connection with establishing the allowance in any accounting period. We generally write-off uncollectible accounts receivable after all avenues of collection have been exhausted.

Inventories

Inventories consist of new goods and rental merchandise in service. New goods are stated at the lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support our rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by the merchandise. Estimated lives of rental merchandise in service range from six months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

We review the estimated useful lives of our in-service merchandise on a periodic basis. During the fourth quarter of fiscal year 2010, we completed an analysis of certain in-service merchandise which resulted in the estimated useful lives for the merchandise being modified to better reflect the estimated periods in which the merchandise will remain in service. The effect of the change in estimate in fiscal years 2010 and 2011 was not material.

We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs include the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. We believe that adequate reserves for inventory obsolescence have been made in the Consolidated Financial Statements; however, in the future, product lines and customer requirements may change, which could result in additional inventory write-downs.

Environmental Costs

We accrue various environmental related costs, which consist primarily of estimated clean-up costs, fines and penalties, when it is probable that we have incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, we accrue the minimum estimated amount. This accrued amount reflects our assumptions regarding the nature of the remedy, and the outcome of discussions with regulatory agencies. Changes in the estimates on which the accruals are based, including unanticipated government enforcement actions or changes in environmental regulations, could result in higher or lower costs. Accordingly, as investigations and other actions proceed, it is likely that adjustments in our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations or cash flows in a given period. We cannot predict the ultimate outcome of any of these matters with certainty and it is possible that we may incur additional losses in excess of established reserves. However, we believe the possibility of a material adverse effect on our results of operations or financial position is remote.

Accruals for environmental liabilities are included in the "Other" accrued expenses line item in the Consolidated Balance Sheets. Environmental costs are capitalized if they extend the life of the related property, increase its capacity and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control equipment is charged to expense in the period incurred.

For additional information see Note 12, "Commitments and Contingencies" of the Notes to the Consolidated Financial Statements.

Impairments of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with applicable accounting standards. Recoverability of assets in accordance with these standards compares the projected undiscounted future cash flows from use and disposition of assets to the carrying amounts of those assets. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. During the third quarter of fiscal year 2009, we recorded an impairment loss of $19.7 million related to certain long-lived assets and included that loss in the "Goodwill and other impairment charges" line item in the Consolidated Statements of Operations.

For additional information see Note 2, "Goodwill and Other Impairment Charges" of the Notes to the Consolidated Financial Statements.

Goodwill and Intangible Assets

The carrying value of goodwill is reviewed annually in our fourth fiscal quarter for possible impairment, or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The associated goodwill balances were $258.7 million, $69.5 million and $0, respectively, at July 2, 2011. There have been no changes to our reporting units or in the allocation of goodwill to each respective reporting unit in fiscal years 2009, 2010 or 2011.

The goodwill impairment test involves a two-step process. First, we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation generally considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities, fair value models and research prepared by independent analysts, and if necessary, discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, we would perform a second test, and if necessary, reduce the reporting unit's goodwill to its implied fair value. The second step requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit.

During the second quarter of fiscal year 2009, there was a significant deterioration in general economic conditions and in the market value of our stock. The resulting decline in our market capitalization prompted us to conduct a goodwill analysis to determine if an impairment of goodwill existed as of December 27, 2008. Our analysis evaluated the estimated fair value of each reporting unit relative to the net book value. We prepared a discounted cash flow analysis to estimate the fair value, which validated the reasonableness of the estimated market value plus a control premium. As a result of this analysis, no impairment was recorded as of December 27, 2008.

The significant job losses in the North American economy during the third quarter of fiscal year 2009 and the resultant decline in the employment levels of our customers and our associated financial results prompted us to update our assessment of goodwill and adjust our cash flow assumptions to reflect an extended economic downturn and more severe job losses than were previously considered in our interim goodwill impairment analysis at the end of the fiscal second quarter. The adjusted assumptions assumed that employment levels would continue to decline into fiscal year 2010 and begin to moderately improve in fiscal year 2011, returning to more normalized levels in fiscal year 2012 and beyond. This revision of assumptions resulted in a decrease in the calculated fair values of the U.S. Rental and Direct Sales reporting units, which resulted in our goodwill impairment charge in the third quarter of fiscal year 2009. After completing the assessment, we determined that the carrying value of our U.S. Rental and Direct Sales reporting units exceeded the fair value and as described in Note 2, an impairment charge of $107.0 million was required. Please see the discussion of our sensitivity analysis in Note 2 for an understanding of the impact that each significant assumption had on the calculated fair values of each reporting unit.

Determining a reporting unit's discounted cash flows requires significant management judgment with respect to sales, gross margin and selling, general and administrative (SG&A) expense rates, capital expenditures and the selection and use of an appropriate discount rate. The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures were based on our annual business plan and other forecasted results. Discount rates reflected a market-based weighted average cost of capital taking into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimated fair value of reporting units was based on the best information available as of the date of the assessment. The use of different assumptions would have increased or decreased estimated discounted future operating cash flows and could have increased or decreased any impairment charge. As identified in Note 2, the terminal growth rate we used in our third quarter of fiscal year 2009 discounted cash flow model was 2.5%-3.0%. While we do not believe historical operating results are necessarily indicative of future operating results, we believe our assumptions were reasonable when compared to our historical 10 year compound annual growth rate in operating cash flow of 3.3%.

We performed our annual goodwill impairment test as of June 27, 2009 and determined that no further impairment of goodwill occurred in fiscal year 2009.

Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

For additional information see Note 2, "Goodwill and Other Impairment Charges" of the Notes to the Consolidated Financial Statements.

Insurance

We carry large deductible insurance policies for certain obligations related to health, workers' compensation, auto and general liability programs. These deductibles range from $0.4 million to $0.8 million. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the Consolidated Financial Statements.

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. We present the tax effects of these deferred tax assets and liabilities separately for each major tax jurisdiction. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future income tax obligations based upon current facts, circumstances and tax law.

Results of Operations

The percentage relationships to revenues of certain income and expense items for the three fiscal years ended July 2, 2011, July 3, 2010 and June 27, 2009, and the percentage changes in these income and expense items between years are presented in the following table:

	Percentage of Revenues Years Ended			Percentage Change Between Years	
	Fiscal 2011	Fiscal 2010	Fiscal 2009	**FY 2011 vs. FY 2010**	FY 2010 vs. FY 2009
Revenues:					
Rental operations	**91.7%**	93.1%	92.0%	**(2.0)%**	(9.9)%
Direct sales	**8.3**	6.9	8.0	**19.2**	(23.4)
Total revenues	**100.0**	100.0	100.0	**(0.6)**	(10.9)
Operating expenses:					
Cost of rental operations	**68.0**	69.5	70.1	**(4.3)**	(10.6)
Cost of direct sales	**74.1**	74.0	74.2	**19.3**	(23.5)
Total cost of sales	**68.5**	69.9	70.4	**(2.6)**	(11.7)
Selling and administrative	**23.7**	23.0	24.2	**2.3**	(15.2)
Goodwill and other impairment charges	**–**	–	13.5	**–**	(100.0)
Income/(Loss) from operations	**7.9**	7.2	(8.1)	**9.7**	178.4
Interest expense	**1.2**	1.7	1.5	**(26.1)**	(1.1)
Income/(Loss) before income taxes	**6.7**	5.5	(9.6)	**20.5**	150.8
Provision/(Benefit) for income taxes	**2.7**	2.1	(1.9)	**28.1**	197.6
Net income/(loss)	**4.0%**	3.4%	(7.7)%	**15.9%**	139.5%

Fiscal Year 2011 Compared to Fiscal Year 2010

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year that consists of 53 weeks. Fiscal year 2011 had 52 weeks and fiscal year 2010 had 53 weeks. We estimate that the extra week of operations generated incremental revenue of approximately $15.0 million and incremental earnings of approximately $0.03 per share in fiscal year 2010.

Revenues. Total revenues in fiscal year 2011 declined 0.6% to $828.9 million from $833.6 million in fiscal year 2010.

Fiscal year 2011 included additional revenue of $5.9 million related to the modification of our revenue recognition policy related to certain replacement fees previously discussed. Fiscal year 2010 included $6.7 million related to this modification and $15.0 million related to the 53rd week. Excluding these items, total revenue in fiscal year 2011 increased by $11.1 million or 1.4%.

Rental revenue decreased $15.8 million in fiscal year 2011, a 2.0% decrease from fiscal year 2010. The decrease in rental revenue was driven primarily by the divestiture of several non-core businesses in fiscal year 2010, which accounted for $14.3 million, and the extra week of revenue, which contributed $14.0 million in fiscal year 2010. These items were partially offset by an improvement in organic growth of $5.0 million and the favorable impact of foreign currency translation rates, which contributed $7.8 million to fiscal year 2011 revenue. The organic rental growth rate was 0.75%, an increase of 12.25% from negative 11.5% in fiscal 2010. The improvement in the rental organic growth rate was driven by virtually all components of organic growth, including customer retention, new account sales, price and customer employment levels. Organic rental revenue is calculated using rental revenue, adjusted to exclude foreign currency exchange rate changes, divestitures, acquisitions, the previously noted modification of our revenue recognition policy and the impact of the 53rd week in fiscal year 2010 compared to prior-period results. We believe that the organic rental revenue reflects the growth of our existing rental business and is, therefore, useful in analyzing our financial condition and results of operations.

Direct sale revenue was $68.6 million in fiscal year 2011, a 19.2% increase from $57.5 million in fiscal year 2010. The increase in direct sale revenue was due to several large new account sales, a strong outerwear promotion and improved catalog sales in fiscal year 2011. These increases were partially offset by the impact of the 53rd week in fiscal year 2010. The organic direct sale growth rate was 11.5% in fiscal year 2011 compared to negative 28.25% in fiscal year 2010.

Cost of Rental. Cost of rental operations, which includes merchandise, production and delivery expenses, decreased 4.3% to $516.6 million in fiscal year 2011 from $539.7 million in fiscal year 2010. As a percentage of rental revenue, our gross margin from rental sales increased to 32.0% in fiscal 2011 from 30.5% in the prior fiscal year. This improvement in rental gross margin was the result of the leverage provided by a higher revenue base, lower merchandise costs, improved productivity across our core rental operations and continued specific location profit improvement actions, partially offset by increased energy and fringe benefit costs. Merchandise costs were lower in fiscal year 2011 due to the effective management of our used garment inventory partially offset by the acquisition of new garments to support our significant new account growth as well as higher cotton costs.

Cost of Direct Sales. Cost of direct sales increased to $50.8 million in fiscal year 2011 from $42.6 million in fiscal year 2010. Gross margin from direct sales decreased in fiscal year 2011 to 25.9% from 26.0% in fiscal year 2010. The slight decrease in gross margin is primarily due to higher merchandise costs partially offset by leverage provided by a higher revenue base.

Selling and Administrative. Selling and administrative expenses increased 2.3% to $196.1 million in fiscal year 2011 from $191.7 million in fiscal year 2010. As a percentage of total revenues, selling and administrative expenses increased to 23.7% in fiscal year 2011 from 23.0% in fiscal year 2010. The increase is primarily the result of net gains related to the sale, divestiture and write-down of certain business assets, partially offset by certain costs associated with cost reduction activities in the prior fiscal year which did not reoccur in the current year. The current year includes a charge associated with implementing plans to close or divest three facilities. The current year also includes expenses associated with increased incentive and sales-based compensation associated with improved profitability and increased new account sales.

Interest Expense. Interest expense was $10.2 million in fiscal year 2011 as compared to $13.8 million in fiscal year 2010. The decreased interest expense is due to lower average interest rates and lower average debt balances.

Provision for Income Taxes. Our effective tax rate for fiscal year 2011 increased to 39.9% from 37.5% in fiscal year 2010. The current year tax rate is higher primarily due to the reduction of a deferred tax asset associated with equity based compensation, while the prior year tax rate included benefits related to the adjustment of deferred tax liabilities related to Canada, the enactment of a provincial tax rate reduction and favorable tax treatment on the sale of certain assets, offset by the reduction of a deferred tax asset associated with equity-based compensation. Both periods included adjustments resulting from the final calculation and filing of our annual income tax returns and the decrease in tax reserves for uncertain tax positions due to the expiration of certain tax statutes.

Fiscal 2010 Compared to Fiscal 2009

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year that consists of 53 weeks. Fiscal year 2010 had 53 weeks and fiscal year 2009 had 52 weeks. We estimate that the extra week of operations generated incremental revenue of approximately $15.0 million and incremental earnings of approximately $0.03 per share in fiscal year 2010.

Revenues. Total revenues in fiscal year 2010 declined 10.9% to $833.6 million from $936.0 million in fiscal year 2009.

Rental revenue decreased $84.8 million in fiscal year 2010, a 9.9% decrease from fiscal year 2009. The organic rental growth rate was negative 11.5%, a decrease from negative 5.25% in fiscal year 2009. Our organic rental growth was negatively impacted by significantly reduced customer employment levels and lower new account sales due to adverse economic conditions. Organic rental revenue is calculated using rental revenue, adjusted to exclude foreign currency exchange rate changes, divestitures, acquisitions, the modification of our revenue recognition policy and the impact of the 53rd week compared to prior-period results. We believe that the organic rental revenue reflects the growth of our existing rental business and is, therefore, useful in analyzing our financial condition and results of operations. In addition, rental revenue was positively impacted by $12.4 million, or 1.4%, compared to the prior year due to the favorable impact of foreign currency translation rates, $14.0 million due to the extra week and $6.7 million due to the modification of our revenue recognition policy related to certain towel and linen replacement fees. These positive impacts were offset by the divestiture of several operations that resulted in a decrease in rental revenue of approximately $22.3 million or 2.6%.

Direct sale revenue was $57.5 million in fiscal year 2010, a 23.4% decrease from $75.0 million in fiscal year 2009. The organic direct sale growth rate was negative 28.25% in fiscal year 2010 compared to negative 1.5% in fiscal year 2009. The decrease in direct sale revenue was due to the loss of a significant customer at the end of fiscal year 2009 and the continued difficult economic environment. Also, fiscal year 2009 included increased revenues from the rollout of an apparel program to a major airline industry customer. These decreases were partially offset by several large new customer accounts and the impact of the extra week.

Cost of Rental. Cost of rental operations, which includes merchandise, production and delivery expenses, decreased 10.6% to $539.7 million in fiscal year 2010 from $603.5 million in fiscal year 2009. As a percentage of rental revenue, our gross margin from rental sales increased to 30.5% in fiscal year 2010 from 29.9% in the prior fiscal year. During fiscal year 2010, we experienced significant margin pressure resulting from our 11.5% negative organic rental growth, the impact of higher vehicle leasing costs and the impact of fixed costs absorbed over a lower revenue base. These decreases in rental gross margin were offset by a decrease in our merchandise expense related to more effectively using and sharing garments, lower energy prices and cost control efforts.

Cost of Direct Sales. Cost of direct sales decreased to $42.6 million in fiscal year 2010 from $55.7 million in fiscal year 2009. Gross margin from direct sales increased in fiscal year 2010 to 26.0% from 25.8% in fiscal year 2009. The slight increase in gross margin is primarily due to the change in product mix to include an increased percentage of higher margin items in fiscal year 2010 compared to fiscal year 2009.

Selling and Administrative. Selling and administrative expenses decreased 15.2% to $191.7 million in fiscal year 2010 from $226.1 million in fiscal year 2009. As a percentage of total revenues, selling and administrative expenses decreased to 23.0% in fiscal year 2010 from 24.2% in fiscal year 2009. The decrease is primarily the result of cost reduction activities, net gains associated with the sale, divestiture and write-down of certain business assets in fiscal year 2010 of $4.0 million, environmental and severance expense in the prior year of $9.6 million that did not reoccur in the current year and lower selling expenses as a result of lower new account sales. These decreases were partially offset by the impact of fixed costs absorbed over a lower revenue base.

Goodwill and Other Impairment Charges. As discussed in Note 2, "Goodwill and Other Impairment Charges" of the Notes to the Consolidated Financial Statements, during fiscal year 2009, we conducted an impairment analysis for our goodwill and our intangible assets and long-lived assets. This analysis concluded that certain of our goodwill, intangible assets, and long-lived assets carrying values exceeded their related fair values by $126.7 million. This non-cash charge consisted of $107.0 million related to goodwill, $16.2 million related to long-lived assets and $3.5 million related to certain acquired customer lists.

Interest Expense. Interest expense was $13.8 million in fiscal year 2010 as compared to $14.0 million in fiscal year 2009. The decreased interest expense associated with the reduction in overall debt balances was partially offset by higher effective interest rates and increased debt closing costs amortization related to the new revolving credit agreement.

Provision for Income Taxes. Our effective tax rate for fiscal year 2010 increased to 37.5% from 19.5% in fiscal year 2009. The current year tax rate is lower than our statutory rate due to the adjustment of deferred tax liabilities related to Canada, the enactment of a provincial tax rate reduction and the favorable tax treatment on the sale of certain assets, offset by the reduction of a deferred tax asset associated with equity based compensation. The prior year tax rate was significantly lower than our statutory rate primarily due to the impact of nondeductible goodwill impairment charges, nondeductible environmental charges, and the write-off of deferred tax assets associated with certain expiring stock options. Both periods included adjustments resulting from the final calculation and filing of our annual income tax returns and the decrease in tax reserves for uncertain tax positions due to the expiration of certain tax statutes.

Liquidity, Capital Resources and Financial Condition

Financial Condition. Our financial condition is strong. In assessing our financial condition, we consider factors such as working capital, cash flows provided by operations, capital expenditures, and debt service obligations. We continue to fund our operations through a combination of cash flow from operations and debt financing. We believe we have sufficient access to capital markets to fund our operations.

Our primary sources of cash are net cash flows from operations and borrowings under our debt arrangements. Primary uses of cash are working capital needs, payments on indebtedness, capital expenditures, acquisitions, dividends and general corporate purposes.

Working capital at July 2, 2011 was $139.4 million, a $2.3 million increase from $137.1 million at July 3, 2010. The increase in working capital was primarily driven by an increase in inventory and accounts receivable to support our revenue growth, offset by the movement of our revolving credit facility from long term to current.

Operating Activities. Net cash provided by operating activities was $67.0 million in fiscal year 2011, $72.7 million in fiscal year 2010 and $103.2 million in fiscal year 2009. Cash provided by operations in fiscal year 2011 decreased primarily due to increased expenditures on inventory, partially offset by lower payments on payables and to a lesser extent higher net income. Cash provided by operations in fiscal year 2010 decreased primarily due to lower net income, when the prior year impairment charge is excluded, and a decreased benefit from accounts receivable collections.

Investing Activities. Net cash used for investing activities was $20.7 million in fiscal year 2011 and $23.3 million in fiscal year 2009. Net cash provided by investing activities was $4.9 million in fiscal year 2010. In fiscal year 2011 and fiscal year 2009, cash was used primarily for the acquisition of property, plant and equipment. In fiscal year 2010, we sold certain business assets for $21.6 million, which was partially offset by capital expenditures of $16.7 million.

Financing Activities. Financing activities used cash of $32.3 million in fiscal year 2011, $81.8 million in fiscal year 2010 and $78.3 million in fiscal year 2009. Cash used for financing activities in fiscal year 2011 was primarily for repayment of debt and payment of dividends. Cash used for financing activities in fiscal year 2010 was primarily for repayment of debt. Cash used for financing activities in fiscal year 2009 was primarily for repayment of debt and repurchases of our common stock. We paid dividends of $7.1 million in fiscal year 2011, $5.6 million in fiscal year 2010 and $5.2 million in fiscal year 2009. Dividends per share were $0.38, $0.30, and $0.28 in fiscal years 2011, 2010 and 2009, respectively. We anticipate dividends in fiscal year 2012 to increase from $0.38 to $0.52 per share, which will result in estimated total dividend payments of $9.7 million in fiscal year 2012.

Capital Structure. Total debt was $135.9 million at July 2, 2011, a decrease of $25.5 million from the prior year balance of $161.4 million. The ratio of debt to capitalization (total debt divided by the sum of the stockholder's equity plus total debt) was 20.9% at July 2, 2011, a significant decrease from 25.7% at July 3, 2010.

We believe that we will be able to fund all of the currently anticipated cash requirements for fiscal year 2012, including scheduled debt repayments, new investments in the business, dividend payments, and possible business acquisitions, from operating cash flow and our revolving credit facility.

We have a $300.0 million, unsecured revolving credit facility with a syndicate of banks, which expires on July 1, 2012. We anticipate that we will renew this facility on or before July 1, 2012, with similar loan covenants and at the prevailing market interest rate in effect at the time of consummation. Borrowings in U.S. dollars under the current credit facility, at our election, bear interest at (a) the adjusted London Interbank Offered Rate ("LIBOR") for specified interest periods plus a margin, which can range from 2.25% to 3.25%, determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greatest of (i) JPMorgan's prime rate, (ii) the federal funds rate plus 0.50% and (iii) the adjusted LIBOR for a one month interest period plus 1.00%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Base rate loans will, at our election, bear interest at (i) the rate described in clause (b) above or (ii) a rate to be agreed upon by us and JPMorgan. Borrowings in Canadian dollars under the credit facility will bear interest at the greater of (a) the Canadian Prime Rate and (b) the LIBOR for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1.00%.

As of July 2, 2011, borrowings outstanding under the revolving credit facility were $40.0 million. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, dividends, working capital needs and to provide up to $50.0 million in letters of credit. As of July 2, 2011, letters of credit outstanding against the revolver totaled $8.6 million and primarily related to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. Availability of credit under this facility requires that we maintain compliance with certain covenants. In addition, there are certain restricted payment limitations on dividends or other distributions, including share repurchases. The covenants under this agreement are the most restrictive when compared to our other credit facilities. The following table illustrates compliance with regard to the material covenants required by the terms of this facility as of July 2, 2011:

	Required	Actual
Maximum Leverage Ratio (Debt/EBITDA)	3.50	1.49
Minimum Interest Coverage Ratio (EBITDA/Interest Expense)	3.00	10.46
Minimum Net Worth	$314.6	$514.9

Our maximum leverage ratio and minimum interest coverage ratio covenants are calculated by adding back non-cash charges, as defined in our debt agreement.

Advances outstanding as of July 2, 2011 bear interest at a weighted average all-in rate of 2.50% (LIBOR plus 2.25%) for the Eurocurrency rate loans and an all-in rate of 3.25% (Lender Prime Rate) for overnight base rate loans. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis. At July 2, 2011 this fee was 0.25% of the unused daily balance.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of July 2, 2011, the outstanding balance of the notes was $75.0 million at an all-in rate of 0.85% (LIBOR plus 0.60%).

We maintain an accounts receivable securitization facility whereby the lender will make loans to us on a revolving basis. On September 29, 2010, we completed the Second Amended and Restated Loan Agreement. The primary purpose of entering into the Loan Agreement and replacing the prior loan agreement was to (i) make conforming changes in connection with a previously disclosed reduction of the facility limit to $40.0 million effective July 1, 2010; (ii) make available an amount not exceeding $15.0 million under the facility for the issuance of letters of credit (subject to the aggregate $40.0 million facility limit); and (iii) add three of our subsidiaries as parties to the related intercompany receivables sale agreement to increase the borrowing base. Under the above stated amendment, we pay interest at a rate per annum equal to a margin of 0.85%, plus the average annual interest rate for such commercial paper. In addition, this facility is subject to customary fees for the issuance of letters of credit and any unused portion of the facility. Under this facility, and customary with transactions of this nature, our eligible accounts receivable are sold to a consolidated subsidiary.

As of July 2, 2011, there was $20.0 million outstanding under this loan agreement at an all-in interest rate of 1.08%. Additionally, $15.0 million of letters of credit were outstanding under this facility on this date, primarily related to our property and casualty insurance programs. The facility expires on September 26, 2012.

See Note 6, "Derivative Financial Instruments" of the Notes to the Consolidated Financial Statements for details of our interest rate swap and hedging activities related to our outstanding debt.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that, among other matters, require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At July 2, 2011, we were in compliance with all debt covenants and only a material adverse change in our financial performance and condition could result in a potential event of default. In the unlikely situation that an event of default would be imminent, we believe that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required. Our results of operations and financial condition could be adversely affected if amended covenants or waivers on acceptable terms could not be successfully negotiated.

Cash Obligations. Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under the revolving credit facility, capital lease obligations and rent payments required under operating leases with initial or remaining terms in excess of one year.

The following table summarizes our cash payment obligations as of July 2, 2011 for the next five fiscal years and thereafter (in millions):

	Less than one year	One to three years	Three to five years	After five years	Total
Variable rate revolving credit facility	$40.0	$ –	$ –	$ –	$ 40.0
Variable rate notes	–	20.0	75.0	–	95.0
Other debt arrangements, including capital leases	0.7	0.2	–	–	0.9
Operating leases	25.0	40.0	20.9	18.8	104.7
Retirement benefit payments	2.5	5.3	6.1	19.8	33.7
Total contractual cash obligations	$68.2	$65.5	$102.0	$38.6	$274.3

As of July 2, 2011, we have entered into certain interest rate swap agreements whereby we have limited our exposure to future interest rate increases. See Note 6, "Derivative Financial Instruments" of the Notes to the Consolidated Financial Statements for a further discussion.

At July 2, 2011, we had approximately $256.4 million of available capacity under our revolving and accounts receivable credit facilities. However, borrowings would be limited to $215.5 million due to debt covenants. Our revolving credit facility contributes $210.5 million of liquidity while our accounts receivable securitization facility contributes $5.0 million based on the eligible receivables balance and the available limit on the facility at July 2, 2011. We anticipate that we will generate sufficient cash flows from operations and debt refinancing to satisfy our cash commitments and capital requirements for fiscal year 2012 and to reduce the amounts outstanding under the revolving credit facility; however, we may utilize borrowings under the revolving credit facility to supplement our cash requirements from time to time. We estimate that capital expenditures in fiscal year 2012 will be approximately $25-$30 million.

Off Balance Sheet Arrangements

At July 2, 2011, we had $23.6 million of stand-by letters of credit that were issued and outstanding, primarily in connection with our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. In addition, we have outstanding operating leases with contractual obligations totaling $104.7 million related to facility, equipment and vehicle leases. We do not utilize special purpose entities to facilitate off-balance sheet financing arrangements.

Pension Obligations

Pension expense is recognized on an accrual basis over the employees' approximate service periods. Pension expense is generally independent of funding decisions or requirements. We recognized expense for our defined benefit pension plan of $2.6 million in fiscal year 2011, expense of $1.5 million in fiscal year 2010 and income of $0.2 million in fiscal year 2009. At July 2, 2011, the fair value of our pension plan assets totaled $45.4 million. We anticipate making cash contributions of approximately $8.3 million in fiscal year 2012.

Effective January 1, 2007, we froze our defined benefit pension plan and related supplemental executive retirement plan. Future growth in benefits has not occurred beyond this date.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. At July 2, 2011 and July 3, 2010, we estimated that the pension plan assets will generate a long-term rate of return of 7.75%. This rate is lower than the assumed rate used at June 27, 2009 of 8.0%. These rates were developed by evaluating input from our outside actuary and reference to historical performance and long-term inflation assumptions. The expected long-term rate of return on plan assets at July 2, 2011 is based on an allocation of equity and fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.75% to 7.25%) would increase our estimated 2012 pension expense by approximately $0.3 million. Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 5.70% at July 2, 2011, 5.60% at July 3, 2010 and 6.90% at June 27, 2009. Our outside actuary determines the discount rate by creating a yield curve based on high quality bonds. Decreasing the discount rate by 0.5% (from 5.70% to 5.20%) would increase our accumulated benefit obligation at July 2, 2011 by approximately $5.7 million and increase the estimated fiscal year 2012 pension expense by approximately $0.5 million.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future. As part of our assessment of the expected return on plan assets, we considered historical asset performance, including the recent decline and subsequent improvement in the global equity markets, and concluded that a 7.75% long-term rate was appropriate.

Multi-Employer Pension Plans

We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("MEPPs"). We made contributions to these plans of $3.3 million, $3.1 million and $3.2 million in fiscal years 2011, 2010 and 2009, respectively. The company records the required cash contributions to the MEPPs as an expense in the period incurred and a liability is recognized for any contributions due and unpaid, consistent with the accounting for defined contribution plans. In addition, we are responsible for our proportional share of any unfunded vested benefits related to the MEPPs. However, under the applicable accounting rules, we are not required to record a liability for our portion of any unfunded vested benefit liability until we exit from the plan.

In fiscal year 2009, local union members at a facility voted to decertify their union which triggered a charge of $0.9 million. In fiscal year 2010, local union members at another facility voted to decertify their union which triggered a charge of $0.9 million. In fiscal year 2011, two locations voted to decertify their respective unions. The decertification resulted in a partial withdrawal from the related MEPPs and we recorded a charge of $1.0 million.

As evidenced by the four previous decertifications noted above, a partial or full withdrawal from a MEPP may be triggered by circumstances beyond our control, such as union members voting to decertify their union. If a future withdrawal from a plan occurs, we will record our proportional share of any unfunded vested benefits in the period in which the withdrawal occurs. The ultimate amount of the withdrawal liability assessed by the MEPPs is impacted by a number of factors, including investment returns, benefit levels, interest rates, financial difficulty of other participants in the plan, including bankruptcy and continued participation by the company and other employers in the MEPPs. Based upon the most recent information available from the trustees managing the MEPPs, our share of the unfunded vested benefits for the remaining plans is estimated to be approximately $23.0 million to $29.0 million. Though the most recent plan data available from the MEPPs was used in computing this estimate, it is subject to change based on, among other things, future market conditions, employer contributions and benefit levels, each of which could impact the ultimate withdrawal liability. The majority of our unfunded obligation is related to our participation in the Central States MEPP. We currently participate in this plan through several collective bargaining agreements that have expiration dates starting in January 2012 and continuing through 2013.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock options are granted to employees and directors for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the Consolidated Statements of Operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. We review our estimated forfeiture rates on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Impact of Inflation

In general, we believe that our results of operations are not significantly affected by moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships and a continued focus on operational productivity improvements. Our customer agreements generally provide for price increases consistent with the rate of inflation or 5.0%, whichever is greater.

Significant increases in energy costs, specifically natural gas and gasoline and other commodities, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4.3% of our total revenue.

Exit, Disposal and Related Activities

We continuously monitor our operations and related cost structure to ensure that our resource levels are appropriate and from time to time take various actions to ensure that these resources are utilized in the most efficient manner. These actions may consist of facility closures, divestitures, expansions and increases or decreases in staffing levels.

In the first quarter of fiscal year 2009, we closed three processing plants, two branch locations, reduced selected headcount and outsourced our fleet maintenance function. As a result of these actions, we recorded approximately $2.6 million of expense in the Consolidated Statements of Operations during the quarter. These charges principally impacted our United States operating segment. Of these amounts, approximately $1.0 million was recorded in the "Cost of rental operations" line item and the remaining $1.6 million was recorded in the "Selling and administrative" line item.

In the third quarter of fiscal year 2009, we restructured our workforce to better align our cost structure with our revenue levels. As a result of this action, we recorded approximately $0.9 million in severance costs in the Consolidated Statements of Operations. These charges impacted both our United States and Canadian operating segments and did not significantly impact any one line item in our Consolidated Statements of Operations.

During the first quarter of fiscal year 2010, we aligned our workforce and cost structure to better match our revenue levels. As a result, we reduced selected administrative, regional and corporate headcount, divested an unprofitable operation and recorded approximately $1.4 million in associated severance costs. These charges impacted our United States operating segment, and were recorded in the "Selling and administrative" line item in our Consolidated Statements of Operations.

In the second quarter of fiscal year 2010, we sold all of the customer lists and certain assets related to our U.S. Cleanroom operations. In addition, we disposed of a non-core linen operation at one of our production facilities. As a result of these transactions, including the associated asset impairment charges, we recognized a net gain of $1.2 million in the "Selling and administrative" line item in our Consolidated Statements of Operations.

In the third quarter of fiscal year 2010, we sold a portion of the customer list and certain assets related to a non-core linen operation and refined our estimates related to the disposition of our U.S. Cleanroom operations. As a result of these transactions, including the associated impairment charges, we recognized a net gain of $2.5 million in the "Selling and administrative" line item in our Consolidated Statements of Operations.

In the fourth quarter of fiscal year 2011, we implemented plans to close or divest three facilities and incurred a charge of approximately $1.7 million associated with these plans. This charge was recorded in the "Selling and administrative" line item in our Consolidated Statements of Operations. We expect these activities to be completed during fiscal year 2012.

Environmental Matters

We are currently involved in several environmental-related proceedings by certain governmental agencies, which relate primarily to allegedly operating certain facilities in noncompliance with required permits. In addition to these proceedings, in the normal course of our business, we are subject to, among other things, periodic inspections by regulatory agencies. We continue to dedicate substantial operational and financial resources to environmental compliance, and we remain fully committed to operating in compliance with all environmental laws and regulations. As of July 2, 2011, we had reserves of approximately $1.4 million related to these matters.

The U.S. EPA previously identified certain alleged air-related deficiencies with respect to the operations at our facility located in South Chicago, Illinois. We have responded to the U.S. EPA and will continue to work cooperatively to resolve this matter.

The U.S. EPA has likewise previously identified certain alleged air-related deficiencies with respect to the operations at our Manchester, New Hampshire facility. We have entered into a Consent Decree with the United States and the U.S. EPA resolving this matter, which is on file with the court. Pending any public comments, we expect the decree to become effective in August 2011. Under the decree, we have agreed to pay a $0.1 million civil penalty, pay $0.2 million to implement a supplemental environmental project in New Hampshire, obtain a permit for this facility and implement certain operational changes at this facility. This matter arises out of the alleged failure of Alltex Uniform Rental Services, Inc., the company from which we acquired this business, to perform testing and secure a related permit prior to installing certain equipment in 1997. Our resolution of this matter is within the previously established reserve amounts.

We cannot predict the ultimate outcome of any of these matters with certainty and it is possible that we may incur additional losses in excess of established reserves. However, we believe the possibility of a material adverse effect on our results of operations or financial position is remote.

New Accounting Pronouncements

In June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the existing standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income ("OCI") to net income, in both net income and OCI. The amendments to the existing standard do not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance is effective for annual financial periods beginning after December 15, 2011 and interim periods within that period and is to be applied retrospectively, with early adoption permitted.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates, energy prices and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. We use financial instruments such as interest rate swap agreements, to manage the interest rate on our fixed and variable rate debt. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts, calculated by reference to an agreed upon notional principal amount. Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The estimated exposure considers the mitigating effects of interest rate swap agreements outstanding at July 2, 2011 on the change in the cost of variable rate debt. The current fair market value of all outstanding contracts at July 2, 2011 was an unrealized loss of $2.1 million.

A sensitivity analysis was performed to measure our interest rate risk over a one-year period to changes in market interest rates for forecasted debt levels and interest rate swaps. The base rates used for the sensitivity analysis for variable rate debt and interest rate swaps is the three month LIBOR market interest rates at July 2, 2011. The credit spread is included in the base rates used in the analysis. The two scenarios include measuring the sensitivity to interest expense with an immediate 50 basis point change in market interest rates and the impact of a 50 basis point change distributed evenly throughout the year. Based on the forecasted average debt level, outstanding interest rate swaps and current market interest rates, the forecasted interest expense is $6.1 million. The scenario with an immediate 50 basis point change would increase or decrease forecasted interest by $0.4 million or 6.9%. The scenario that distributes the 50 basis point change would increase or decrease forecasted interest expense by $0.3 million or 4.3%.

For additional information regarding our debt see Note 4, "Long-term Debt" of the Notes to the Consolidated Financial Statements as well as the Liquidity, Capital Resources and Financial Condition section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Energy Cost Risk

We are subject to market risk exposure related to changes in energy costs. To manage this risk we have historically utilized derivative financial instruments to mitigate the impact of gasoline and diesel cost volatility on our future financial results. As of July 2, 2011, we have no outstanding derivative financial instruments. However, we may utilize derivative financial instruments to manage gasoline and diesel fuel cost volatility in the future.

A sensitivity analysis was performed to measure our energy cost risk over a one-year period for forecasted levels of unleaded and diesel fuel purchases. The sensitivity analysis that was performed assumed gasoline and diesel prices at July 2, 2011 and forecasted gasoline and diesel purchases over a one-year period. For each one percentage point increase or decrease in gasoline and diesel prices under these forecasted levels, our forecasted gasoline and diesel costs would change by approximately $0.2 million.

Production costs at our plants are also subject to fluctuations in natural gas costs. To reduce our exposure to changes in natural gas prices, we utilize natural gas supply contracts in the normal course of business. These contracts meet the definition of "normal purchase" and, therefore, are not considered derivative instruments for accounting purposes.

Foreign Currency Exchange Risk

Our material foreign subsidiaries are located in Canada. The assets and liabilities of these subsidiaries are denominated in the Canadian dollar and, as such, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

Item 8. Financial Statements and Supplementary Data

Following is a summary of the results of operations for each of the quarters within the fiscal years ended July 2, 2011 and July 3, 2010. All amounts are in millions, except per share data.

Quarterly Financial Data

G&K Services, Inc. and Subsidiaries

(Unaudited)	First	Second	Third	Fourth
2011				
Revenues	**$200.4**	**$204.1**	**$210.3**	**$214.0**
Gross Profit	**64.8**	**63.8**	**66.3**	**66.5**
Income from Operations	**18.1**	**16.6**	**16.0**	**14.7**
Net Income	**9.0**	**8.7**	**8.0**	**7.6**
Basic Earnings per Share	**0.49**	**0.47**	**0.43**	**0.41**
Diluted Earnings per Share	**0.49**	**0.47**	**0.43**	**0.41**
Dividends per Share	**0.095**	**0.095**	**0.095**	**0.095**
2010				
Revenues	$ 208.1	$ 206.4	$ 198.9	$ 220.2
Gross Profit	60.3	60.7	59.2	71.1
Income from Operations	9.8	14.3	14.0	21.5
Net Income	3.3	7.2	7.0	11.1
Basic Earnings per Share	0.18	0.39	0.38	0.61
Diluted Earnings per Share	0.18	0.39	0.38	0.61
Dividends per Share	0.075	0.075	0.075	0.075

We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal year 2011 was a 52 week year and fiscal year 2010 was a 53 week year with the extra week reported in the fourth quarter.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for G&K Services, Inc. ("the Company") as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed under the supervision of the Company's principal executive officer, principal financial officer, principal accounting officer and other members of management, and effected by the Company's Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Our management completed an assessment of the Company's internal control over financial reporting. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of July 2, 2011.

Ernst & Young LLP, the Company's independent registered public accounting firm that audited the consolidated financial statements and schedule and the effectiveness of the Company's internal control over financial reporting, has issued an unqualified attestation report on the Company's effectiveness of internal control over financial reporting, as stated in their report which is included herein.

Any internal control system over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives over the reliability of financial reporting and preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States are met.

/s/ Douglas A. Milroy

Douglas A. Milroy
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jeffrey L. Wright

Jeffrey L. Wright
Executive Vice President,
Chief Financial Officer and Director
(Principal Financial Officer)

/s/ Thomas J. Dietz

Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)

August 26, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
G&K Services, Inc.

We have audited the accompanying consolidated balance sheets of G&K Services, Inc. and subsidiaries (the Company) as of July 2, 2011 and July 3, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for each of the three years in the period ended July 2, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of G&K Services, Inc. and subsidiaries at July 2, 2011 and July 3, 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 2, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of July 2, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 26, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
G&K Services, Inc.

We have audited G&K Services, Inc. and subsidiaries' (the Company's) internal control over financial reporting as of July 2, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, G&K Services, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of July 2, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of July 2, 2011, and July 3, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for each of the three years in the period ended July 2, 2011 and our report dated August 26, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 26, 2011

Consolidated Statements of Operations

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	For the Fiscal Years Ended July 2, 2011 (52 weeks)	July 3, 2010 (53 weeks)	June 27, 2009 (52 weeks)
Revenues			
Rental operations	**$760,304**	$776,098	$ 860,921
Direct sales	**68,557**	57,494	75,044
Total revenues	**828,861**	833,592	935,965
Operating Expenses			
Cost of rental operations	**516,631**	539,711	603,524
Cost of direct sales	**50,779**	42,555	55,650
Selling and administrative	**196,076**	191,705	226,115
Goodwill and other impairment charges	**–**	–	126,719
Total operating expenses	**763,486**	773,971	1,012,008
Income/(Loss) from Operations	**65,375**	59,621	(76,043)
Interest expense	**10,240**	13,849	13,996
Income/(Loss) before Income Taxes	**55,135**	45,772	(90,039)
Provision/(Benefit) for income taxes	**21,975**	17,160	(17,575)
Net Income/(Loss)	**$ 33,160**	$ 28,612	$ (72,464)
Basic weighted average number of shares outstanding	**18,355**	18,299	18,389
Basic Earnings/(Loss) per Common Share	**$ 1.81**	$ 1.56	$ (3.94)
Diluted weighted average number of shares outstanding	**18,497**	18,348	18,389
Diluted Earnings/(Loss) per Common Share	**$ 1.79**	$ 1.56	$ (3.94)
Dividends per Share	**$ 0.38**	$ 0.30	$ 0.28

The accompanying notes are an integral part of these Consolidated Financial Statements.

FORM 10-K

Consolidated Balance Sheets

G&K Services, Inc. and Subsidiaries

(In thousands, except share and per share data)	July 2, 2011	July 3, 2010
Assets		
Current Assets		
Cash and cash equivalents	**$ 22,974**	$ 8,774
Accounts receivable, less allowance for doubtful accounts of $3,066 and $3,118	**90,522**	82,754
Inventories, net	**163,050**	126,325
Other current assets	**13,568**	17,509
Current income taxes receivable	**8,046**	3,770
Total current assets	**298,160**	239,132
Property, Plant and Equipment		
Land	**32,443**	31,414
Buildings and improvements	**159,216**	154,200
Machinery and equipment	**309,958**	307,318
Automobiles and trucks	**10,779**	14,624
Less accumulated depreciation	**(326,875)**	(312,568)
Total property, plant and equipment	**185,521**	194,988
Other Assets		
Goodwill	**328,219**	323,055
Customer contracts and non-competition agreements, net	**17,286**	22,634
Other, principally retirement plan assets	**36,734**	34,059
Total other assets	**382,239**	379,748
Total assets	**$ 865,920**	$ 813,868
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 38,067**	$ 25,944
Accrued expenses		
Salaries and employee benefits	**29,773**	29,408
Other	**42,622**	42,070
Deferred income taxes	**7,626**	3,557
Current maturities of long – term debt	**40,710**	1,023
Total current liabilities	**158,798**	102,002
Long-Term Debt, net of Current Maturities	**95,188**	160,398
Deferred Income Taxes	**9,189**	1,242
Accrued Income Taxes – Long Term	**13,199**	10,113
Other Noncurrent Liabilities	**74,640**	73,217
Commitments and Contingencies (Notes 11 and 12)		
Stockholders' Equity		
Common stock, $0.50 par value, non-convertible Class A, 400,000,000 shares authorized, 18,727,778 and 18,581,064 shares issued and outstanding	**9,364**	9,292
Additional paid-in capital	**12,455**	8,009
Retained earnings	**471,041**	444,986
Accumulated other comprehensive income	**22,046**	4,609
Total stockholders' equity	**514,906**	466,896
Total liabilities and stockholders' equity	**$ 865,920**	$ 813,868

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income/(loss)

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Stockholders' Equity
Balance June 28, 2008	$ 9,551	$ –	$ 512,566	$ 35,359	$ 557,476
Comprehensive loss:					
Net loss	–	–	(72,464)	–	(72,464)
Other comprehensive loss (see Note 8)	–	–	–	(32,755)	(32,755)
Comprehensive Loss					(105,219)
Issuance of common stock under stock plans, net of income tax (90 shares)	45	165	–	–	210
Equity based compensation	–	7,149	–	–	7,149
Share repurchase program (680 shares, see Note 9)	(340)	(3,771)	(12,936)	–	(17,047)
Cash dividends ($0.28 per share)	–	–	(5,213)	–	(5,213)
Balance June 27, 2009	9,256	3,543	421,953	2,604	437,356
Comprehensive income:					
Net income	–	–	28,612	–	28,612
Other comprehensive income (see Note 8)	–	–	–	2,005	2,005
Comprehensive Income					30,617
Issuance of common stock under stock plans, net of income tax (88 shares)	44	340	–	–	384
Equity based compensation	–	4,513	–	–	4,513
Shares associated with tax withholdings under our employee equity incentive plan (16 shares, see Note 9)	(8)	(387)	–	–	(395)
Cash dividends ($0.30 per share)	–	–	(5,579)	–	(5,579)
Balance July 3, 2010	9,292	8,009	444,986	4,609	466,896
Comprehensive income:					
Net income	–	–	33,160	–	33,160
Other comprehensive income (see Note 8)	–	–	–	17,437	17,437
Comprehensive Income					50,597
Issuance of common stock under stock plans, net of income tax (160 shares)	80	615	–	–	695
Equity based compensation	–	4,175	–	–	4,175
Shares associated with tax withholdings under our employee equity incentive plan (16 shares, see Note 9)	(8)	(344)	–	–	(352)
Cash dividends ($0.38 per share)	–	–	(7,105)	–	(7,105)
Balance July 2, 2011	**$9,364**	**$12,455**	**$471,041**	**$22,046**	**$514,906**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

G&K Services, Inc. and Subsidiaries

(In thousands)	For the Fiscal Years Ended **July 2, 2011 (52 weeks)**	July 3, 2010 (53 weeks)	June 27, 2009 (52 weeks)
Operating Activities:			
Net income/(loss)	**$ 33,160**	$ 28,612	$ (72,464)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities –			
Depreciation and amortization	**37,600**	40,188	44,252
Goodwill and other impairment charges	**–**	–	126,719
Deferred income taxes	**982**	(1,824)	(34,999)
Share-based compensation	**4,175**	4,513	7,149
Changes in current operating items, exclusive of acquisitions/divestitures –			
Accounts receivable and prepaid expenses	**(1,907)**	371	22,155
Inventories	**(27,434)**	22,157	6,762
Accounts payable and other accrued expenses	**21,919**	(12,576)	121
Other	**(1,491)**	(8,731)	3,485
Net cash provided by operating activities	**67,004**	72,710	103,180
Investing Activities:			
Property, plant and equipment additions, net	**(20,670)**	(16,710)	(23,330)
Divestiture of business assets, net	**–**	21,620	–
Net cash (used for) provided by investing activities	**(20,670)**	4,910	(23,330)
Financing Activities:			
Payments of long-term debt	**(1,025)**	(7,535)	(7,740)
Payments of revolving credit facilities, net	**(24,500)**	(68,710)	(48,500)
Cash dividends paid	**(7,105)**	(5,579)	(5,213)
Net issuance of common stock, under stock option plans	**695**	384	210
Purchase of common stock	**(352)**	(395)	(17,047)
Net cash used for financing activities	**(32,287)**	(81,835)	(78,290)
Increase (Decrease) in Cash and Cash Equivalents	**14,047**	(4,215)	1,560
Effect of Exchange Rates on Cash	**153**	(147)	(1,075)
Cash and Cash Equivalents:			
Beginning of year	**8,774**	13,136	12,651
End of year	**$ 22,974**	$ 8,774	$ 13,136
Supplemental Cash Flow Information:			
Cash paid for –			
Interest	**$ 8,455**	$ 13,161	$ 14,214
Income taxes	**$ 9,907**	$ 13,502	$ 11,162

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Amounts in millions, except share and per share data)

1. Summary of Significant Accounting Policies

Nature of Business
G&K Services, Inc. is a service-focused market leader of branded uniform and facility services programs. We serve a wide variety of North American customers, enhancing their image and safety with high-quality work apparel and facility products and services by consistently Delivering Uniform Excellence. We also manufacture certain work apparel garments that are used to support our garment rental and direct purchase programs. We have two operating segments, United States (includes the Dominican Republic and Ireland operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance.

Basis of Presentation
Our Consolidated Financial Statements include the accounts of G&K Services, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts are eliminated in consolidation.

Our fiscal year ends on the Saturday nearest June 30. All references herein to "2011", "2010" and "2009", refer to the fiscal years ended July 2, 2011, July 3, 2010 and June 27, 2009, respectively. Fiscal years 2011 and 2009 consisted of 52 weeks, fiscal year 2010 consisted of 53 weeks.

We have evaluated subsequent events and have found none that require recognition or disclosure.

Use of Estimates
The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from our estimates.

Cash and Cash Equivalents
We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded net of an allowance for expected losses and the fair value approximates the book value. The allowance, recognized as an amount equal to anticipated future write-offs, is based on the age of outstanding balances, analysis of specific accounts, historical bad debt experience and current economic trends. We generally write-off uncollectible accounts receivable after all avenues of collection have been exhausted.

Inventories
Inventories consist of new goods and rental merchandise in service. New goods are stated at the lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support our rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by the merchandise. Estimated lives of rental merchandise in service range from six months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

We review the estimated useful lives of our in-service merchandise on a periodic basis. During the fourth quarter of fiscal year 2010, we completed an analysis of certain in-service merchandise which resulted in the estimated useful lives for the merchandise being modified to better reflect the estimated periods in which the merchandise will remain in service. The effect of the change in estimate in fiscal years 2010 and 2011 was not material.

We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs include the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. We believe that adequate reserves for inventory obsolescence have been made in the Consolidated Financial Statements; however, in the future, product lines and customer requirements may change, which could result in additional inventory write-downs.

The components of inventories as of July 2, 2011 and July 3, 2010 are as follows:

	July 2, 2011	July 3, 2010
Raw Materials	**$ 16.4**	$ 7.5
Work in Process	**1.7**	0.5
Finished Goods	**51.4**	49.0
New Goods	**$ 69.5**	$ 57.0
Merchandise In Service	**$ 93.6**	$ 69.3
Total Inventories	**$163.1**	$126.3

Property, Plant and Equipment
Property, plant and equipment are carried at cost. Depreciation is generally computed using the straight-line method over the following estimated useful lives:

	Life (Years)
Automobiles and trucks	3 to 8
Machinery and equipment	3 to 10
Buildings	20 to 33
Building improvements	10

Costs of significant additions, renewals and betterments, including external and certain internal computer software development costs, are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Repair and maintenance costs are charged to operating expense when incurred. Depreciation expense for fiscal years 2011, 2010 and 2009 was $32.0 million, $34.0 million and $37.0 million, respectively and includes amortization of assets recorded under capital leases.

Environmental Costs

We accrue various environmental related costs, which consist primarily of estimated clean-up costs, fines and penalties, when it is probable that we have incurred a liability and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, we accrue the minimum estimated amount. This accrued amount reflects our assumptions regarding the nature of the remedy and the outcome of discussions with regulatory agencies. Changes in the estimates on which the accruals are based, including unanticipated government enforcement actions, or changes in environmental regulations, could result in higher or lower costs. Accordingly, as investigations and other actions proceed, it is likely that adjustments to our accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on our results of operations or cash flows in a given period. We cannot predict the ultimate outcome of any of these matters with certainty and it is possible that we may incur additional losses in excess of established reserves. However, we believe the possibility of a material adverse effect on our results of operations or financial position is remote.

Accruals for environmental liabilities are included in the "Other" accrued expenses line item in the Consolidated Balance Sheets. Environmental costs are capitalized if they extend the life of the related property, increase its capacity and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control equipment is charged to expense in the period incurred.

For additional information see Note 12, "Commitments and Contingencies" of the Notes to the Consolidated Financial Statements.

Impairments of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with applicable accounting standards. Recoverability of assets in accordance with these standards compares the projected undiscounted future cash flows from use and disposition of assets to the carrying amounts of those assets. When the sum of projected undiscounted cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. During the third quarter of fiscal year 2009, we recorded an impairment loss of $19.7 million related to certain long-lived assets and included that loss in the "Goodwill and other impairment charges" line item in the Consolidated Statements of Operations.

For additional information see Note 2, "Goodwill and Other Impairment Charges" of the Notes to the Consolidated Financial Statements.

Goodwill and Intangible Assets

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment, or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The associated goodwill balances were $258.7 million, $69.5 million and $0, respectively, at July 2, 2011. There have been no changes to our reporting units or in the allocation of goodwill to each respective reporting unit in fiscal years 2009, 2010, or 2011.

The goodwill impairment test involves a two-step process. First, we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation generally considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities and fair value models and research prepared by independent analysts and, if necessary, discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, we would perform a second test and if necessary reduce the reporting unit's goodwill to its implied fair value. The second step requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit.

During the second quarter of fiscal year 2009, there was a significant deterioration in general economic conditions and in the market value of our stock. The resulting decline in our market capitalization prompted us to conduct a goodwill analysis to determine if an impairment of goodwill existed as of December 27, 2008. Our analysis evaluated the estimated fair value of each reporting unit relative to the net book value. We prepared a discounted cash flow analysis to estimate the fair value, which validated the reasonableness of the estimated market value plus a control premium. As a result of this analysis, no impairment was recorded as of December 27, 2008. In the third quarter of fiscal year 2009, economic events and circumstances indicated that it was necessary to perform an additional assessment of our goodwill. As part of our assessment, we prepared a discounted cash flow analysis to determine the fair value of each reporting unit.

Determining a reporting unit's discounted cash flows requires significant management judgment with respect to sales, gross margin and selling, general and administrative (SG&A) expense rates, capital expenditures and the selection and use of an appropriate discount rate. The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on our annual business plan and other forecasted results. Discount rates reflect a market-based weighted average cost of capital taking into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimated fair value of reporting units are based on the best information available as of the date of the assessment. The use of different assumptions could increase or decrease the estimated future discounted operating cash flows and therefore, could increase or decrease any impairment charge. As identified in Note 2, the terminal growth rate we used in our third quarter of fiscal year 2009 discounted cash flow model was 2.5%-3.0%. While we do not believe historical operating results are necessarily indicative of future operating results, we believe our assumptions were reasonable when compared to our historical 10 year compound annual growth rate in operating cash flow of 3.3%. After completing the assessment we determined that the carrying value of our U.S. Rental and Direct Sales reporting units exceeded the fair value, and an impairment charge of $107.0 million was recorded.

We performed our annual goodwill impairment test for fiscal years 2009, 2010 and 2011 and determined that no further impairment of goodwill occurred.

Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

For additional information see Note 2, "Goodwill and Other Impairment Charges" of the Consolidated Financial Statements.

Retirement Plan Assets

Retirement plan assets consist primarily of mutual funds and cash equivalents, which are stated at their fair value as determined by quoted market prices, and the cash surrender values of life insurance policies.

Foreign Currency

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the year. Translation adjustments are reflected within "Accumulated other comprehensive income (loss)" in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period and were not material in fiscal years 2011, 2010 or 2009.

Revenue Recognition

Our rental operations business is largely based on written service agreements whereby we agree to pick-up soiled merchandise, launder and then deliver clean uniforms and other related products. The service agreements generally provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged uniforms and replacement fees for non-personalized merchandise that is lost or damaged. Direct sale revenue is recognized in the period in which the product is shipped. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

During the fourth quarter of fiscal year 2010, we changed our business practices regarding the replacement of certain in-service towel and linen inventory and accordingly, we modified our revenue recognition policy related to the associated replacement fees. This revenue, which had historically been deferred and recognized over the estimated useful life of the associated in-service inventory, is now recognized upon billing. For fiscal year 2011, the effect of this change increased revenue and income from operations by $5.9 million, net income by $3.7 million and basic and diluted earnings per common share by $0.20. For fiscal year 2010 this change increased revenue and income from operations by $6.7 million, net income by $4.2 million and basic and diluted earnings per common share by $0.23.

Insurance

We carry large deductible insurance policies for certain obligations related to health, workers' compensation, auto and general liability programs. These deductibles range from $0.4 million to $0.8 million. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. When it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the Consolidated Financial Statements.

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using statutory rates in effect for the year in which the differences are expected to reverse. We present the tax effects of these deferred tax assets and liabilities separately for each major tax jurisdiction. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Per Share Data

Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share was computed similarly to the computation of basic earnings per share, except that the denominator is adjusted for the assumed exercise of dilutive options using the treasury stock method and non-vested restricted stock.

For the Fiscal Years Ended (In thousands)	**July 2, 2011**	July 3, 2010	June 27, 2009
Weighted average number of common shares outstanding used in computation of basic earnings per share	**18,355**	18,299	18,389
Weighted average effect of non-vested restricted stock grants and assumed exercise of options	**142**	49	–
Shares used in computation of diluted earnings per share	**18,497**	18,348	18,389

We excluded potential common shares related to our outstanding equity compensation grants of 1,189,000, 1,486,000, and 1,840,000 from the computation of diluted earnings per share for fiscal years 2011, 2010 and 2009, respectively. Inclusion of these shares would have been anti-dilutive.

Derivative Financial Instruments

All derivative financial instruments are recognized at fair value and are recorded in the "Other current assets" or "Accrued expenses" line items in the Consolidated Balance Sheets. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as a hedging relationship and on the type of the hedging relationship. For those derivative financial instruments that are designated and qualify as hedging instruments, we designate the hedging instrument (based on the exposure being hedged) as cash flow hedges. We do not have any derivative financial instruments that have been designated as either a fair value hedge or a hedge of a net investment in a foreign operation. Cash flows associated with derivative financial instruments are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

In the ordinary course of business, we are exposed to market risks. We utilize derivative financial instruments to manage interest rate risk, and periodically energy cost price risk and foreign exchange risk. Interest rate swap contracts are entered into to manage interest rate risk associated with our fixed and variable rate debt. Futures contracts on energy commodities are periodically entered into to manage the price risk associated with forecasted purchases of gasoline and diesel fuel used in our rental operations. Forward exchange contracts on foreign currencies are periodically entered into to manage the foreign currency exchange risk associated with firm commitments denominated in foreign currencies. We designate interest rate swap contracts as cash flow hedges of the interest expense related to variable rate debt.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of "Accumulated other comprehensive income" and reclassified into the Consolidated Statements of Operations in the same line item associated with the forecasted transaction and in the same period as the expenses from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in the fair value resulting from hedge ineffectiveness is immediately recognized as income or expense.

We do not engage in speculative transactions or fair value hedging nor do we hold or issue financial instruments for trading purposes.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock option are granted to employees and directors for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation is recognized in the Consolidated Statements of Operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. Forfeiture rates are reviewed on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

New Accounting Pronouncements

In June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the existing standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income ("OCI") to net income, in both net income and OCI. The amendments to the existing standard do not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statement. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance is effective for annual financial periods beginning after December 15, 2011 and interim periods within that period and is to be applied retrospectively, with early adoption permitted.

2. *Goodwill and Other Impairment Charges*

The following table identifies the major components of the goodwill and other impairment charges that are reflected in the Consolidated Statements of Operations for fiscal year 2009:

Goodwill	$107.0
Computer software	7.6
Property, plant and equipment	7.2
Customer contracts	3.5
Assets held for sale	1.4
Goodwill and other impairment charges	$126.7

Goodwill

During the third quarter of fiscal year 2009, we recorded a non-cash impairment charge of $107.0 million related to our goodwill. Of this amount, $100.0 million was associated with U.S. Rental operations and $7.0 million was related to Direct Sales operations. The goodwill impairment charges described above are recorded on the "Goodwill and other impairment charges" line of the Consolidated Statements of Operations.

The carrying value of goodwill is reviewed annually in our fourth quarter for possible impairment or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may be impaired. During our annual test in the fourth quarter, we use a market valuation approach to determine fair value for each reporting unit.

In the third quarter of fiscal year 2009, the accelerated deterioration in the economic environment continued to negatively impact our operations. The resultant increased disparity between our carrying value and our market capitalization as of our interim measurement date of January 31, 2009 prompted us to perform an interim goodwill impairment test. Goodwill has been assigned to reporting units for purposes of impairment testing and consists of U.S. Rental operations, Canadian Rental operations and Direct Sales operations. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. During the third quarter of fiscal year 2009, we engaged a third party independent valuation consulting firm to assist in determining the fair value of each reporting unit. Based on consultation with our valuation specialist, we used both a market valuation and income valuation approach, weighted evenly, to determine the fair values of our reporting units. The income valuation was derived by discounting future forecasted cash flows using a market based weighted average cost of capital. The market valuation was derived by referencing a measure of invested capital compared to earnings and cash flows of a peer group of companies and applying the resultant multiples to our reporting units. The combination of these valuations produced an estimated fair value that was less than the carrying amount for the U.S. Rental and Direct Sales reporting units. The fair value of our Canadian Rental reporting unit exceeded its carrying amount by more than 20%. Since the carrying value of the U.S. reporting unit and the Direct Sales reporting unit exceeded its estimated fair value in the first step, a second step was performed, in which the reporting unit's goodwill was written down to its implied fair value. In the second step, we are required to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets. The second step also requires, among other things, us to determine the estimated fair market value of our tangible and intangible assets. Any fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for that reporting unit.

The goodwill impairment testing process is subject to inherent uncertainties and subjectivity. The fiscal year 2009 determination of the fair value required significant management judgment with respect to various assumptions, including revenue volume, gross margins, selling, general and administrative (SG&A) expense rates, capital expenditures, discount rates, terminal growth rates and the fair values of each reporting unit's tangible and intangible assets and liabilities. The projected revenue levels, gross margins, SG&A rate, and capital expenditure assumptions in fiscal year 2009 were based on the annual business plan or other forecasted results. Discount rates reflected our estimate of a market-based weighted average cost of capital, which took into consideration the risks associated with the projected cash flows that resulted directly from the use of those assets in operations. The estimated fair value of each reporting unit was based on the best information available as of the date of our assessment in fiscal year 2009. The use of different assumptions would have increased or decreased the estimated fair value and could have materially increased or decreased the impairment charge. The discount rates that were used in step one and step two ranged from 9.7%-11.7% and included certain risk premiums. Our forecasted future cash flows considered both current and future economic conditions and a terminal growth rate of 2.5%-3.0%. If we had changed the discount rate by 50 basis points, we would have increased or decreased the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $45 million, $10 million and $1 million, respectively. If the terminal growth rate had changed by 50 basis points, it would have increased or decreased the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $25 million, $5 million and $0, respectively. If the fair values of the net assets of the impaired reporting units had increased or decreased by 5% compared to the values that were used in the preparation of the June 27, 2009 financial statements, the goodwill impairment charge would have increased or decreased related to the U.S. Rental and Direct Sales reporting units by approximately $20 million and $0, respectively.

As of July 2, 2011 and July 3, 2010, the fair value exceeded the carrying value of our goodwill related to both our U.S. Rental reporting unit and Canadian Rental reporting unit by over 10% for both fiscal years. All goodwill associated with our Direct Sales reporting unit had been previously written off.

Long-Lived Assets

Asset impairment charges in fiscal year 2009 include $7.2 million related to properties held and used, $1.4 million related to properties held for sale, $7.6 million related to computer software and $3.5 million related to customer contracts associated with our Direct Sales reporting unit.

Long-lived assets held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In the third quarter of fiscal year 2009, as a result of the continued and accelerated deterioration in the economic environment and expectations regarding future operating performance, management took a series of actions to increase profitability and productivity. Due to a combination of these factors and actions, we determined that the carrying value of certain assets held and used exceeded their fair value. Determination of the recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of those assets in operation. Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. As a result of our projected undiscounted future cash flows related to certain locations being less than the carrying value of those assets, an impairment charge of $7.2 million was required. The fair values of these asset groups were determined based on prices of similar assets.

In fiscal year 2009, we made the decision to close and sell certain under-performing production facilities. In connection with this decision and the plan to dispose of these asset groups, we recorded an impairment charge of $1.4 million. The fair values of the asset groups to be disposed of were determined based on prices of similar assets.

In the third quarter of fiscal year 2009, due to the continued and accelerated deterioration in the economic environment and expectations regarding future operating performance, we tested our Direct Sales reporting unit's long-lived assets for impairment. It was determined that the carrying value of certain computer software and customer contracts exceeded their associated fair values by approximately $7.6 million and $3.5 million, respectively. The estimated fair values were determined based on discounted future cash flows.

In fiscal years 2010 and 2011, we reviewed our long-lived assets for impairment and determined no indicators of impairment were present, therefore no impairment charge was recorded for these fiscal years.

3. *Goodwill and Intangible Assets*

Goodwill includes the following:

	United States	Canada	Total
Balance as of June 27, 2009	$ 260.2	$ 59.7	$ 319.9
Divestitures	(0.5)	(1.0)	(1.5)
Foreign currency translation and other	–	4.7	4.7
Balance as of July 3, 2010	$ 259.7	$ 63.4	$ 323.1
Foreign currency translation and other	(1.0)	6.1	5.1
Balance as of July 2, 2011	**$258.7**	**$69.5**	**$328.2**

Other intangible assets, which are included in "Other assets" on the Consolidated Balance Sheet, are as follows:

	July 2, 2011	July 3, 2010
Customer contracts	**$115.6**	$114.0
Accumulated amortization	**(98.3)**	(91.7)
Net	**$ 17.3**	$ 22.3
Non-competition agreements	**$ 11.2**	$ 11.1
Accumulated amortization	**(11.2)**	(10.8)
Net	**$ –**	$ 0.3

The customer contracts include the combined value of the written service agreements and the related customer relationship. Other intangible assets are amortized over a weighted average life of approximately 11 years.

Amortization expense was $5.6 million, $6.2 million and $7.2 million for fiscal years 2011, 2010 and 2009, respectively. Estimated amortization expense for each of the next five fiscal years based on the intangible assets as of July 2, 2011 is as follows:

2012	$5.0
2013	3.8
2014	2.6
2015	1.9
2016	1.4

4. *Long-Term Debt*

Debt as of July 2, 2011 and July 3, 2010 includes the following:

	2011	2010
Borrowings under unsecured revolving credit facility	**$ 40.0**	$ 64.5
Borrowings under unsecured variable rate notes	**75.0**	75.0
Borrowings under secured variable rate loans	**20.0**	20.0
Other debt arrangements including capital leases	**0.9**	1.9
	135.9	161.4
Less current maturities	**(40.7)**	(1.0)
Total long-term debt	**$ 95.2**	$160.4

We have a $300.0 million, unsecured revolving credit facility with a syndicate of banks, which expires on July 1, 2012. Borrowings in U.S. dollars under the current credit facility, at our election, bear interest at (a) the adjusted London Interbank Offered Rate ("LIBOR") for specified interest periods plus a margin, which can range from 2.25% to 3.25%, determined with reference to our consolidated leverage ratio or (b) a floating rate equal to the greatest of (i) JPMorgan's prime rate, (ii) the federal funds rate plus 0.50% and (iii) the adjusted LIBOR for a one month interest period plus 1.00%, plus, in each case, a margin determined with reference to our consolidated leverage ratio. Base rate loans will, at our election, bear interest at (i) the rate described in clause (b) above or (ii) a rate to be agreed upon by us and JPMorgan. Borrowings in Canadian dollars under the credit facility will bear interest at the greater of (a) the Canadian Prime Rate and (b) the LIBOR for a one month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1.00%.

As of July 2, 2011, borrowings outstanding under the revolving credit facility were $40.0 million. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, dividends, working capital needs and to provide up to $50.0 million in letters of credit. As of July 2, 2011, letters of credit outstanding against the revolver totaled $8.6 million and primarily related to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. Availability of credit under this facility requires that we maintain compliance with certain covenants. In addition, there are certain restricted payment limitations on dividends or other distributions, including share repurchases. The covenants under this agreement are the most restrictive when compared to our other credit facilities. The following table illustrates compliance with regard to the material covenants required by the terms of this facility as of July 2, 2011:

	Required	Actual
Maximum Leverage Ratio (Debt/EBITDA)	3.50	1.49
Minimum Interest Coverage Ratio (EBITDA/Interest Expense)	3.00	10.46
Minimum Net Worth	$314.6	$514.9

Our maximum leverage ratio and minimum interest coverage ratio covenants are calculated by adding back non-cash charges, as defined in our debt agreement.

Advances outstanding as of July 2, 2011 bear interest at a weighted average all-in rate of 2.50% (LIBOR plus 2.25%) for the Eurocurrency rate loans and an all-in rate of 3.25% (Lender Prime Rate) for overnight base rate loans. We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis. At July 2, 2011 this fee was 0.25% of the unused daily balance.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of July 2, 2011, the outstanding balance of the notes was $75.0 million at an all-in rate of 0.85% (LIBOR plus 0.60%).

We maintain an accounts receivable securitization facility whereby the lender will make loans to us on a revolving basis. On September 29, 2010, we completed the Second Amended and Restated Loan Agreement. The primary purpose of entering into the Loan Agreement and replacing the prior loan agreement was to (i) make conforming changes in connection with the previously disclosed reduction of the facility limit to $40.0 million effective July 1, 2010; (ii) make available an amount not exceeding $15.0 million under the facility for the issuance of letters of credit (subject to the aggregate $40.0 million facility limit); and (iii) add three of our subsidiaries as parties to the related intercompany receivables sale agreement to increase the borrowing base. Under the above stated amendment, we pay interest at a rate per annum equal to a margin of 0.85%, plus the average annual interest rate for such commercial paper. In addition, this facility is subject to customary fees for the issuance of letters of credit and any unused portion of the facility. Under this facility, and customary with transactions of this nature, our eligible accounts receivable are sold to a consolidated subsidiary.

As of July 2, 2011, there was $20.0 million outstanding under this loan agreement at an all-in interest rate of 1.08%. Additionally, $15.0 million of letters of credit were outstanding under this facility on this date, primarily related to our property and casualty insurance programs. The facility expires on September 26, 2012.

See Note 6, "Derivative Financial Instruments" of the Notes to the Consolidated Financial Statements for details of our interest rate swap and hedging activities related to our outstanding debt.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that, among other matters, require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At July 2, 2011, we were in compliance with all debt covenants.

The fair value of our long-term debt is based on the amount that would be paid to transfer the liability to a credit-equivalent market participant at the measurement date. The fair value of the long-term debt under the unsecured revolving credit facility, unsecured variable rate notes and secured variable rate loans approximates their carrying value as of July 2, 2011 and July 3, 2010.

The following table summarizes payments due on long-term debt, including capital leases, as of July 2, 2011 for the next five fiscal years and thereafter:

2012	$40.7
2013	20.2
2014	–
2015	–
2016 and thereafter	75.0

5. *Fair Value Measurements*

GAAP defines fair value, establishes a framework for measuring fair value and establishes disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We considered non-performance risk when determining fair value of our derivative financial instruments. The fair value hierarchy prescribed under GAAP contains the following three levels:

Level 1 – unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 – other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets in non-active markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by other observable market data.

Level 3 – unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

We have not transferred any items between fair value levels during fiscal year 2011. In addition, we valued our level 2 assets and liabilities by reference to information provided by independent third parties for similar assets and liabilities in active markets.

The following tables summarize the balances of assets and liabilities measured at fair value on a recurring basis as of July 2, 2011 and July 3, 2010:

	As of July 2, 2011		
	Fair Value Measurements Using Inputs Considered as		
	Level 1	Level 2	Total
Other assets:			
Non-qualified, non-contributory retirement plan assets	$ –	$10.3	$10.3
Non-qualified deferred compensation plan assets	21.8	–	21.8
Total assets	$21.8	$10.3	$32.1
Accrued expenses:			
Derivative financial instruments	$ –	$ 2.1	$ 2.1
Total liabilities	$ –	$ 2.1	$ 2.1

	As of July 3, 2010		
	Fair Value Measurements Using Inputs Considered as		
	Level 1	Level 2	Total
Other assets:			
Non-qualified, non-contributory retirement plan assets	$ –	$9.6	$ 9.6
Non-qualified deferred compensation plan assets	16.9	–	16.9
Total assets	$16.9	$9.6	$26.5
Accrued expenses:			
Derivative financial instruments	$ –	$5.2	$ 5.2
Total liabilities	$ –	$5.2	$ 5.2

The non-qualified, non-contributory retirement plan assets above consist primarily of the cash surrender value of life insurance policies and the non-qualified deferred compensation plan assets above consist primarily of various equity, fixed income and money market mutual funds.

We do not have any level 3 assets or liabilities, and the fair value of cash and cash equivalents, trade receivables and borrowings under the various credit agreements approximates the amounts recorded.

6. *Derivative Financial Instruments*

We use interest rate swap contracts to limit exposure to changes in interest rates and manage the total debt that is subject to variable and fixed interest rates. The interest rate swap contracts we utilize modify our exposure to interest rate risk by converting variable rate debt to a fixed rate without an exchange of the underlying principal amount. Approximately 56% of our outstanding variable rate debt had its interest payments modified using interest rate swap contracts at July 2, 2011.

As of July 2, 2011, none of our anticipated gasoline and diesel fuel purchases are hedged.

We do not engage in speculative transactions or fair value hedging nor do we hold or issue financial instruments for trading purposes.

We do not have any material assets related to derivatives as of July 2, 2011 and July 3, 2010.

The following table summarizes the classification and fair value of the interest rate swap agreements and fuel commodity futures contracts, which have been designated as cash flow hedging instruments:

		Liability Derivatives Fair Value	
Relationship:	Balance Sheet Classification:	**July 2, 2011**	July 3, 2010
Interest rate swap contracts	Other accrued expenses	**$2.1**	$5.0
Fuel commodity futures contracts	Other accrued expenses	**–**	0.2
Total derivatives designated as cash flow hedging instruments		**$2.1**	$5.2

As of July 2, 2011 and July 3, 2010, all derivative financial instruments were designated as hedging instruments.

For our interest rate swap contracts that qualify for cash flow hedge designation, the related gains or losses on the contracts are deferred as a component of accumulated other comprehensive income or loss (net of related income taxes) until the interest expense on the related debt is recognized. As the interest expense on the hedged debt is recognized, the other comprehensive income or loss is reclassified to the "Interest expense" line item in our Consolidated Statements of Operations. Of the $1.5 million net loss deferred in accumulated other comprehensive income as of July 2, 2011, a $1.1 million loss is expected to be reclassified to interest expense in the next 12 months.

As of July 2, 2011, we had interest rate swap contracts to pay fixed rates of interest and to receive variable rates of interest based on the three-month London Interbank Offered Rate ("LIBOR") on $55.0 million notional amount, none of which are forward starting interest rate swap contracts. Of the $55.0 million notional amount, $40.0 million matures in the next 12 months and $15.0 million matures in 13-24 months. The average rate on the $55.0 million of interest rate swap contracts was 3.6% as of July 2, 2011. These interest rate swap contracts are highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness were not material to any period.

The following tables summarize the amount of gain or loss recognized in accumulated other comprehensive income or loss and the classification and amount of gains or losses reclassified from accumulated other comprehensive income or loss into the Consolidated Statements of Operations for fiscal years 2011, 2010 and 2009 related to derivative financial instruments used in cash flow hedging relationships:

	Amount of Loss Recognized in Accumulated Other Comprehensive Income		
	For the Fiscal Years		
Relationship:	**2011**	2010	2009
Interest rate swap contracts	**$(0.8)**	$(2.3)	$(6.4)
Fuel commodity futures contracts	**–**	(0.2)	(1.9)
Total derivatives designated as cash flow hedging instruments	**$(0.8)**	$(2.5)	$(8.3)

		Amount of Loss Reclassified From Accumulated Other Comprehensive Income to Consolidated Statements of Operations		
		For the Fiscal Years		
Relationship:	Statement of Operations Classification:	**2011**	2010	2009
Interest rate swap contracts	Interest expense	**$(3.0)**	$(3.6)	$(2.2)
Interest rate swap contracts	Selling and administrative	**–**	(0.1)	–
Fuel commodity futures contracts	Cost of rental operations	**(0.1)**	–	(0.8)
Total derivatives designated as cash flow hedging instruments		**$(3.1)**	$(3.7)	$(3.0)

The following table summarizes the amount of gain or loss recognized in the Consolidated Statements of Operations for fiscal years 2011, 2010 and 2009 related to derivative financial instruments not designated as hedging instruments.

		Amount of Loss Recognized in Consolidated Statements of Operations		
		For the Fiscal Years		
Relationship:	Statement of Operations Classification:	**2011**	2010	2009
Interest rate swap contracts	Selling and administrative	**$–**	$(0.3)	$–

7. *Exit, Disposal and Related Activities*

We continuously monitor our operations and related cost structure to ensure that our resource levels are appropriate and from time to time take various actions to ensure that these resources are utilized in the most efficient manner. These actions may consist of facility closures, divestitures, expansions and increases or decreases in staffing levels.

In the first quarter of fiscal year 2009, we closed three processing plants, two branch locations, reduced selected headcount and outsourced our fleet maintenance function. As a result of these actions, we recorded approximately $2.6 million of expense in the Consolidated Statements of Operations during the quarter. These charges principally impacted our United States operating segment. Of these amounts, approximately $1.0 million was recorded in the "Cost of rental operations" line item and the remaining $1.6 million was recorded in the "Selling and administrative" line item.

In the third quarter of fiscal year 2009, we restructured our workforce to better align our cost structure with our revenue levels. As a result of this action, we recorded approximately $0.9 million in severance costs in the Consolidated Statements of Operations. These charges impacted both our United States and Canadian operating segments and did not significantly impact any one line item in our Consolidated Statements of Operations.

During the first quarter of fiscal year 2010, we aligned our workforce and cost structure to better match our revenue levels. As a result, we reduced selected administrative, regional and corporate headcount, divested an unprofitable operation and recorded approximately $1.4 million in associated severance costs. These charges impacted our United States operating segment, and were recorded in the "Selling and administrative" line item in our Consolidated Statements of Operations.

In the second quarter of fiscal year 2010, we sold all of the customer lists and certain assets related to our U.S. Cleanroom operations. In addition, we disposed of a non-core linen operation at one of our production facilities. As a result of these transactions, including the associated asset impairment charges, we recognized a net gain of $1.2 million in the "Selling and administrative" line item in our Consolidated Statements of Operations.

In the third quarter of fiscal year 2010, we sold a portion of the customer list and certain assets related to a non-core linen operation and refined our estimates related to the disposition of our U.S. Cleanroom operations. As a result of these transactions, including the associated impairment charges, we recognized a net gain of $2.5 million in the "Selling and administrative" line item in our Consolidated Statements of Operations.

In the fourth quarter of fiscal year 2011, we implemented plans to close or divest of three facilities and incurred a charge of approximately $1.7 million associated with these plans. This charge was recorded in the "Selling and administrative" line item of our Consolidated Statements of Operations. We expect these activities to be completed during fiscal year 2012.

8. *Comprehensive Income*

The components of comprehensive income for fiscal years 2011, 2010 and 2009 are as follows:

	For the Fiscal Years		
	2011	2010	2009
Net income/(loss)	**$33.2**	$28.6	$ (72.5)
Other comprehensive income/(loss)			
Foreign currency translation adjustments	**12.5**	9.2	(18.7)
Pension benefit liabilities, net of tax $1.7 million, $(5.4) million and $(5.4) million, respectively	**2.6**	(8.4)	(8.7)
Derivative financial instruments (loss) recognized, net of tax $(0.5) million, $(1.5) million and $(5.0) million, respectively	**(0.8)**	(2.5)	(8.3)
Derivative financial instruments loss reclassified, net of tax $1.9 million, $2.3 million and $1.8 million, respectively	**3.1**	3.7	3.0
Total other comprehensive income/(loss)	**17.4**	2.0	(32.7)
Total comprehensive income/(loss)	**$50.6**	$30.6	$(105.2)

The components of accumulated other comprehensive income, net of tax, are as follows:

	For the Fiscal Years		
	2011	2010	2009
Foreign currency translation	**$ 37.7**	$ 25.2	$16.0
Pension benefit liabilities	**(14.2)**	(16.8)	(8.4)
Derivative financial instruments	**(1.5)**	(3.8)	(5.0)
Accumulated other comprehensive income	**$ 22.0**	$ 4.6	$ 2.6

9. *Stockholders' Equity*

We issue Class A shares of our stock, and each share is entitled to one vote and is freely transferable.

We have a $175.0 million share repurchase program which was originally authorized by our Board of Directors in May 2007 for $100.0 million and increased to $175.0 in May 2008. We may repurchase shares from time to time in the open market, privately negotiated or other transactions in accordance with applicable federal securities laws. The timing and the amount of the repurchases will be determined by us based on our evaluation of market conditions, share price and other factors. Under the program we did not repurchase any shares in fiscal year 2011 or fiscal year 2010. In fiscal year 2009, we repurchased 650,387 shares for $16.1 million. At the end of fiscal year 2011, we had approximately $57.9 million remaining under this authorization.

We issue restricted stock units as part of our equity incentive plans. For the majority of the restricted stock units granted, the number of shares issued on the vesting date is net of the minimum statutory tax withholding requirements that we pay in cash to the appropriate taxing authorities on behalf of our employees. Although shares withheld are not issued, they are treated as common stock repurchases in our financial statements, as they reduce the number of shares that would have been issued upon vesting.

Share-Based Payment Plans

On November 4, 2010, our shareholders approved the G&K Services, Inc. Restated Equity Incentive Plan (2010) ("Restated Plan"). This plan restates our 2006 Equity Incentive Plan ("2006 Plan") approved by shareholders at our November 16, 2006 annual meeting. The total number of authorized shares under the Restated Plan will be 3,000,000 (2,000,000 under the 2006 Plan and an additional 1,000,000 under the Restated Plan). Only 1,000,000 of the awards granted under the Restated Plan can be stock appreciation rights, restricted stock, restricted stock units, deferred stock units or stock. As of July 2, 2011, 1,445,267 equity awards were available for grant.

The Restated Plan provides for certain stock awards, including stock options at fair market value and non-vested restricted shares, to our key employees and non-employee directors. Exercise periods for the stock options are generally limited to a maximum of 10 years and a minimum of one year. Stock options issued to employees generally vest over three years while restricted stock grants to employees generally vest over five years.

Compensation cost for share-based compensation plans is recognized on a straight-line basis over the requisite service period of the award. The amount of compensation cost that has been recognized in the Consolidated Statements of Operations was $4.2 million, $4.5 million, and $7.1 million for fiscal years 2011, 2010 and 2009, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.4 million, $1.5 million and $2.7 million for fiscal years 2011, 2010 and 2009, respectively. No amount of share-based compensation expense was capitalized during the periods presented.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatility is based on the historic volatility of our stock. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for each option is the interpolated market yield on a U.S. Treasury bill with a term comparable to the expected term of the granted stock option.

	For the Fiscal Years		
	2011	2010	2009
Expected share price volatility	**24.18% - 25.34%**	21.34% - 23.12%	20.8% - 31.2%
Weighted average volatility	**24.84%**	21.67%	23.2%
Expected annual dividend per share	**$0.38**	$0.30	$0.28
Expected term (in years)	**5 - 6**	5 - 6	5 - 6
Risk free rate	**1.41% - 1.72%**	1.95% - 3.01%	1.5% - 3.3%

A summary of stock option activity under our plans as of July 2, 2011, and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at July 3, 2010	1,481,077	$34.13		
Granted	258,313	20.02		
Exercised	(28,603)	25.60		
Forfeited or expired	(93,525)	31.68		
Outstanding at July 2, 2011	1,617,262	$32.17	5.72	$7.1
Exercisable at July 2, 2011	1,191,019	$35.53	4.70	$2.1

The weighted-average fair value of stock options on the date of grant during fiscal years 2011, 2010 and 2009 was $3.81, $4.82 and $7.69, respectively. The total intrinsic value of stock options exercised was $0.2 million in fiscal year 2011 and less than $0.1 million for fiscal years 2010 and 2009. As of July 2, 2011, there was $1.2 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our stock option plan.

We received total cash as a result of the exercise of stock options in fiscal years 2011, 2010 and 2009 of $0.6 million, $0.3 million and $0.2 million, respectively.

A summary of the status of our non-vested shares of restricted stock as of July 2, 2011 and changes during the year ended July 2, 2011, is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at July 3, 2010	274,087	$30.09
Granted	140,901	20.64
Vested	(83,470)	32.88
Forfeited	(6,181)	29.24
Non-vested at July 2, 2011	325,337	$25.35

As of July 2, 2011, there was $6.2 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our restricted stock plan. That expense is expected to be recognized over a weighted-average period of 3.1 years. The total fair value of shares vested during the fiscal years ended 2011, 2010 and 2009 was $2.5 million, $2.5 million and $3.1 million, respectively.

10. *Income Taxes*

The components of the provision/(benefit) for income taxes are as follows:

Fiscal Years	2011	2010	2009
Current:			
Federal	**$ (1.4)**	$ 5.2	$ 8.3
State and local	**0.9**	1.5	1.6
Foreign	**4.9**	5.2	6.4
	4.4	11.9	16.3
Deferred	**17.6**	5.3	(33.9)
Provision/(Benefit) for Income Taxes	**$22.0**	$17.2	$(17.6)

The following table reconciles the United States statutory income tax rate with our effective income tax rate:

Fiscal Years	2011	2010	2009
United States statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax benefit	**2.7%**	2.3%	0.9%
Foreign earnings taxed at different rates	**1.1%**	(3.8)%	1.9%
Change in tax contingency reserve	**0.4%**	0.6%	0.6%
Goodwill impairment	**–**	–	(15.8)%
Non-deductible fines and penalties	**–**	–	(1.8)%
Share-based compensation	**0.6%**	2.9%	(1.4)%
Permanent differences and other, net	**0.1%**	0.5%	0.1%
Effective income tax rate	**39.9%**	37.5%	19.5%

The change in the tax contingency reserve in fiscal year 2011 was the result of the expiration of certain statutes and the favorable resolution of other tax matters, offset by reserve additions during the year. The change in the tax contingency reserve in fiscal year 2010 was the result of the expiration of certain statutes offset by reserve additions during the year. The change in the tax contingency reserve in fiscal year 2009 was the result of the expiration of certain statutes and the favorable resolution of other tax matters. The negative 15.8% impact on the effective tax rate in fiscal year 2009 is due to the impact of the non-deductible goodwill impairment charges recorded in fiscal year 2009.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2011	2010
Deferred tax liabilities:		
Inventory	**$(20.8)**	$(17.5)
Depreciation	**(16.5)**	(8.9)
Intangibles	**(32.4)**	(25.0)
Total deferred tax liabilities	**(69.7)**	(51.4)
Deferred tax assets:		
Accruals and reserves	**46.0**	43.1
Share-based payments	**5.1**	5.0
Derivative financial instruments	**0.9**	2.4
Other	**5.9**	5.7
Gross deferred tax assets	**57.9**	56.2
Less valuation allowance	**(5.0)**	(4.7)
Total deferred tax assets	**52.9**	51.5
Net deferred tax (liabilities)/assets	**$(16.8)**	$ 0.1

Net deferred tax assets and liabilities are presented in the Consolidated Balance Sheet separately for each major tax jurisdiction. The net deferred tax assets and liabilities are presented in the Consolidated Balance Sheet as follows:

	2011	2010
Deferred tax assets:		
Other current assets	**$ –**	$2.0
Other, principally retirement plan assets	**–**	2.9
Net deferred tax assets	**–**	4.9
Deferred tax liabilities:		
Deferred income taxes, current	**7.6**	3.6
Deferred income taxes, noncurrent	**9.2**	1.2
Net deferred tax liabilities	**16.8**	4.8
Net deferred tax (liabilities)/assets	**$(16.8)**	$0.1

The deferred tax assets include $4.5 million and $4.4 million related to state net operating loss carry-forwards which expire between fiscal year 2013 and fiscal year 2031, and $0.4 million and $0.4 million related to foreign net operating loss carry-forwards at July 2, 2011 and July 3, 2010, respectively.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. The valuation allowance of $5.0 million and $4.7 million at July 2, 2011 and July 3, 2010, respectively, relates to state net operating loss carry-forwards and foreign net operating loss carry-forwards. The amount was increased by $0.3 million for losses generated during the fiscal year ended July 2, 2011. The valuation allowance for foreign net operating loss carry-forwards of $0.4 million was established during the fiscal year ended July 3, 2010.

We have foreign tax credit carry-forwards of $1.8 million, generated during fiscal year 2011, which expire in fiscal year 2021. We have determined that no valuation allowance is necessary as of July 2, 2011.

We have not provided U.S. income taxes and foreign withholding taxes on undistributed earnings from our foreign subsidiaries of approximately $59.1 million as of both July 2, 2011 and July 3, 2010. These earnings are considered to be indefinitely reinvested in the operations of such subsidiaries.

We continue to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Net tax-related interest and penalties were immaterial for the years reported. As of July 2, 2011 and July 3, 2010, we had $2.0 million and $1.8 million, respectively, of accrued interest and penalties related to uncertain tax positions, of which $1.5 million and $1.2 million would favorably affect our effective tax rate in any future periods, if recognized.

We file income tax returns in the United States, Canada and multiple state jurisdictions. We have substantially concluded on all U.S. Federal and Canadian income tax examinations through fiscal years 2007 and 2005, respectively. With few exceptions, we are no longer subject to state and local income tax examinations prior to fiscal year 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year 2011	Fiscal Year 2010
Beginning balance	**$12.8**	$14.3
Tax positions related to current year:		
Gross increase	**2.6**	2.0
Gross decrease	**–**	–
Tax positions related to prior years:		
Gross increase	**3.7**	0.8
Gross decrease	**(0.3)**	(0.1)
Settlements	**(1.6)**	–
Lapses in statutes of limitations	**(3.0)**	(4.2)
Ending balance	**$14.2**	$12.8

As of July 2, 2011 and July 3, 2010, the total amount of unrecognized tax benefits was $14.2 million and $12.8 million, respectively, of which $3.0 million and $4.5 million would favorably affect the effective tax rate, if recognized. We are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months.

11. *Employee Benefit Plans*

Pension Plan and Supplemental Executive Retirement Plan

We have a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees who were employed as of July 1, 2005, except certain employees who are covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. We make annual contributions to the Pension Plan consistent with federal funding requirements.

Annual benefits under the Supplemental Executive Retirement Plan ("SERP") are based on years of service and individual compensation near retirement. We have purchased life insurance contracts and other investments that could be used to fund the retirement benefits under this plan. The value of these insurance contracts and investments as of July 2, 2011 and July 3, 2010 were $10.3 million and $9.6 million, respectively.

We froze our Pension Plan and SERP effective January 1, 2007. Future growth in benefits has not occurred beyond this date.

Applicable accounting standards require that the Consolidated Balance Sheet reflect the funded status of the pension and postretirement plans. The funded status of the plan is measured as the difference between the plan assets at fair value and the projected benefit obligation. We have recognized the aggregate of all under-funded plans within other noncurrent liabilities. The portion of the amount by which the actuarial present value of benefits included in the projected benefit obligation exceeds the fair value of plan assets, payable in the next 12 months, is reflected in accrued liabilities. The measurement date of the plan assets coincides with our fiscal year end. The fair value of the plan assets is determined by reference to unadjusted quoted market prices that are available in active markets for the identical assets at the measurement date.

Unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in "Accumulated other comprehensive income" in our Consolidated Balance Sheet. The difference between actual amounts and estimates based on actuarial assumptions will be recognized in other comprehensive income in the period in which they occur.

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost during fiscal year 2012 is $1.6 million which is related primarily to net actuarial losses.

Obligations and Funded Status at July 2, 2011 and July 3, 2010

	Pension Plan		SERP	
	2011	2010	**2011**	2010
Change in benefit obligation:				
Projected benefit obligation, beginning of year	**$ 66.9**	$ 52.3	**$ 13.3**	$ 10.8
Service cost	**–**	–	**–**	–
Interest cost	**3.7**	3.5	**0.7**	0.7
Actuarial (gain)/loss	**(0.8)**	13.0	**1.0**	2.3
Benefits paid	**(2.0)**	(1.9)	**(0.6)**	(0.5)
Projected benefit obligation, end of year	**$ 67.8**	$ 66.9	**$ 14.4**	$ 13.3
Change in plan assets:				
Fair value of plan assets, beginning of year	**$ 39.8**	$ 36.9	**$ –**	$ –
Actual return on plan assets	**5.6**	3.6	**–**	–
Employer contributions	**2.0**	1.2	**0.6**	0.6
Benefits paid	**(2.0)**	(1.9)	**(0.6)**	(0.6)
Fair value of plan assets, end of year	**$ 45.4**	$ 39.8	**$ –**	$ –
Funded status-net amount recognized	**$(22.4)**	$(27.1)	**$(14.4)**	$(13.3)

Amounts recognized in the Consolidated Balance Sheets consist of:

	Pension Plan		SERP	
	2011	2010	**2011**	2010
Accrued benefit liability	**$(22.4)**	$(27.1)	**$(14.4)**	$(13.3)
Net amount recognized	**$(22.4)**	$(27.1)	**$(14.4)**	$(13.3)

	Pension Plan		SERP	
	2011	2010	**2011**	2010
Accumulated other comprehensive (gain)/loss related to:				
Unrecognized net actuarial (gains)/losses	**$(5.3)**	$11.4	**$1.0**	$2.3

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $67.8 million, $67.8 million and $45.4 million, respectively, as of July 2, 2011 and $66.9 million, $66.9 million and $39.8 million, respectively, as of July 3, 2010. No pension plans had plan assets in excess of accumulated benefit obligations at July 2, 2011 or July 3, 2010.

Components of Net Periodic Benefit Cost

	Pension Plan			SERP		
	2011	2010	2009	**2011**	2010	2009
Service cost	**$ –**	$ –	$ –	**$ –**	$ –	$ –
Interest cost	**3.7**	3.5	3.3	**0.7**	0.7	0.7
Expected return on assets	**(3.1)**	(3.0)	(3.5)	**–**	–	–
Amortization of net loss	**2.0**	1.0	–	**–**	–	–
Net periodic benefit cost (income)	**$ 2.6**	$ 1.5	$(0.2)	**$0.7**	$0.7	$0.7

Assumptions

The following weighted average assumptions were used to determine benefit obligations for the plans at July 2, 2011 and July 3, 2010:

	Pension Plan		SERP	
	2011	2010	**2011**	2010
Discount rate	**5.70%**	5.60%	**5.50%**	5.50%
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

The following weighted average assumptions were used to determine net periodic benefit cost for the plans for the years ended July 2, 2011 and July 3, 2010:

	Pension Plan		SERP	
	2011	2010	**2011**	2010
Discount rate	**5.60%**	6.90%	**5.50%**	6.90%
Expected return on plan assets	**7.75**	8.00	**N/A**	N/A
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

We have a committee which, assisted by outside consultants, evaluates the objectives and investment policies concerning its long-term investment goals and asset allocation strategies. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. To develop the expected long-term rate of return on asset assumptions, we consider the historical returns and the future expectations of returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of 7.75% expected return on plan assets for both fiscal years 2012 and 2011. As part of our assessment of the expected return on plan assets, we considered the historical performance, including the recent decline and subsequent improvement in the global equity markets and concluded that these rates are appropriate.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Additional Information

The asset allocations in the pension plan at July 2, 2011 and July 3, 2010 are as follows:

	Target Asset Allocations	Actual Asset Allocations	
	2011	**2011**	2010
International equity	**8 - 18%**	**12.6%**	10.7%
Large cap equity	**20 - 40**	**30.0**	28.1
Small cap equity	**3 - 13**	**8.4**	7.3
Absolute return strategy funds	**10 - 20**	**14.3**	15.5
Fixed income	**20 - 30**	**25.4**	28.2
Long/short equity fund	**5 - 15**	**9.3**	10.2
Total	**100%**	**100%**	100%

The asset allocation strategy for 2011 targets 20%-30% in high-quality fixed income instruments with the balance of the portfolio to be invested in a diversified and complementary portfolio of equity vehicles. The objective is to achieve a long-term rate of return of 7.0%-9.5%. In determining investment options, all classes or categories of investments allowed by the Employee Retirement Income Security Act of 1974 ("ERISA") are acceptable investment choices. As directed by ERISA, no single investment will comprise more than 10% of assets, except for certain government backed securities.

Pension assets consist of listed common stocks, U.S. government and corporate obligations and other investments. As of July 2, 2011, approximately 76% of these assets are considered level 1 under the fair value hierarchy. The remaining 24% are classified as level 2 assets and consist of the long/short equity fund and absolute return strategy funds identified above. We expect to contribute $8.3 million to our pension plan and $0.7 million to the SERP in fiscal year 2012.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plan	SERP
2012	$ 1.8	$0.7
2013	1.9	0.7
2014	2.0	0.7
2015	2.2	0.8
2016	2.3	0.8
2017 and thereafter	15.2	4.6

Multi-Employer Pension Plans

We participate in a number of union sponsored, collectively bargained multi-employer pension plans ("MEPPs"). We made contributions to these plans of $3.3 million, $3.1 million and $3.2 million in fiscal years 2011, 2010 and 2009, respectively. The company records the required cash contributions to the MEPPs as an expense in the period incurred and a liability is recognized for any contributions due and unpaid, consistent with the accounting for defined contribution plans. In addition, we are responsible for our proportional share of any unfunded vested benefits related to the MEPPs. However, under the applicable accounting rules, we are not required to record a liability for our portion of any unfunded vested benefits liability until we exit from the plan.

In fiscal year 2009, local union members at a facility voted to decertify their union which triggered a charge of $0.9 million. In fiscal year 2010, local union members at another facility voted to decertify their union which triggered a charge of $0.9 million. In fiscal year 2011, two locations voted to decertify their respective unions. The decertification resulted in a partial withdrawal from the related MEPPs and we recorded a charge of $1.0 million.

As evidenced by the four previous decertifications noted above, a partial or full withdrawal from a MEPP may be triggered by circumstances beyond our control, such as union members voting to decertify their union. If a future withdrawal from a plan occurs, we will record our proportional share of any unfunded vested benefits in the period in which the withdrawal occurs. The ultimate amount of the withdrawal liability assessed by the MEPPs is impacted by a number of factors, including investment returns, benefit levels, interest rates, financial difficulty of other participants in the plan, including bankruptcy and continued participation by the company and other employers in the MEPPs.

401(k) Plan

All full-time non-union, U.S. employees are eligible to participate in a 401(k) plan. We match a portion of the employee's salary reduction contributions and provide investment choices for the employee. The matching contributions under the 401(k) plan made prior to January 1, 2007 vest over a five-year employment period, while matching contributions made after that date vest immediately. We incurred matching contribution expense of $5.4 million in fiscal year 2011, $5.5 million in fiscal year 2010 and $7.0 million in fiscal year 2009.

Executive Deferred Compensation Plan

Under the Executive Deferred Compensation Plan ("DEFCO Plan"), we match a portion of designated employees' contributions. Our contributions under the DEFCO Plan were $1.1 million in both fiscal year 2011 and fiscal year 2010 and $1.3 million in fiscal year 2009. The accumulated benefit obligation of $21.8 million as of July 2, 2011 and $16.9 million as of July 3, 2010 is included in "Other noncurrent liabilities" in the accompanying Consolidated Balance Sheets. We have purchased investments, including stable income and stock index managed funds, based on investment elections made by the employees, which may be used to fund the retirement benefits. The investments are recorded at estimated fair value based on quoted market prices and are included in "Other assets" in the accompanying Consolidated Balance Sheets. Offsetting unrealized gains and losses are included in income on a current basis. At July 2, 2011 and July 3, 2010, the estimated fair value of the investments was $21.8 million and $16.9 million, and the cost of the investments was $19.0 million and $17.0 million, respectively.

12. Commitments and Contingencies

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters arising in the normal course of business, including, without limitation, those described below.

Environmental Matters

We are currently involved in several environmental-related proceedings by certain governmental agencies, which relate primarily to allegedly operating certain facilities in noncompliance with required permits. In addition to these proceedings, in the normal course of our business, we are subject to, among other things, periodic inspections by regulatory agencies. We continue to dedicate substantial operational and financial resources to environmental compliance, and we remain fully committed to operating in compliance with all environmental laws and regulations. As of July 2, 2011 and July 3, 2010, we had reserves of approximately $1.4 million and $3.2 million respectively, related to these matters.

The U.S. EPA previously identified certain alleged air-related deficiencies with respect to the operations at our facility located in South Chicago, Illinois. We have responded to the U.S. EPA and will continue to work cooperatively to resolve this matter.

The U.S. EPA has likewise previously identified certain alleged air-related deficiencies with respect to the operations at our Manchester, New Hampshire facility. We have entered into a Consent Decree with the United States and the U.S. EPA resolving this matter, which is on file with the court. Pending any public comments, we expect the decree to become effective in August 2011. Under the decree, we have agreed to pay a $0.1 million civil penalty, pay $0.2 million to implement a supplemental environmental project in New Hampshire, obtain a permit for this facility and implement certain operational changes at this facility. This matter arises out of the alleged failure of Alltex Uniform Rental Services, Inc., the company from which we acquired this business, to perform testing and secure a related permit prior to installing certain equipment in 1997. Our resolution of this matter is within the previously established reserve amounts.

We cannot predict the ultimate outcome of any of these matters with certainty and it is possible that we may incur additional losses in excess of established reserves. However, we believe the possibility of a material adverse effect on our results of operations or financial position is remote.

Leases

We lease certain facilities and equipment for varying periods. Most facility leases contain renewal options from one to five years. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule as of July 2, 2011 of future minimum base rental payments for operating leases that had initial or remaining lease terms in excess of one year:

	Operating Leases
2012	$22.2
2013	20.1
2014	15.4
2015	10.7
2016	7.5
2017 and thereafter	12.9
Total minimum lease payments	$88.8

Total rent expense for operating leases, including those with terms of less than one year, was $30.9 million in fiscal year 2011, $33.1 million in fiscal year 2010 and $32.1 million in fiscal year 2009.

13. Segment Information

We have two operating segments, United States (includes the Dominican Republic and Ireland Operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance. Each operating segment derives revenues from the branded uniform and facility services programs. No single customer's transactions accounted for more than 2.0% of our total revenues. Substantially all of our customers are in the United States, Canada and Ireland.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1, "Summary of

Significant Accounting Policies" of the Notes to the Consolidated Financial Statements). Corporate expenses are allocated to the segments based on segment revenue. We evaluate performance based on income from operations.

The segment income from operations includes the impact of an intercompany management fee which is self-eliminated in the total income from operations below. The annual intercompany management fee was $8.0 million, $8.5 million and $9.5 million for fiscal years 2011, 2010 and 2009, respectively.

Financial information by segment is as follows:

	United States	Canada	Elimination	Total
2011				
Revenues	$684.9	$144.0	$ –	$828.9
Income from operations	51.7	13.7	–	65.4
Interest expense	10.2	–	–	10.2
Total assets	793.9	146.7	(74.7)	865.9
Capital expenditures-net	17.9	2.8	–	20.7
Depreciation and amortization expense	32.4	5.2	–	37.6
Income tax expense	18.2	3.8	–	22.0
2010				
Revenues	$688.0	$145.6	$ –	$833.6
Income from operations	42.5	17.1	–	59.6
Interest expense	13.8	–	–	13.8
Total assets	758.5	136.1	(80.7)	813.9
Capital expenditures-net	15.9	0.8	–	16.7
Depreciation and amortization expense	34.5	5.7	–	40.2
Income tax expense	14.6	2.6	–	17.2
2009				
Revenues	$789.4	$146.6	$ –	$936.0
Income/(Loss) from operations	(87.1)	11.1	–	(76.0)
Interest expense	14.0	–	–	14.0
Total assets	809.7	137.8	(90.2)	857.3
Capital expenditures-net	20.1	3.2	–	23.3
Depreciation and amortization expense	38.6	5.7	–	44.3
Income tax expense/(benefit)	(21.5)	3.9	–	(17.6)

G&K Services, Inc.

Schedule II — Valuation and Qualifying Accounts and Reserves
(In millions)

Description	Balance at Beginning of Year	Additions		Deductions	Balance at End of Year
		Charged to Costs and Expenses	Charged to Other Accounts		
Allowance for Doubtful Accounts					
July 2, 2011	$3.1	$1.8	$–	$1.8	$3.1
July 3, 2010	$3.8	$2.5	$–	$3.2	$3.1
June 27, 2009	$4.5	$4.1	$–	$4.8	$3.8
Inventory Reserve					
July 2, 2011	$2.4	$0.8	$–	$1.2	$2.0
July 3, 2010	$2.3	$0.4	$–	$0.3	$2.4
June 27, 2009	$2.2	$0.8	$–	$0.7	$2.3

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of July 2, 2011. Based on that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports that we file or submit under the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Management's Report on Internal Control Over Financial Reporting."

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to information with respect to our Proxy Statement for the fiscal year 2011 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 11. Executive Compensation

Reference is made to information with respect to our Proxy Statement for the fiscal year 2011 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to information with respect to our Proxy Statement for the fiscal year 2011 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Reference is made to information with respect to our Proxy Statement for the fiscal year 2011 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. Principal Accountant Fees and Services

Reference is made to information with respect to our Proxy Statement for the fiscal year 2011 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

(1) Financial Statements

The Consolidated Financial Statements of the Registrant are set forth in Item 8 of Part II of this report.

(2) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information has been included elsewhere by reference in the financial statements and related notes.

(3) Exhibits

The following exhibits, as required by Item 601 of Regulation S-K are filed as a part of this report:

3(a) Articles of Amendment and Restatement of the Registrant, as filed with the Secretary of State of Minnesota (incorporated herein by reference to Exhibit 3(i) to the Registrant's Form 10-Q filed November 13, 2001).

3(b) Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 8-K filed on August 25, 2011).

4(a) Rights Agreement, dated as of September 17, 2001, by and between G&K Services, Inc. and Wells Fargo Bank Minnesota, National Association (incorporated by reference to the Registrant's Form 8-K filing dated September 19, 2001).

10(a) Amended and Restated 1996 Director Stock Option Plan, as amended March 10, 2004 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A filed on October 12, 2005).**

10(b) 1998 Stock Option and Compensation Plan, as amended November 7, 2002 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on September 26, 2002). **

10(c) Loan Agreement dated June 30, 2005 among G&K Services, Inc. and various institutional investors (incorporated by reference to Registrant's Form 10-K filed September 15, 2005).

10(d) Form of Executive Employment Agreement between Registrant and each of Douglas Milroy, Robert Wood, and Jeffrey Wright, dated March 1, 2007 (incorporated herein by reference to the Registrant's Form 8-K filed March 19, 2007).**

10(e) Restated Equity Incentive Plan (2010) (incorporated by reference to Registrant's Form S-8 filed December 8, 2010).**

10(f) Second Amended and Restated Loan Agreement, dated September 29, 2010 among G&K Services, Inc., G&K Receivables Corp., Three Pillars Funding LLC, Suntrust Robinson Humphrey, Inc. and Suntrust Bank (incorporated herein by reference to Registrant's Form 8-K filed on December 4, 2010).

10(g) Form of Executive Employment Agreement between Registrant and Timothy N. Curran dated October 23, 2008 (incorporated herein by reference to the Registrant's exhibit 10.1 Form 8-K filed on October 29, 2008).**

10(h) Form of Amended Executive Employment Agreement between Registrant and each of Timothy N. Curran, Douglas A. Milroy, Robert G. Wood and Jeffrey L. Wright, dated April 10, 2009 (incorporated herein by reference to the Registrant's exhibit 10 Form 8-K filed April 14, 2009). **

10(i) Form of Amended Executive Employment Agreement between Registrant and each of Douglas A. Milroy and Jeffrey L. Wright, dated May 7, 2009 (incorporated herein by reference to the Registrant's exhibit 10 Form 8-K filed May 13, 2009). **

10(j) Credit Agreement, dated July 1, 2009, by and among the Registrant, G&K Services Canada Inc., JPMorgan Chase Bank, N.A. and various lenders (incorporated herein by reference to the Registrant's exhibit 10.1 Form 8-K filed July 2, 2009).

10(k) Voluntary Facility Limit Reduction, dated June 21, 2010, in accordance with the terms of the Amended and Restated Loan Agreement dated as of October 1, 2008 among G&K Receivables Corp., G&K Services, Inc., Three Pillars Funding LLC and Suntrust Robinson Humphrey, Inc. (incorporated herein by reference to Registrant's exhibit 10.1 Form 8-K filed June 22, 2010).

10(l) Terms of Non-Qualified Employee Stock Option (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(m) Terms of Non-Qualified Employee Stock Option for Chairman and CEO (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(n) Terms of Non-Qualified Non-Employee Director Stock Option (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(o) Terms of Restricted Stock Grant (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(p) Terms of Restricted Stock Grant with Three Year Cliff Vesting (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(q) Supplemental Executive Retirement Plan, amended and restated generally as of January 1, 2008 (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(r) Executive Deferred Compensation Plan, amended and restated generally as of January 1, 2008 (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

10(s) Amended and Restated Director's Deferred Compensation Plan, dated August 25, 2005 (incorporated herein by reference to the Registrant's Form 10-K filed on August 26, 2010).**

21 Subsidiaries of G&K Services, Inc.*

23 Consent of Independent Registered Public Accounting Firm.*

24 Power of Attorney dated as of August 26, 2011.*

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

Footnotes:

* Filed herewith
** Compensatory plan or arrangement

(b) Exhibits
See exhibits listed under Item 15(a)(3).

(c) Financial Statement Schedules
See the financial statement schedules listed under Item 15(a)(2).

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 26, 2011

G&K SERVICES, INC.
(Registrant)

By: /s/ Douglas A. Milroy

Douglas A. Milroy,
Chief Executive Officer and Director
(Principal Executive Officer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below on the 26th day of August, 2011, by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title
/s/ Douglas A. Milroy Douglas A. Milroy	Chief Executive Officer (Principal Executive Officer) and Director
 John S. Bronson	Director
* Lynn Crump-Caine	Director
* J. Patrick Doyle	Director
* Wayne M. Fortun	Director
* Ernest J. Mrozek	Director
* M. Lenny Pippin	Chairman of the Board and Director
* Alice M. Richter	Director
/s/ Jeffrey L. Wright Jeffrey L. Wright	Executive Vice President, Chief Financial Officer and Director
/s/ Thomas J. Dietz Thomas J. Dietz	Vice President and Controller

*By: /s/ Douglas A. Milroy
Douglas A. Milroy
Attorney-in-fact

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G&K SERVICES, INC.
5995 Opus Parkway
Minnetonka, Minnesota 55343


G&K SERVICES

Notice of Annual Meeting of Shareholders, Thursday, November 3, 2011

To the Shareholders of G&K Services, Inc.:

The annual meeting of shareholders of G&K Services, Inc. will be held, pursuant to due call by our Board of Directors, at our corporate headquarters, 5995 Opus Parkway, Minnetonka, Minnesota 55343, on Thursday, November 3, 2011 at 10:00 a.m. Central Daylight Time, or at any adjournment or postponement thereof, for the purpose of considering and taking action with respect to the following items:

1. elect the three "Class I" directors named in the attached proxy statement to serve for terms of three years;
2. ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, as our independent auditors for fiscal 2012;
3. hold an advisory vote on executive compensation;
4. hold an advisory vote on the frequency of the advisory vote on executive compensation; and
5. transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Pursuant to action of our Board of Directors, shareholders of record on September 6, 2011 will be entitled to vote at the meeting or any adjournment or postponement thereof.

A proxy for the meeting is enclosed. You are requested to complete and sign the proxy, which is solicited by our Board of Directors, and promptly return it in the enclosed envelope.

By Order of the Board of Directors
G&K Services, Inc.

Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

September 19, 2011

PROXY STATEMENT

Proxy Statement of G&K Services, Inc.

Annual Meeting of Shareholders to be Held Thursday, November 3, 2011

Voting by Proxy and Revocation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of G&K Services, Inc. to be used at the annual meeting of our shareholders to be held on Thursday, November 3, 2011, at 10:00 a.m. Central Daylight Time, at our corporate headquarters, 5995 Opus Parkway, Minnetonka, Minnesota 55343, or at any adjournment or postponement thereof, for the purpose of considering and taking action with respect to the following items:

1. elect the three "Class I" directors named in this proxy statement to serve for terms of three years;
2. ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, as our independent auditors for fiscal 2012;
3. hold an advisory vote on executive compensation;
4. hold an advisory vote on the frequency of the advisory vote on executive compensation; and
4. transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

The approximate date on which this proxy statement and the accompanying proxy were first sent or given to shareholders was September 19, 2011.

Each shareholder who signs and returns a proxy in the form enclosed with this proxy statement may revoke the same at any time prior to its use and prior to the annual meeting by giving notice of such revocation to the company in writing, at the meeting or by executing and delivering a new proxy to our Secretary. Unless so revoked, the shares represented by each proxy will be voted at the annual meeting or at any adjournment or postponement thereof. Mere presence at the annual meeting by a shareholder who has signed a proxy does not, alone, revoke that proxy; revocation must be announced by the shareholder at the time of the meeting. All shares which are entitled to vote and are represented at the annual meeting by properly executed proxies received prior to or at the annual meeting, and not revoked, will be voted at the annual meeting or any adjournment or postponement thereof.

Voting Procedures

The company has one class of voting securities outstanding: Class A Common Stock, $0.50 par value per share, of which 18,717,822 shares were outstanding as of the close of business on September 6, 2011, the record date for the annual meeting. Each share of Class A Common Stock is entitled to one vote on each matter put to a vote of shareholders. Our Class A Common Stock is referred to in this proxy statement as common stock. Only shareholders of record at the close of business on the record date will be entitled to vote at the annual meeting or any adjournment or postponement thereof. A quorum, consisting of the holders of a majority of the stock issued and outstanding and entitled to vote at the annual meeting, is required for the transaction of business at the annual meeting. Such quorum must be present, either in person or represented by proxy, for the transaction of business at the annual meeting, except as otherwise required by law, our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws.

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by our board. If any director nominee should withdraw or otherwise become unavailable, the proxies which would have otherwise been voted for that director nominee may be voted for a substitute director nominee selected by our board.

Election of Directors. A plurality of votes cast is required for the election of each director in proposal number 1.

Ratification of the Appointment of Independent Auditors. Proposal number 2 requires the affirmative vote of the holders of the greater of (i) a majority of the voting power of shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the annual meeting.

"Say-on-Pay" and "Say-When-on-Pay." Proposals number 3 and 4 are non-binding advisory votes. However, the Compensation Committee of our Board of Directors, which is responsible for designing and administering our executive compensation program, values the opinions expressed by shareholders in their vote on proposal number 3 and will consider the outcome of the vote when making future compensation decisions for named executive officers. The option that receives a plurality of the votes cast will be considered the preferred choice of shareholders regarding the frequency of the advisory vote on executive compensation under proposal number 4.

A shareholder who abstains with respect to any proposal is considered to be present and entitled to vote on that proposal, and is in most cases effectively casting a negative vote. A shareholder, including a broker, who does not give authority to a proxy to vote, or withholds authority to vote, on any proposal shall not be considered present and entitled to vote on that proposal.

If you hold your shares in street name and do not provide voting instructions to your broker, your broker has authority under New York Stock Exchange rules to vote those shares for or against "routine" proposals, such as the ratification of the appointment of independent auditors. Brokers cannot vote on their customers' behalf on "non-routine" proposals, such as the election of directors and the say-on-pay and say-when-on-pay proposals. These rules apply to us even though our common stock is traded on the NASDAQ Global Select Market. If a broker does not receive voting instructions as to a routine proposal, then it may exercise discretionary voting authority for or against the routine proposal and the shares will be counted for the purpose of establishing a quorum at the annual meeting and for the purpose of determining the outcome of the routine proposal. If a broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, then a "broker non-vote" will occur and those shares will be counted for the purpose of establishing a quorum at the annual meeting, but not for determining the outcome of those proposals. Shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal and effectively reduce the number of shares needed to approve that proposal.

The Board of Directors unanimously recommends that you vote "FOR" the election of each director nominee named in this proxy statement, "FOR" the ratification of Ernst & Young LLP's appointment as our independent auditor for fiscal 2012, "FOR" the advisory vote on executive compensation and "THREE YEARS" for the advisory vote on the frequency of the advisory vote on executive compensation.

Election of Class I Directors

Pursuant to our Amended and Restated Articles of Incorporation, our Board of Directors is comprised of not less than three and not more than 12 directors, and our Amended and Restated Bylaws state that the number of directors is established by resolution of our board. Presently, our board consists of nine directors. Pursuant to our Amended and Restated Articles of Incorporation, our directors are divided into three classes, designated as Class I, Class II and Class III, and are elected to serve for staggered three-year terms of office that expire in successive years. The current terms of office for the directors in Class I, Class II and Class III expire, respectively, at the 2011, 2012 and 2013 annual shareholders' meetings.

Ms. Crump-Caine and Messrs. Doyle and Pippin, each of whom currently serves as a Class I director, have been nominated by our board to serve as our Class I directors for a three-year term commencing immediately following the annual meeting and expiring at our 2014 annual shareholders' meeting, or until such person's successor is elected and qualified. If elected, each nominee has consented to serve as a Class I director.

Set forth below is information regarding the three individuals nominated for election to our board as Class I directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this proxy statement.

Director/Nominee Name (Age)	Business Experience	Director Since
Class I Nominees:		
Lynn Crump-Caine (55)	Ms. Crump-Caine is a director of the company and serves as a member of the Audit Committee of our Board of Directors. Ms. Crump-Caine founded Outsidein Consulting and she currently serves as its Chief Executive Officer. Between 1974 and her retirement in 2004, Ms. Crump-Caine served in various senior capacities with McDonald's Corporation, including as its Executive Vice President, Worldwide Operations and Restaurant Systems, from 2002 to 2004, its Executive Vice President, U.S. Restaurant Systems, from 2000 to 2002, and its Senior Vice President, U.S. Operations, from 1998 to 2000. Ms. Crump-Caine serves on the board of Krispy Kreme Doughnuts, Inc. (NYSE: KKD), where she chairs the Compensation Committee and serves on the Nominating and Corporate Governance Committees. She also chairs the board of Advocate Health Care and is a member of that board's Executive, Audit and Compensation Committees. Ms. Crump-Caine's far-reaching operational experience, including in various senior positions with McDonald's Corporation, gives her a unique understanding of complex operating systems. Ms. Crump-Caine provides a valuable perspective to our board in a multitude of areas, including training, brand development and operations. Ms. Crump-Caine is well positioned to understand the multifaceted governance matters facing large public companies today. Ms. Crump-Caine also brings useful insights from, among other things, her service on other boards, including another public company board, and her commitment to continuing education.	2008
J. Patrick Doyle (48)	Mr. Doyle is a director and serves as a member of the Compensation Committee of our Board of Directors. Mr. Doyle currently serves as a director and as President and Chief Executive Officer of Domino's Pizza, Inc. (NYSE: DPZ), a position he has held since March 2010. Prior to being named Domino's President and Chief Executive Officer, Mr. Doyle served as President of Domino's U.S.A. from September 2007 to March 2010, as Domino's Executive Vice President of U.S. Corporate Stores from October 2004 to September 2007, as Domino's Executive Vice President of International from May 1999 to October 2004, as Domino's interim Executive Vice President, Build the Brand, from December 2000 to July 2001 and as Domino's Senior Vice President of Marketing from the time he joined Domino's in 1997 until May 1999. Prior to joining Domino's, Mr. Doyle served as Vice President and General Manager for the U.S. baby food business of Gerber Products Company. Mr. Doyle's top-level executive and board experience with Domino's Pizza enables him to understand the importance and effective means of achieving sales growth, building shareholder value and cultivating a business environment committed to quality, productivity and continuous improvement. Mr. Doyle also has experience managing complex route delivery systems. Our board has benefited from Mr. Doyle's extensive merger and acquisition experience, as well as his familiarity with international business issues. Finally, Mr. Doyle's wide-ranging experience in the food service industry provides our board with valuable insight into creating relevant marketing and growth strategies and building brand awareness.	2005
M. Lenny Pippin (64)	Mr. Pippin is a director, serves as the Chairman and Presiding Director of our Board of Directors and serves as Chair of the Corporate Governance Committee of our Board of Directors. Mr. Pippin served as Vice Chairman, President and Chief Executive Officer of The Schwan Food Company, a branded frozen-food company, from November 1999 until February 2008. Mr. Pippin is currently a business consultant. Prior to joining Schwan's, Mr. Pippin served as President and Chief Executive Officer of Lykes Brothers, Inc., a privately held corporation with operating divisions in the food, agriculture, transportation, energy and insurance industries. Mr. Pippin's prior business experience with The Schwan Food Company and Lykes Brothers provides him with a keen understanding of the many strategic and operational challenges facing companies such as ours, including the importance of managing a complex route delivery system. Mr. Pippin also has experience with building sales, improving brand awareness, ensuring leadership development and understanding issues facing international businesses. As Chairman of our board, Mr. Pippin possesses valuable leadership, analytical, strategic and risk assessment skills. Mr. Pippin is also well versed with corporate governance requirements facing boards of large public companies.	2001

Our Board of Directors unanimously recommends that you vote "FOR" the election of each director nominee named in this proxy statement.

Directors and Executive Officers of the Company

Name	Age	Title	Director Term Expires
Douglas A. Milroy	52	Chief Executive Officer and Director (Class II)	2012
Jeffrey L. Wright	49	Executive Vice President, Chief Financial Officer and Director (Class II)	2012
Robert G. Wood	63	President, G&K Services Canada Inc.	—
Jeffrey L. Cotter	44	Vice President, General Counsel and Corporate Secretary	—
Timothy N. Curran	50	Senior Vice President, U.S. Field	—
John S. Bronson	63	Director (Class III)	2013
Lynn Crump-Caine	55	Director (Class I)	2011
J. Patrick Doyle	48	Director (Class I)	2011
Wayne M. Fortun	62	Director (Class III)	2013
Ernest J. Mrozek	58	Director (Class III)	2013
M. Lenny Pippin	64	Director, Chairman of the Board and Presiding Director (Class I)	2011
Alice M. Richter	58	Director (Class II)	2012

Douglas A. Milroy – Mr. Milroy has served as our Chief Executive Officer and a director since May 2009. Mr. Milroy served as our President, Direct Purchase and Business Development from November 2006 to May 2009. Mr. Milroy joined us with more than 20 years of global leadership experience in business-to-business organizations. Most recently, between 2004 and November 2006, Mr. Milroy was managing director of The Milroy Group LLC, a firm focused on the acquisition and management of industrial companies in partnership with other investors. Prior to that, between 2000 and 2004, Mr. Milroy was the Vice President and General Manager – Food and Beverage North America and Water Care for Ecolab, Inc. Mr. Milroy has also held senior positions with FMC Corporation and McKinsey & Company. Mr. Milroy serves on the board of JSJ Corporation, where he is a member of the Compensation and Audit Committees.

Mr. Milroy brings to our board his broad strategic vision for our company, and he is a trusted advisor. Mr. Milroy has in-depth knowledge of all aspects of our company and its business, together with a deep understanding and appreciation of our customers and their business operations. Mr. Milroy creates a critical link between management and the board, enabling the board to perform its oversight function with the benefit of management's perspective on the business. As Chief Executive Officer, Mr. Milroy is responsible for determining the company's strategy and for communicating that strategy throughout the organization. Mr. Milroy's prior business experience, including his international business experience, provides him with a valuable perspective on operational, strategic and management matters facing large companies and an intimate understanding of motivating employees to ensure effective execution of initiatives. Mr. Milroy also has extensive experience with merger and acquisition transactions, including integrating companies to realize synergies and create efficiencies.

Jeffrey L. Wright – Mr. Wright has served as our Executive Vice President and a director since May 2009 and as our Chief Financial Officer since 1999. Previously, Mr. Wright served as our Senior Vice President from January 2004 until May 2009, our Secretary from February 1999 until May 2004, and our Treasurer from February 1999 until November 2001. Mr. Wright was employed with BMC Industries, Inc. from 1996 until 1999, serving as its Controller from 1996 to 1998 and as its Treasurer from 1998 to 1999. From 1993 to 1996, Mr. Wright was Treasurer for Employee Benefit Plans, Inc. From 1984 to 1993, Mr. Wright was employed with Arthur Andersen & Co. Mr. Wright serves as immediate past Chairman of the Textile Rental Services Association, serves as a director of the Greater Twin Cities United Way and is a director of Hawkins, Inc. (NASDAQ: HWKN), where he serves on the Compensation and Governance and Nominating Committees and chairs the Audit Committee.

Mr. Wright's long tenure with our company provides him with deep institutional knowledge. Mr. Wright also has a comprehensive knowledge of the industrial laundry business, including as a result of his positions held with our industry trade association. Mr. Wright is also able to provide our board with valuable insight with respect to the negotiation and implementation of mergers and acquisitions. Mr. Wright's financial and public accounting experience provide him with a breadth of knowledge related to financial oversight, internal control over financial reporting and the alignment of financial and strategic initiatives.

Robert G. Wood – Mr. Wood has served as President of G&K Services Canada Inc. and affiliated entities since 1998, and as one of our Regional Vice Presidents between 1997 and 1998. Mr. Wood joined the company in 1995 as a General Manager and served as Executive Vice President of the company from May 2000 until July 2002. Prior to joining the company, Mr. Wood was Vice President of Marketing and Director of Sales with Livingston International, Inc., where he spent 23 years in a variety of operating, sales, service and marketing positions.

Jeffrey L. Cotter – Mr. Cotter has served as our Vice President and General Counsel since June 2008. Mr. Cotter joined the company as Senior Corporate Counsel in January 2006 and was named Director of Legal Services and Corporate Secretary in September 2007. Prior to joining the company, since 2003, Mr. Cotter was a shareholder in the law firm of Leonard, Street and Deinard Professional Association, where he specialized in securities law, as well as in mergers, acquisitions and related transactions. Prior to being a shareholder in Leonard, Street and Deinard, Mr. Cotter was an associate at the firm (1997-1999; 2001-2003), as well as Assistant General Counsel of Stockwalk.com, Inc. (1999-2001) and an associate in the law firm of Briggs & Morgan, P.A. (1995-1997). Mr. Cotter also serves on the Textile Rental Services Association's Government Affairs Committee.

Timothy N. Curran – Mr. Curran has served as our Senior Vice President, U.S. Field since October 2008. Mr. Curran joined the company as Regional Vice President in 2004. Prior to joining the company, Mr. Curran served as Vice President, Operations for a distribution division of WebMD from 2002 to 2004, and served as Division General Manager and Director of Business Development for OMNOVA Solutions, a performance chemical and decorative products company, from 2000 to 2002. Mr. Curran also held various operating and leadership positions with Honeywell International Inc. from 1993 to 2000.

John S. Bronson – Mr. Bronson is a director of the company and serves as a member of the Compensation and Corporate Governance Committees of our Board of Directors. Mr. Bronson was Senior Vice President, Human Resources for Williams-Sonoma, Inc., a specialty retailer of home furnishings, from 1999 to 2003. Prior to his employment with Williams-Sonoma, Inc., Mr. Bronson held several senior human resource-related management positions with PEPSICO, from 1979 to 1999, including as its Executive Vice President, Human Resources Worldwide for Pepsi-Cola Worldwide.

Mr. Bronson's experience in human resource-related positions with Williams Sonoma and PEPSICO and its related entities provides him with substantial experience and knowledge with respect to the many complex issues surrounding human resources, benefits and compensation. Mr. Bronson offers us a unique perspective on leadership development, employee relations and compensation issues. Mr. Bronson also has extensive international business experience, and he understands the complexities of managing a route distribution system. Mr. Bronson has a deep understanding of the diverse and complex issues that boards of large public companies must address.

Lynn Crump-Caine – *see* information under *"Election of Class I Directors"* above.

J. Patrick Doyle – *see* information under *"Election of Class I Directors"* above.

Wayne M. Fortun – Mr. Fortun is a director and serves as Chair of the Compensation Committee of our Board of Directors. In 1983, Mr. Fortun was elected director and named President and Chief Operating Officer of Hutchinson Technology, Inc. (NASDAQ: HTCH), a world leader in precision manufacturing of suspension assemblies for disk drives, and was appointed its Chief Executive Officer in May 1996, a position he continues to hold today. Mr. Fortun also serves as a director of C.H. Robinson Worldwide, Inc. (NASDAQ: CHRW), a global provider of multimodal transportation services and logistics solutions, where he serves as the chair of the Compensation Committee.

As the longest-serving member of our board, Mr. Fortun has abundant knowledge of our company and its business. Mr. Fortun's significant experience with Hutchinson Technology provides him with critical knowledge of the management, financial and operational requirements of a large company. Mr. Fortun also provides our board with insight into international business issues. In addition, as a result of his long tenure as a director of another large public company, Mr. Fortun is well possessed with a deep understanding of the roles and responsibilities of public company board members.

Ernest J. Mrozek – Mr. Mrozek is a director and serves as a member of the Audit Committee of our Board of Directors. Mr. Mrozek is also one of our Audit Committee Financial Experts. Mr. Mrozek served as Vice Chairman and Chief Financial Officer of The ServiceMaster Company, a residential and commercial service company, from November 2006 until his retirement in March 2008. Mr. Mrozek also served as President and Chief Financial Officer of The ServiceMaster Company from January 2004 to November 2006 and as its President and Chief Operating Officer from 2002 to January 2004. He served as President and Chief Operating Officer of ServiceMaster Consumer Services, ServiceMaster's largest segment, from January 1997 until 2002. Mr. Mrozek joined ServiceMaster in 1987 and held various senior positions in general management, operations and finance, in addition to those specifically noted above. Prior to joining ServiceMaster, Mr. Mrozek spent 12 years with Arthur Andersen & Co. Mr. Mrozek previously served on the board of Chemed Corporation (NYSE: CHE) until May 2010 and currently serves on the board of IDEX Corporation (NYSE: IEX), where he is a member of the Audit Committee.

Mr. Mrozek's executive operating and financial responsibilities with The ServiceMaster Company and his other board service provide him with a keen understanding of the management, financial and operational requirements of a large public company, including effective growth, retention and capital structure strategies, as well as an understanding of the roles and responsibilities of board members of such companies. Additionally, Mr. Mrozek is able to draw upon his public accounting experience and financial oversight positions as he assists our board in evaluating our financial results, internal controls, financial reporting and risk management practices.

M. Lenny Pippin – *see* information under *"Election of Class I Directors"* above.

Alice M. Richter – Ms. Richter is a director and serves as Chair of the Audit Committee of our Board of Directors. Ms. Richter is also one of our Audit Committee Financial Experts. Ms. Richter has been retired since June 2001. Prior to her retirement, Ms. Richter was a certified public accountant with KPMG LLP for 26 years. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, Ms. Richter served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation. Ms. Richter is a member of the boards of West Marine, Inc. (NASDAQ: WMAR), where she serves as Chair of the Audit Committee, Bluestem Brands, Inc., where she serves as the Chair of the Audit Committee, and Thrivent Financial for Lutherans, where she serves on the Human Resources and Executive Compensation Committee and the Governance Committee.

With more than 25 years of experience with a large international public accounting firm, Ms. Richter possesses vast understanding of accounting principles and financial reporting, evaluating financial results and the processes of financial reporting, risk management and internal control over financial reporting of both publicly and privately held companies. Ms. Richter also brings useful corporate governance and compliance insights from, among other things, her service on boards and other audit committees and her commitment to continuing education as it pertains to board service and Sarbanes-Oxley compliance issues.

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of our total compensation program for our Named Executive Officers (NEOs). Our NEOs consist of our Chief Executive Officer, our Executive Vice President and Chief Financial Officer, and the three most highly compensated executive officers, other than our Chief Executive Officer and our Executive Vice President and Chief Financial Officer, who were serving as our executive officers at the end of fiscal 2011. This discussion focuses on our compensation program and decisions in fiscal 2011, each as they relate to these individuals; we also address why we believe the program is right for our company and our shareholders, and we explain how compensation is determined.

Executive Summary

The primary objective of our compensation program is to provide competitive compensation and benefit plans that enable us to attract, motivate and retain highly qualified, experienced executives and reward them for performance that creates long-term shareholder value. We strive to reward our NEOs fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities. We believe this mix drives company performance and assists with employee retention. Our NEOs are the following individuals:

- Douglas A. Milroy, Chief Executive Officer;
- Jeffrey L. Wright, Executive Vice President and Chief Financial Officer;
- Robert G. Wood, Senior Vice President G&K Services Canada;
- Timothy N. Curran, Senior Vice President of U.S. Rental Operations; and
- Jeffrey L. Cotter, Vice President, General Counsel and Corporate Secretary.

Our company performed well during fiscal 2011, despite continuing weakness in the macroeconomic environment, little growth in employment among our customers and increasing fuel and commodity costs. Our adjusted earnings per diluted share increased 48% to $1.67 in fiscal 2011 from $1.13 in fiscal 2010, our adjusted return on invested capital increased 120 basis points to 5.8% from 4.6%, and our adjusted operating income margin increased 150 basis points to 7.4% from 5.9%. Our fiscal 2010 and 2011 results were adjusted to exclude the impact of a change in revenue recognition policy and plant consolidation and restructuring activities in both fiscal 2010 and 2011 and net gains from divestiture activities and asset sales and the impact of the 53rd week in fiscal 2010. New account sales increased 30% in fiscal 2011 from fiscal 2010, and we made progress on all elements of our strategic game plan – increased customer satisfaction and retention, improved operating execution, improved cost management and more effective management of underperforming locations. We believe that our management team's leadership and commitment to our strategic plan directly impacted our strong fiscal 2011 performance and that the compensation of our NEOs appropriately rewarded them for these achievements.

In structuring the fiscal 2011 compensation program for our NEOs, the Compensation Committee of our Board of Directors considered a number of factors, including our financial and business results, the general economic outlook, individual performance and responsibilities, tenure, competitive data and our board approved financial plan for the fiscal year. Consistent with that financial plan, our Compensation Committee included in our fiscal 2011 executive compensation program challenging target financial performance objectives.

Within this framework, and reflecting its assessment of company and individual performance during fiscal 2011, our Compensation Committee took the following actions regarding compensation for our NEOs during fiscal 2011:

- maintained, at his request, Mr. Milroy's annual base salary at the same level as had been provided in fiscal 2010;
- approved increases to the base salaries of our other NEOs of 3% or less;
- approved annual cash incentive payouts for fiscal 2011 under our Management Incentive Plan (referred to as our MIP) that reflected performance at 157.69% of target for qualified performance-based measures;
- granted to Mr. Milroy long-term equity awards whose grant date fair value was allocated evenly between stock options and restricted stock, and was set at 100% of his target grant value; and
- granted to our other NEOs long-term equity awards whose grant date fair value was allocated 25% to stock options and 75% to restricted stock, and in each case reflected 100% or 110% of the NEO's respective target grant value.

We believe that our compensation program is reasonable and market competitive, and that it fairly reflects our performance over time and aligns the interests of our executive officers with the interests of our shareholders. We emphasize compensation opportunities that reward our executives when they meet or exceed targeted qualified performance measures and individual goals and objectives. The actual total compensation of each NEO varies depending upon individual performance and responsibilities, tenure, competitive market data and the achievement of pre-established individual and corporate performance goals. Stock ownership expectations and equity incentives serve to align the interests of our executives with those of our shareholders and the long-term goals of the company. Our executive compensation policies have enabled us to attract and retain talented and experienced senior executives and have benefited our company over time.

Overview of Compensation

What person or group is responsible for determining the compensation levels of executive officers?

The Compensation Committee of our Board of Directors, which consists entirely of independent directors and whose membership is determined by our board, is responsible for:

- approving the design and implementation of our executive compensation program for both NEOs and non-NEO executives;
- receiving and evaluating input from Hay Group, the Compensation Committee's independent compensation consultant, for the CEO's compensation and input from both management and Hay Group for the remaining NEOs' compensation;
- annually reviewing NEO compensation and developing compensation recommendations to our board, after which only our independent directors vote on NEO compensation;

- assessing risks arising from our compensation policies and practices for our employees;
- regularly reporting on committee actions and recommendations at board meetings; and
- working with the Audit and Corporate Governance Committees of our Board of Directors, as appropriate.

Our Compensation Committee has engaged Hay Group to serve as an independent compensation consultant. Hay Group has served the committee in this role since 2005. The consulting and advisory services provided by Hay Group to our Compensation Committee in connection with executive and director compensation are described later in this proxy statement in the section *"Governance of the Company – Compensation Committee."* The Compensation Committee also works with our human resources and compensation and benefits professionals on the design and implementation of executive compensation programs and retirement plans, including the following qualified plans: the G&K Services Pension Plan (which was frozen on December 31, 2006) and the G&K Services 401(k) Savings Incentive Plan, and the following non-qualified plans: the Supplemental Executive Retirement Plan (which was frozen on December 31, 2006) and the Executive Deferred Compensation Plan. On behalf of our Compensation Committee, our Retirement Committee manages the administrative duties and responsibilities for our United States qualified and non-qualified retirement plans and serves as plan administrator of such qualified plans. Our Retirement Committee provides oversight to our Canada Pension Committee regarding the Canadian registered plans and retirement compensation arrangements and to our labor relations personnel with regard to union and multiemployer pension plan issues.

Certain of our senior officers have roles in the compensation process, as follows:

- each NEO other than the Chief Executive Officer provides a self-evaluation prior to his performance review with Mr. Milroy;
- twice annually, Mr. Milroy conducts a performance review of each NEO to assess such NEO's performance against business and individual performance objectives, to note any significant strengths and accomplishments, and to note challenges and areas for improvement;
- Mr. Milroy recommends compensation actions (base salary, assessment of individual performance on annual management incentive compensation calculation and equity grant) with respect to our NEOs, other than for himself, and submits those recommendations to the Compensation Committee for review;
- Mr. Milroy conducts an assessment of his performance during the fiscal year, which he reviews with the Chairs of the Compensation and Corporate Governance Committees;
- Mr. Milroy provides his perspective on recommendations provided by Hay Group regarding compensation program design issues;
- our Senior Vice President, Human Resources actively provides input on plan design, structure and cost, and assesses the implications of all recommendations on recruitment, retention and motivation of company employees, as well as company financial results; and
- when requested by the Compensation Committee, other officers, such as the Executive Vice President and Chief Financial Officer, Vice President and Controller, and our Vice President, General Counsel and Corporate Secretary, may also review recommendations on plan design, structure and cost, and provide a perspective to the Compensation Committee on how these recommendations may affect recruitment, retention and motivation of our employees, as well as our financial results.

Our independent directors also have roles in the compensation process, as follows:

- each director completes an evaluation of Mr. Milroy's performance;
- the Corporate Governance Committee reviews these evaluations with the board; and
- the independent directors vote on all compensation recommendations, consistent with the requirements of Section 162(m) of the Internal Revenue Code, which is discussed more fully below.

Discussion and Analysis

The following discussion and analysis is limited to our NEO compensation program, focuses on the program and decisions for fiscal 2011 and specifically answers the following questions:

1. What are the objectives of our compensation program?
2. What is our compensation program designed to reward?
3. What is each element of compensation?
4. Why do we choose to pay each element?
5. How do we determine the amount/formula for each element?
6. How does each element and our decision regarding that element fit into our overall compensation objectives and affect decisions regarding other elements?
7. How do our compensation policies relate to our risk management practices and/or risk-taking incentives?

What are the objectives of our compensation program?

The primary objective of our compensation program is to provide competitive compensation and benefit plans that enable us to attract, motivate and retain highly qualified, experienced executives and reward them for performance that creates long-term shareholder value. We seek to increase shareholder value by rewarding performance with cost-effective compensation that ensures direct linkage between pay, company performance and results for our shareholders. Base salary, short- and long-term incentive opportunities will differ among NEOs due to the differing levels of roles and responsibilities of each NEO, tenure, competitive market data and the achievement of individual and corporate performance goals. We strive to drive performance and reward employees fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities. We believe that our base pay, short- and long-term incentives and other benefits are sufficiently balanced between short-term and long-term performance and do not encourage unnecessary risk-taking.

What is our compensation program designed to reward?

Our compensation program strives to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities, which are designed to reward the achievement of company performance objectives, including long-term growth in shareholder value and successful execution of our strategic game plan, strong individual initiative and team performance.

What is each element of compensation and why do we choose to provide it?

There are five components of our executive compensation program:

- base salary;
- MIP;
- long-term equity-based compensation;
- benefits and perquisites; and
- severance and change-in-control benefits.

We seek to allocate the mix of each of the above components to deliver a market-competitive total compensation package. Base salary and short- and long-term incentives are reviewed against external market data and internal comparisons to determine overall compensation levels. Short-and long-term incentives are expressed as a percentage of base compensation. For fiscal 2011, based on market data, we implemented a slight increase in base salary and a more significant increase in long-term incentives for our NEOs. Similarly, based on market data, in fiscal 2011, we made no change to our offered short-term incentives.

Base Salary

Base salary is fixed compensation designed to compensate NEOs for their level of experience and continued performance excellence in their individual roles. Providing executives with competitive base salaries allows us to attract high-caliber talent and retain executives' on-going services by providing them with a level of financial certainty. We review executive base salary on an annual basis (generally comparing to the median of the competitive market for each position), and any increases are based on individual performance and responsibilities, tenure and prevailing market conditions. During fiscal 2011, we awarded merit pay increases to our NEOs based on individual performance and overall company performance. Our board also approved a base salary adjustment in fiscal 2011 for the Senior Vice President, U.S. Field based on market data. At Mr. Milroy's request, the board did not adjust Mr. Milroy's fiscal 2011 base salary.

For fiscal 2011, each of our NEO's annual base salary set by the Compensation Committee (effective September 1, 2010) reflected the following percentage of the market median: Mr. Milroy – 79%; Mr. Wright – 105%; Mr. Wood – 161%; Mr. Curran – 82%; and Mr. Cotter – 89%. Each NEO's actual relationship to the median differs due to job content and responsibilities, tenure, individual performance and the fact that in fiscal 2010, we changed the market data to which we compare our compensation, choosing to compare ourselves to companies with reduced revenue bases.

Annual Management Incentive Plan (MIP)

Our MIP is a variable pay program tied to achievement of annual business and individual performance goals. The MIP is designed to compensate NEOs for meeting specific company financial goals and for individual performance. MIP target incentive levels are based on competitive market data, job content and responsibilities, tenure and internal equity. Cash incentive awards to our NEOs that are based on qualified performance-based measures are settled in cash as performance awards under our Restated Equity Incentive Plan (2010), with terms similar to our MIP awards, so that any payments will be deductible pursuant to Section 162(m) of the Internal Revenue Code. Target incentive levels are expressed as a percentage of base salary, as follows:

Position	Target Incentive (as a % of Base Salary)
Chief Executive Officer	75%
Executive Vice President and Chief Financial Officer	60%
President, G&K Services Canada	50%
Senior Vice President, U.S. Field	50%
Vice President, General Counsel and Corporate Secretary	40%

As stated above, short-term incentive percentages are compared to market as well as to internal comparisons and will vary based on each NEO's position and responsibilities and tenure within the company.

Management Incentive Plan Payouts

In fiscal 2011, our MIP design utilized an annual measurement period for financial goals. The MIP payout was calculated based on actual performance against measures set at the beginning of the fiscal year. These measures were reviewed and approved by the Compensation Committee. The measures aligned NEOs with clear line-of-sight responsibility to:

- *Qualified Performance-Based Financial Measures*: revenue, earnings per share (EPS) and return on invested capital (ROIC) were chosen as the key financial measures for the performance portion of the MIP because they best represent our primary short-term financial goals and align with and support the attainment of our long-term strategy. ROIC is calculated by dividing adjusted net operating income after tax (assuming a 40% tax rate) by invested capital. Invested capital is equal to the sum of total debt and shareholders' equity, less cash.
- *Individual Discretionary:* discretionary assessment of performance, which, as discussed in more detail below, considers all dimensions of performance over the year, including individual performance, functional leadership, teamwork and collaboration and results achieved on assigned tasks or projects.

Plan Measures and Weights and Performance Targets

The MIP measures and weights for fiscal 2011, as well as the performance targets and results, are as follows:

Plan Measures	Weights		Performance Targets for Financial Measures			Results[3]	
	CEO	EVP, President G&K Canada, SVP and VP	Threshold	Target	Maximum	Achievement	Payout Factor
Qualified Performance Measures:			0% Payout	100% Payout	200% Payout		
Revenue Achievement[1]	32%	28%	$765.0 million	$813.8 million	$838.2 million	101.1%	128.1%
EPS Achievement[1]	32%	28%	$1.16	$1.45	$1.56	108.5%	200.0%
ROIC Achievement[1]	16%	14%	4.3%	5.4%	5.8%	103.2%	132.3%
Individual Discretionary:	20%	30%	N/A	N/A	N/A		[2]
Total	100%	100%					

[1] In order to earn a payout for this objective, performance must be achieved above the threshold level.

[2] The actual payout factor for each NEO for the individual discretionary assessment component of the MIP for fiscal 2011, expressed as a percentage of the applicable 20% or 30% weight, was as follows: Mr. Milroy –160%, Mr. Wright – 120%, Mr. Curran – 175%, Mr. Wood – 140% and Mr. Cotter – 140%.

[3] At the Compensation Committee's discretion, certain adjustments, including gains on asset sales and divestitures and income from a previously disclosed accounting change, as well as additional adjustments in accordance with the MIP plan document and our compensation philosophy, were excluded for purposes of calculating incentive compensation. The maximum payouts for NEOs and other executives reporting to the CEO were determined based on a formula for the financial measures, as follows: if consolidated total revenue was between 100% and 102% of target, for each 1% of consolidated total revenue above target, the payout factor increased by 25% up to 150%, after which each 1% of consolidated revenue over target resulted in a 50% increase in the payout factor, up to a maximum payout of 200%; when EPS and ROIC were between 100% and 105% of target, for each 1% above the target, the payout factor increased by 10% up to 150%, after which each 0.5% increase over target resulted in a 10% increase to the payout factor, up to a maximum payout of 200%. Actual results are calculated against plan, and payouts are adjusted accordingly to recognize achievement above the threshold.

Plan measures and weights were carefully reviewed and approved by the Compensation Committee. Performance targets are recommended prior to each fiscal year based on business unit plans, expected progress toward long-term goals and anticipated market conditions. The annual performance targets for company revenue, EPS and ROIC are then presented to and approved by the Compensation Committee based on the company's overall financial plan approved by our board. In fiscal 2011, the financial plan and performance targets reflected the fact that fiscal 2011 included only 52 weeks versus the 53 weeks included in fiscal 2010 and considered the business divestitures that occurred during fiscal 2010. MIP payouts for company financial measures are based on actual business results compared to the performance targets, which were approved at the beginning of the fiscal year, subject to certain limited adjustments, as noted in the *"Executive Summary"* section above and in the footnotes to the above table. We strive to recognize all achievement between the threshold and maximum levels of performance; therefore actual results are calculated against plan and payouts are adjusted accordingly to recognize achievement above the threshold. Achievement of the target yields a 100% payout of the incentive. Incentive payouts are calculated using a mathematical formula which provides a modest incremental payout for performance above threshold, but below target. Greater increments in the incentive payout are applied for performance above target to incentivize overachievement. For purposes of complying with Section 162(m) of the Internal Revenue Code, the performance portion of MIP payouts for certain of our NEOs is paid pursuant to our Restated Equity Incentive Plan (2010) that was approved by our shareholders.

At the end of the fiscal year, Mr. Milroy recommends a rating of the results for his direct reports, including executives other than NEOs, and presents such recommendations to the Compensation Committee for review and, with respect to the NEOs, to the independent members of the board for final review and approval. Mr. Milroy's performance is evaluated by the Corporate Governance Committee, with the board, excluding Messrs. Milroy and Wright, finally reviewing and approving the committee's recommended rating on Mr. Milroy's individual performance. As is discussed more fully below, to ensure that we meet the requirements of Section 162(m) of the Internal Revenue Code, our independent directors approve all compensation decisions for our NEOs.

MIP Calculation for Fiscal 2011

The payout for each qualified performance-based measure of an NEO's MIP calculation is determined by multiplying the following factors: the NEO's base salary, his target incentive percentage, the applicable measure weight and the payout factor. The total payout is equal to the sum of the payouts for each measure. Our Compensation Committee determines incentive compensation plan design for financial measures based generally on achievement of certain targets against an internal business plan approved annually by our board, subject to certain limited adjustments, as discussed in the footnotes to the *"Plan Measures and Weights and Performance Targets"* table above. Over the past three years, the payout percentage has ranged from 0% to 158% of each executive participant's target award opportunity for these measures, with an average payout percentage equal to approximately 81% of the target award opportunity. MIP payouts are currently capped at 200% of target.

The Compensation Committee determines the individual discretionary portion of each NEO's MIP award following recommendations from Mr. Milroy, other than with respect to himself. With respect to all NEOs, including Mr. Milroy, the Compensation Committee recommends the individual discretionary bonus amounts to the independent members of our board based on performance, company results, market data and previous awards. Our independent directors approve the individual discretionary award for all NEOs, pursuant to the requirements of Section 162(m) of the Internal Revenue Code.

In making specific grants relative to the discretionary component of each NEO's award, the independent members of our board, the Compensation Committee and Mr. Milroy, other than with respect to himself, considered the following individual accomplishments:

Douglas A. Milroy	• leadership, refinement and ongoing execution of our strategic game plan; • fostering the development of organizational skills and capabilities; • responsibility for ongoing day-to-day execution of key business initiatives; and • developing a cohesive leadership team.
Jeffrey L. Wright	• refinement and ongoing execution of our strategic game plan; • responsibility for all financial, accounting and financial reporting obligations; • management of the company's overall corporate finance and capital structure needs; • effective cost management; and • in-depth financial analysis.
Robert G. Wood	• refinement and ongoing execution of our strategic game plan; • leadership and strategic direction of our Canadian corporate and field operations; • leadership of process improvement initiatives throughout our Canadian field operations; and • effective cost management and significant improvements in certain underperforming locations.
Timothy N. Curran	• refinement and ongoing execution of our strategic game plan; • leadership and strategic direction of our U.S. field operations; • leadership of process improvement initiatives throughout our U.S. field operations; and • effective cost management and significant improvements in certain underperforming locations.
Jeffrey L. Cotter	• refinement and ongoing execution of our strategic game plan; • effective legal support for company-wide business initiatives; • leadership of our enterprise risk management process; and • attendance to our ongoing legal matters and corporate governance needs.

Long-Term Equity Compensation

Long-term equity compensation supports strong organization performance over a period of three to five years, depending on the type of equity granted. Long-term equity compensation aligns NEOs' compensation with shareholders' interests, rewards NEOs for increasing long-term shareholder value, and promotes executive retention. Similar with cash compensation, long-term equity award targets for each position are established each year based on competitive market data and are targeted to market median levels, while taking into account the rate at which equity grants deplete the number of shares available for grant and shareholder dilution. We also consider individual performance when granting equity awards.

In fiscal 2011, we granted two types of equity awards:

- *Non-Qualified Stock Options* – each stock option represents the right to purchase a specified number of shares of our common stock at a price equal to the fair market value of the common stock on the date of grant. All options granted during fiscal 2011 vest and become exercisable in equal installments over three years, commencing on the first anniversary of the grant date, and have a term of ten years.
- *Restricted Stock* – restricted stock represents the issuance of shares of common stock that are subject to restrictions. Restrictions on all restricted stock granted during fiscal 2011 lapse in equal installments over five years, commencing on the first anniversary of the grant date.

Grant Targets and Mix

Our equity grant practice is to use a combination of stock options (to reward profitable growth) and restricted stock (to support retention). Each year, we establish target grant values taking into consideration market median grant levels, while still managing annual run rate and shareholder dilution. For fiscal 2011, the grant date fair value of the long-term incentive awards for each of our NEOs consisted of the following percentage of the market median: Mr. Milroy – 74%; Mr. Wright – 103%; Mr. Wood – 104%; Mr. Curran – 97%; and Mr. Cotter 85%. With respect to the target expected value of equity compensation grants, for fiscal 2011 for each of our NEOs other than Mr. Milroy, the Compensation Committee approved an allocation of 25% stock options and 75% restricted stock. For Mr. Milroy, the Compensation Committee approved an allocation of 50% stock options and 50% restricted stock, which we believe appropriately encourages achievement of our profitable growth objectives. After establishing the mix, the target grant dollar levels are converted into shares using the following formulas:

- *Stock Options*: (percentage allocated to stock options x target grant dollar level)/Black Scholes value
- *Restricted Stock*: (percentage allocated to restricted stock x target grant dollar level)/per share value of our common stock as of the date of the calculation.

Based on the considerations outlined above, in fiscal 2011, each of our NEOs received equity grants equal to the following percentage of their respective target dollar value: Mr. Milroy – 100% of $980,000 target; Mr. Wright – 100% of $302,384 target; Mr. Wood – 110% of $263,141 target; Mr. Curran – 110% of $263,141 target; and Mr. Cotter – 100% of $193,369 target. All grants are based on target values and each respective NEO's individual performance and responsibilities and tenure.

Grant Practice

We make our equity grants effective as of the date of the August board meeting, which occurs after our year-end earnings announcement. On occasion, the Compensation Committee may grant stock options or restricted stock to NEOs at times other than the annual grant date, e.g., upon hire or promotion, with the price set equal to the closing market price on the day of grant.

Equity Holding Guidelines

We believe that requiring executive officers to hold significant amounts of our common stock strengthens the alignment of our executive officers' interests with those of our shareholders and promotes achievement of long-term business objectives. Currently, our equity holding guidelines require NEOs to hold one-half of all shares granted for three years, net of the number of any shares required to cover estimated taxes and exercise costs. The holding requirements apply to restricted stock at the time of vesting and stock options at the time of exercise. Our NEOs are allowed five years to achieve ownership targets, which are five times base salary for Mr. Milroy and three times base salary for the remaining NEOs. The Compensation Committee annually reviews the progress against the ownership guidelines. Each of our NEOs has either achieved or is on track to achieve his requisite level of ownership.

Benefits

Benefits include health and welfare, retirement, and perquisite programs that are intended to provide financial protection and security to NEOs and their families and to reward their dedication and long-term commitment to the company. Our sponsorship (coupled with competitive employee cost-sharing arrangements) of these plans is critical to our ability to attract and retain the talent we need to support our overall business objectives. NEOs have the opportunity to participate in the same retirement, health and welfare plans as our other salaried employees, as well as the following supplemental benefits:

- Supplemental Executive Retirement Plan (SERP) (this plan was frozen as of December 31, 2006; therefore Messrs. Milroy and Cotter do not participate, nor does Mr. Wood, as he is a Canadian employee and not covered by the plan);
- Executive Deferred Compensation Plan (DEFCO);
- executive long-term disability insurance;
- financial planning services
  - Chief Executive Officer – $7,500 each year
  - All other NEOs – $5,000 each year;
- executive physical; and
- weekly taxable car allowance: Mr. Milroy – $375, Mr. Wood – $413 CAD, Mr. Wright – $375 and Mr. Curran – $231. Mr. Cotter does not receive a car allowance.

Severance and Change-in-Control Benefits: Employment Agreements

Severance and change-in-control benefits include salary and certain benefits that are paid in the event of termination of employment under certain circumstances, including following a change in control. Generally, severance compensation is paid if an NEO is terminated within a specified time period following a change in control. Additionally, restricted stock and stock options generally vest immediately upon a change in control, which allows the NEO to participate and realize benefits as an equity holder in the transaction resulting in the change in control. Severance and change-in-control benefits help attract executive talent and create an environment that provides for adequate business transition and knowledge transfer during times of change. We currently utilize employment agreements for the following positions in our organization: Chief Executive Officer, Executive Vice President and Chief Financial Officer, President, G&K Services Canada Inc. and Senior Vice President. We have entered into employment agreements with Messrs. Milroy, Wright, Wood and Curran that provide benefits to the executive if, among other things, he is terminated after a change in control of the company. We also have in place an Executive Severance and Change in Control Policy under which Mr. Cotter is entitled to certain benefits, including following certain termination and change in control events. These agreements and policy were put in place and the related triggers were selected to assure that we will have the continued dedication, undivided loyalty and objective advice and counsel from these key executives in the event of a proposed transaction, or the threat of a transaction, which could result in a change in control of the company. We also believe that these agreements and policy are beneficial because, in consideration for these severance arrangements, the executives agree to noncompetition and non-solicitation covenants for a period of time following termination of employment.

Why do we choose to pay each element?

We strive to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities. Our intent is to develop a compensation program that rewards the annual accomplishment of the company's goals and objectives while supporting our long-term business strategy. We strive to encourage our executives to increase shareholder value.

How do we determine the amount/formula for each element?

Executive compensation is reviewed annually, as follows:

Compensation Committee Meeting Held In:	Agenda
February	Review and approve the peer group; review executive equity holdings
June	Review market data; establish equity guidelines; review and approve MIP design and approve company financial performance targets for the upcoming fiscal year
August	Review director compensation; review performance for prior year and recommend merit increases; MIP payouts and equity grants for NEOs, provided our independent directors approve all compensation actions for NEOs

Executive compensation is set at levels that the Compensation Committee believes to be competitive with those offered by selected employers of comparable size, growth and profitability, both in and outside our industry. Annually, the Compensation Committee reviews all elements of executive compensation, individually and in the aggregate, against market data for companies with which we compete for executive talent. Hay Group works with our internal human resources and compensation and benefits professionals in conducting research and formulating recommendations for the Compensation Committee's consideration to determine the levels and components of compensation to be provided for the fiscal year. Hay Group also provides background material for consideration by the Compensation Committee with respect to compensation for Mr. Milroy. The Compensation Committee evaluates our executive compensation based on competitive market information obtained from proxy data from a peer group of 14 publicly-traded companies that have one or more of the following factors in common with our company: similar industry sector (business services), similar size (revenue, capitalization, number of employees) or geographic proximity to our company. The Compensation Committee also evaluates competitive market information by reviewing general survey data from similarly sized companies.

We benchmark the total direct compensation of our NEOs using published compensation survey data and against our peer group. While we consider data from both sources for setting compensation for all of our NEOs, we rely on peer group data more heavily for Messrs. Milroy and Wright, as the peer group has more reliable comparisons for their positions. When we deliver targeted financial results, we aim to provide total direct compensation (base salary, cash bonus, and equity awards) at the 50th percentile of our peer group or at the median of the market data. We assess our position against the 50th percentile or market median as a percent, 100% equating to the 50th percentile or market median. We seek to pay our executives fairly and to directly link pay to performance. For fiscal 2011, incentive compensation (annual cash bonus and equity awards) accounted for approximately 70% of the total direct compensation of Mr. Milroy and 57% of the average total direct compensation of our other NEOs.

Peer Group Data

The various total direct compensation elements of our executive compensation program for fiscal 2011 were benchmarked relative to the compensation provided to executives of the following companies:

- Apogee Enterprises, Inc.
- Casella Waste Systems, Inc.
- Cintas Corporation
- Clean Harbors, Inc.
- Deluxe Corporation
- Donaldson Company, Inc.
- H.B. Fuller Company
- Graco, Inc.
- Rollins, Inc.
- Stericycle, Inc.
- Tennant Company
- The Toro Company
- TrueBlue Inc.
- UniFirst Corporation

We annually review the peer group to ensure an appropriate mix of companies that are representative of the companies with which we compete for talent. During fiscal 2011, we reviewed the composition of the peer group and determined that it continued to reflect similar service industry companies, companies with headquarters located near our headquarters and companies with a similar revenue, capitalization and number of employees. As a result, no changes were made in the peer group from fiscal 2010, with the exception of the elimination of ADC Telecommunications, Inc. following its acquisition by another company.

General Survey Data

We also benchmark NEO compensation to survey data based on job responsibility, generally using market median data from companies with comparable revenue. We analyze data from Mercer, Towers Watson and Hay Group to ensure that we have an accurate representation of the market. While we are able to reliably compare the compensation for Messrs. Milroy and Wright against our peer group, when assessing compensation for other NEOs, we consider a combination of survey data, peer group data and internal comparisons. However, we do not utilize a specific formula to weight the different elements of data considered. We also review plan design, plan features and participant eligibility as part of our overall compensation analysis process.

Disparity among NEOs

There are no policy differences with respect to the compensation of individual NEOs. The compensation disparity among our NEOs is due to the fact that we also consider the following key variables in making NEO compensation decisions:

- size and scope of the position and level of responsibility;
- experience and capabilities of the NEO;

- tenure in current position;
- the NEO's performance and potential;
- internal equity;
- unique market premiums for key positions; and
- the NEO's compensation history.

How does each element and our decision regarding that element fit into our overall compensation objectives and affect decisions regarding other elements?

In general, each NEO's compensation at target is weighted more heavily on variable performance-based compensation than on fixed base compensation. This pay mix supports the role of the NEOs in enhancing value to shareholders over the long-term. The variable pay components at target (annual and long-term incentives) represented more than one-half of the total pay opportunity for all NEOs, all of which is at risk. Through this mix of pay, performance has a significant effect on the amount of compensation actually received by NEOs, and in making actual individual pay decisions related to performance, the Compensation Committee considers both company performance and individual NEO performance.

Because we utilize market data, the specific mix of base pay, short- and long-term incentives varies by NEO. For fiscal 2011, each NEO's pay consisted of the following mix:

Name	Base Salary	Short-Term Incentive	Long-Term Incentive
Douglas A. Milroy	25%	30%	44%
Jeffrey L. Wright	37%	33%	30%
Robert G. Wood	41%	31%	27%
Timothy N. Curran	36%	30%	34%
Jeffrey L. Cotter	43%	26%	31%

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation in excess of $1 million paid to our NEOs, unless the compensation constitutes "qualified performance-based compensation," as defined in this code section. While the Compensation Committee considers the deductibility of compensation arrangements as an important factor in compensation decisions for NEOs, deductibility is not the sole factor used in ascertaining appropriate levels or modes of compensation. The qualified performance-based portion of the MIP payout for each NEO qualifies under 162(m) because it is based on performance measures that were approved by our shareholders in connection with our Restated Equity Incentive Plan (2010).

How do our compensation policies relate to our risk management practices and/or risk-taking incentives?

We design our compensation programs to ensure they do not encourage excessive risk-taking and are compatible with effective internal controls and risk management practices of the company. We believe the balance between short- and long-term incentives supports our shareholders' desire that we deliver results while ensuring financial soundness of our company through various market cycles. Together with Hay Group, in fiscal 2011, our Compensation Committee again evaluated the current risk profile of our executive and broad-based compensation programs. In doing so, our Compensation Committee considered those of our policies and practices that serve to effectively manage or mitigate risk, including provisions of both our annual and long-term incentive plans. Specifically, our Compensation Committee continued to rely on our multiple performance measures, discretion in payment of individual awards and in granting stock awards, use of stock ownership guidelines and the ability of our Compensation Committee to incorporate claw back features in stock awards. Our Compensation Committee also noted our process of internal control over financial reporting that ensures our performance-based awards are based on accurate data, robust analysis of historical and anticipated payouts and our strengthening of an enterprise risk management function to assist with managing risk of all kinds. Based on this analysis, our Compensation Committee concluded that the architecture of our compensation programs, both executive and broad-based, provide multiple effective safeguards to protect against unnecessary risk-taking, effectively balancing risk and reward in the best interest of our shareholders.

Compensation Committee Report

The Compensation Committee of our Board of Directors has furnished the following report:

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with the company's management. Based on that review and discussion, the Compensation Committee has recommended to the company's Board of Directors that the Compensation Discussion and Analysis be included in the company's proxy statement for the 2011 annual meeting of shareholders.

John S. Bronson
J. Patrick Doyle
Wayne M. Fortun

The Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such report by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Fiscal 2011 Summary Compensation Table

The table below shows the compensation of our NEOs for services in all capacities to the company in fiscal 2011. For a discussion of the amount of an NEO's salary and bonus in proportion to his total compensation, *see "Compensation Discussion and Analysis"* on pages 6 to 13.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Douglas A. Milroy,	2011	550,000	471,974	489,999	652,377	–[7]	132,900	2,297,250
Chief Executive Officer	2010	560,577	555,250	174,780	383,146	–	94,736	1,768,488
	2009	348,821	682,818	383,144	100,000	–	78,781	1,593,564
Jeffrey L. Wright,	2011	364,630	218,442	75,598	321,611	12,106	85,977	1,078,364
Executive Vice President and Chief Financial Officer	2010	364,205	255,748	69,878	191,620	82,044	72,841	1,036,336
	2009	355,154	532,205	101,540	78,594	15,178	90,546	1,173,217
Robert G. Wood,[8]	2011	427,052	209,101	72,363	325,377	–[9]	74,534	1,108,426
President, G&K Services Canada	2010	412,582	158,579	43,295	197,331	–	60,673	872,460
	2009	369,260	160,898	92,299	46,157	–	59,483	728,097
Timothy N. Curran,	2011	299,807	209,101	72,363	248,396	3,692	54,880	888,239
Senior Vice President, U.S. Field	2010	280,492	158,579	43,295	131,171	25,052	50,758	689,347
	2009	264,363	72,652	80,314	44,000	4,667	106,408	572,404
Jeffrey L. Cotter,	2011	256,202	139,700	48,344	156,954	–[7]	31,737	632,937
Vice President, General Counsel and Corporate Secretary	2010	256,483	90,284	24,672	92,397	–	27,272	491,108
	2009	220,742	51,062	29,270	31,501	–	20,608	353,184

[1] Annual base salary rates approved reflect 52 weeks of pay. Our fiscal 2010 year included 53 weeks; thus, the actual base salaries paid in fiscal 2010 are slightly higher than the base salaries approved.

[2] The dollar amounts represent the aggregate grant date fair value of restricted stock awards granted during each of the years presented. The grant date fair value of a restricted stock award is measured in accordance with FASB ASC Topic 718 using the valuation assumptions described in Note 9 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended July 2, 2011. Accounting estimates of forfeitures are not included in these figures.

[3] The dollar amounts represent the aggregate grant date fair value of option awards granted during each of the years presented. The grant date fair value of an option award is measured in accordance with FASB ASC Topic 718 using the valuation assumptions described in Note 9 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended July 2, 2011. Accounting estimates of forfeitures are not included in these figures.

[4] Includes MIP performance amounts earned for performance in fiscal years 2011, 2010 and 2009.

[5] We do not pay above market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. For qualified and non-qualified pension plan benefits, the amount reported for each year represents (i) the actuarial present value of the accrued benefit as of June 30 of the applicable year and valued as of the same date, minus (ii) the actuarial present value of the accrued benefit as of June 30 of the previous year and valued as of the same date. The benefits have been valued assuming benefits commence at age 65 and using the FASB ASC Topic 715 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates.

[6] The value of perquisites and other personal benefits is provided in this column (*see* table below).

[7] Messrs. Milroy and Cotter do not participate in our SERP or our Pension Plan because their participation date would have been after those plans were frozen.

[8] In the table above, Mr. Wood's base salary, non-equity incentive plan compensation and all other compensation have been converted to U.S. Dollars using the following average exchange rates: for fiscal 2011 – 0.9998; for fiscal 2010 – 0.9477; and for fiscal 2009 – 0.8645.

[9] Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans. Instead, he participates in a Canadian pension program and a retirement compensation arrangement, which is reported in the table below.

Fiscal 2011 All Other Compensation

Name	Perquisites ($)[1]	401(k) Match ($)[2]	DEFCO Match ($)[3]	Taxable Life ($)[4]	Pension ($)[5]	Executive LTD ($)[6]	Total All Other Compensation ($)
Douglas A. Milroy	25,589	9,800	97,511	–	–	–	132,900
Jeffrey L. Wright	22,045	9,955	53,977	–	–	–	85,977
Robert G. Wood	21,496	–	–	996	49,947	2,095	74,534
Timothy N. Curran	12,000	10,319	32,561	–	–	–	54,880
Jeffrey L. Cotter	725	9,645	21,367	–	–	–	31,737

[1] Amounts reflect the following: Mr. Milroy – $6,089 for financial planning, $19,500 for his car allowance; Mr. Wright – $740 for financial planning, $19,500 for his car allowance and $1,805 for his executive physical; Mr. Wood – $21,496 for his car allowance; Mr. Curran – $12,000 for his car allowance; and Mr. Cotter – $650 for financial planning and $75 for his executive physical.

[2] Includes company match on 401(k) and non-elective contributions.

[3] Includes company match on DEFCO and non-elective contributions.

[4] Includes fees paid by us for taxable life insurance.

[5] Includes a company match to a Canadian retirement plan for Mr. Wood and contributions by us to a Canadian retirement compensation arrangement for Mr. Wood.

[6] Includes fees paid by us for an executive long-term disability plan for Mr. Wood.

Grants of Plan-Based Awards in Fiscal 2011

The following table shows the grants of plan-based awards to our NEOs in fiscal 2011. All awards identified by a grant date reflect equity awards made under our Restated Equity Incentive Plan (2010). Awards with no grant date reflect awards under our MIP. All restricted stock awards vest in equal increments over a five-year period, beginning with the first anniversary of the date of grant. All grants of options have a ten-year term and vest in equal increments over a three-year period, beginning with the first anniversary of the date of grant. Holders of restricted stock (both vested and unvested shares) possess the same rights with respect to those shares, including receiving dividends, as all other shareholders. In each quarter of fiscal 2011, we paid a dividend of $0.095 per share.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards ($)(1)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Shares of Stock or Units (#)(4)	Exercise or Base Price of Option Awards ($)(5)	Grant Date Fair Value of Stock and Options Awards ($)(6)
Name	Grant Date	Minimum	Target	Maximim				
Douglas A. Milroy		–	412,500	825,000				
	08/19/10				23,646	107,692	19.96	961,973
Jeffrey L. Wright		–	219,705	439,411				
	08/19/10				10,944	16,615	19.96	294,040
Robert G. Wood		–	213,526	427,052				
	08/19/10				10,476	15,904	19.96	281,464
Timothy N. Curran		–	152,500	305,000				
	08/19/10				10,476	15,904	19.96	281,464
Jeffrey L. Cotter		–	103,000	206,000				
	08/19/10				6,999	10,625	19.96	188,044

(1) These columns reflect minimum, target, and maximum payouts under our MIP for fiscal 2011. Mr. Wood's target was converted to USD using an average exchange rate of 0.9998. For an explanation of how the payouts are calculated, *see "Plan Measures and Weights and Performance Targets"* and *"MIP Calculation for Fiscal 2011"* discussions on page 9. The actual amount earned by each NEO is reported under the Non-Equity Incentive Compensation column in the Summary Compensation table.

(2) As discussed in *"Tax Considerations"* above, subject to the provisions of Section 162(m) of the Internal Revenue Code, we pay the qualified performance-based portion of any incentive payments under the MIP to certain of our NEOs under the terms of our Restated Equity Incentive Plan (2010).

(3) The stock awards granted to NEOs in fiscal 2011 were restricted stock awards.

(4) Each stock option granted to an NEO in fiscal 2011 represents the right to purchase a share of our common stock at a specified exercise price subject to the terms and conditions of the option agreement.

(5) The exercise price is the fair market value of our common stock on the day the option was granted. Fair market value is set based on the closing price on the grant date.

(6) This column represents the grant date fair value of each equity award granted during fiscal 2011, which is calculated in accordance with FASB ASC Topic 718. None of the options or other equity awards granted to our NEOs was re-priced or otherwise modified. For information regarding our equity compensation grant practices, *see "Grant Practice"* on page 11.

For a discussion of the impact of certain of our NEO's employment agreements on such NEO's compensation, *see "Potential Post-Employment Payments"* on page 21.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table shows the outstanding equity awards for each of the NEOs:

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Douglas A. Milroy	9,000	–	39.97	11/20/16	62,465	2,158,790
	6,384	–	39.82	08/23/17		
	25,000	–	41.17	11/15/14		
	10,856	5,428[4]	34.27	08/21/18		
	26,668	13,332[5]	23.68	05/07/19		
	11,667	23,333[6]	22.21	08/20/19		
	–	107,692[7]	19.96	08/19/20		
Jeffrey L. Wright	10,000	–	35.69	01/02/13	42,306	1,462,095
	10,002	–	32.57	08/25/13		
	5,700	–	36.41	08/31/14		
	9,501	–	42.97	09/01/15		
	12,120	–	33.11	09/01/16		
	6,939	–	39.82	08/23/17		
	25,000	–	41.17	11/15/14		
	9,186	4,593[4]	34.27	08/21/18		
	5,118	10,236[6]	22.21	08/20/19		
	–	16,615[7]	19.96	08/19/20		
Robert G. Wood	6,000	–	35.69	01/02/13	21,929	757,866
	6,000	–	32.57	08/25/13		
	7,300	–	36.41	08/31/14		
	6,150	–	42.97	09/01/15		
	1,350	–	39.09	02/22/16		
	7,731	–	33.11	09/01/16		
	5,274	–	39.82	08/23/17		
	25,000	–	41.17	11/15/14		
	8,350	4,175[4]	34.27	08/21/18		
	–	6,342[6]	22.21	08/20/19		
	–	15,904[7]	19.96	08/19/20		
Timothy N. Curran	3,000	–	39.19	01/26/14	19,215	664,070
	4,000	–	36.41	08/31/14		
	4,002	–	42.97	09/01/15		
	5,481	–	33.11	09/01/16		
	3,006	–	39.82	08/23/17		
	3,770	1,885[4]	34.27	08/21/18		
	3,334	1,666[8]	35.92	09/23/18		
	3,171	6,342[6]	22.21	08/20/19		
	–	15,904[7]	19.96	08/19/20		
Jeffrey L. Cotter	1,000	–	39.44	02/03/16	11,563	399,617
	492	–	33.11	09/01/16		
	477	–	39.82	08/23/17		
	2,648	1,324[4]	34.27	08/21/18		
	1,807	3,614[6]	22.21	08/20/19		
	–	10,625[7]	19.96	08/19/20		

[1] For each option shown, the expiration date is the tenth anniversary of the date the option was granted, except for those options referenced in footnote 5.

(2) The following table indicates the dates when the shares of restricted stock held by each NEO vest and are no longer subject to forfeiture:

Vesting Date	Douglas A. Milroy	Jeffrey L. Wright	Robert G. Wood	Timothy N. Curran	Jeffrey L. Cotter
08/19/11	4,730	2,189	2,096	2,096	1,400
08/20/11	5,000	2,303	1,428	1,428	813
08/21/11	1,221	1,033	939	424	298
08/23/11	1,278	1,389	1,056	603	184
09/01/11		1,273	812	549	50
11/20/11	600				
05/07/12	4,000	15,000			
08/19/12	4,729	2,188	2,095	2,095	1,399
08/20/12	5,000	2,303	1,428	1,428	813
08/21/12	1,221	1,033	939	424	298
08/23/12	1,278	1,389	1,056	603	184
05/07/13	4,000				
08/19/13	4,730	2,189	2,096	2,096	1,400
08/20/13	5,000	2,303	1,428	1,428	813
08/21/13	1,221	1,033	939	424	298
05/07/14	4,000				
08/19/14	4,729	2,188	2,095	2,095	1,399
08/20/14	5,000	2,303	1,428	1,428	813
08/19/15	4,728	2,190	2,094	2,094	1,401
Total	62,465	42,306	21,929	19,215	11,563

(3) Calculated by multiplying the number of restricted shares by $34.56, the closing price of our common stock on July 1, 2011, the last fiscal 2011 trading day for our stock. Dividends are paid on these shares.

(4) The remaining shares became exercisable on August 21, 2011.

(5) These options continue to vest and the remaining shares become exercisable on May 7, 2012, assuming continued employment.

(6) These options continue to vest and the remaining shares become exercisable in two equal installments on August 20, 2011 and 2012, assuming continued employment.

(7) These options continue to vest and the remaining shares become exercisable in three equal installments on August 19, 2011, 2012 and 2013, assuming continued employment.

(8) These options continue to vest and the remaining shares become exercisable on September 23, 2011, assuming continued employment.

Fiscal 2011 Option Exercises and Stock Vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the NEOs in fiscal 2011 and the value of any restricted stock units that vested in fiscal 2011:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Douglas A. Milroy	–	–	12,099	298,253
Jeffrey L. Wright	3,220	16,400	6,632	134,039
Robert G. Wood	3,171	35,570	4,735	96,672
Timothy N. Curran	–	–	3,271	66,040
Jeffrey L. Cotter	–	–	1,345	26,923

(1) Calculated by multiplying the difference between the exercise price and the closing price of our common stock on the NASDAQ Global Select Market on the date of exercise times the number of shares.

(2) Calculated by multiplying the closing price of our common stock on the NASDAQ Global Select Market on the date of vesting times the number of shares.

Fiscal 2011 Pension Benefits

The following table shows the present value as of June 30, 2011 of the benefit of the NEOs under our qualified and nonqualified defined benefit pension plans:

Name	Plan Name	Number of Years of Service Credited Under Plan at FAS Measurement Date (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Douglas A. Milroy(1)	G&K Services Pension Plan	N/A	N/A	N/A
	G&K Services SERP	N/A	N/A	N/A
Jeffrey L. Wright	G&K Services Pension Plan	8.00	72,551	–
	G&K Services SERP	8.00	180,292	–
Robert G. Wood(2)	G&K Services Pension Plan	N/A	N/A	N/A
	G&K Services SERP	N/A	N/A	N/A
Timothy N. Curran	G&K Services Pension Plan	3.00	30,890	–
	G&K Services SERP	3.00	49,410	–
Jeffrey L. Cotter(3)	G&K Services Pension Plan	N/A	N/A	N/A
	G&K Services SERP	N/A	N/A	N/A

(1) Mr. Milroy does not participate in our Pension Plan or our SERP.

(2) Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans.

(3) Mr. Cotter does not participate in our Pension Plan or our SERP.

G&K Services Pension Plan

Two of our NEOs (Messrs. Wright and Curran) participate in our qualified Pension Plan. Effective December 31, 2006, benefits under this plan were frozen, meaning the accrual of future benefits under the plan was discontinued. The plan was established in 1970 to replace a portion of eligible employees' pre-retirement income following retirement. When the Pension Plan was frozen, our 401(k) plan was enhanced, based on a desire to decrease benefit costs and their volatility and to become more market competitive. Monthly benefits under the plan are the greater of the amounts determined under the 1989 pension formula or, if the participant is eligible, under the 1988 pension formula.

The 1989 pension formula provides for a monthly benefit equal to two-thirds of 1% of a participant's average compensation (defined as monthly eligible pay earned during the five highest consecutive years of compensation out of the last ten calendar years of employment with our company through December 31, 2006 (or termination, if earlier)) plus one-half of 1% of average compensation in excess of monthly covered compensation (as defined below), multiplied by the number of years of benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30.

The 1988 pension formula:

- Eligibility – if a participant had an accrued benefit under the Pension Plan as of December 31, 1988, and the participant was not a "Highly Compensated Employee" during the 1989 plan year, the participant is eligible to continue to earn benefits under the 1988 pension formula until the earliest of December 31, 2006, termination of employment, or the end of the year preceding the plan year in which the participant became a Highly Compensated Employee.
- Formula – provides for a monthly benefit equal to 50% of the participant's average compensation (defined as monthly eligible pay earned during the five highest consecutive years of compensation out of the last ten calendar years of employment with our company through December 31, 2006 (or, if earlier, termination or the end of the year preceding the year in which the participant became a Highly Compensated Employee)), less 75% of the estimated primary monthly social security benefit, multiplied by years of benefit accrual service at December 31, 2006 (or, if earlier, termination or the end of the year preceding the year in which the participant became a Highly Compensated Employee), not to exceed 30, divided by 30.

Compensation generally means wages, salaries, and other amounts earned for services provided to us, including, among other items, commissions, incentives, bonuses, and pre-tax contributions to our 401(k) plan. Compensation excludes, among other items, deferrals to deferred compensation plans, amounts realized from restricted stock, stock options, and fringe benefits. Compensation is limited to the compensation thresholds set forth in Internal Revenue Code Section 401(a)(17). Average compensation is the monthly average compensation during the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination, if earlier). Covered compensation is the average of social security taxable wage bases for the 35-year period ending with the participant's social security retirement age. An employee attains normal retirement age on the later of the date he or she attains age 65 or the fourth anniversary of the first day of the plan year in which the employee became a participant in the plan. A participant is vested after completing five years of vesting service and is then eligible for vested termination benefits. A vested terminated participant is eligible to commence benefits as early as age 55, in which case, benefits are reduced $6^2/_3$% for each of the first five years commencement precedes normal retirement age and $3^1/_3$% for each year thereafter. A participant is eligible for subsidized early retirement benefits if termination occurs after age 60 with at least 30 years of benefit accrual service, in which case, benefits are reduced 3% for each year commencement precedes normal retirement age.

Neither of Messrs. Wright or Curran is currently eligible for subsidized early retirement benefits. The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime.

The values displayed in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table were determined using actuarial assumptions consistent with those used for financial reporting purposes under FASB ASC Topic 715 unless otherwise directed by SEC Regulation S-K. Those material assumptions are as follows:

- benefits were assumed to commence at age 65;
- 65% of the participants are assumed to elect the life only payment option at benefit commencement, and 35% are assumed to elect payment in the 100% joint and survivor payment form;
- all benefits and present values were determined as of June 30, the plan's FASB ASC Topic 715 measurement date;
- the discount rate used to determine values was 6.9%, 5.6% and 5.7% as of June 30, 2009, 2010 and 2011, respectively;
- no pre-retirement mortality, retirement, withdrawal or disability was assumed; and
- post-retirement mortality for the June 30, 2009 measurement is based on the RP-2000 sex distinct combined healthy mortality table projected to 2010, without an adjustment for collar, and for the June 30, 2010 and 2011 measurements is based on the RP-2000 sex distinct combined healthy mortality table projected to 2017 without an adjustment for collar.

Mr. Wood, a Canadian citizen, is not covered by our U.S. pension or SERP plans. Mr. Wood is covered by a defined contribution plan pursuant to which we contribute 2% of his base salary and match his contributions of up to 6% of base salary, and pursuant to which he directs investment of the funds. The Canadian government sets a limit for total contributions, which for calendar year 2011 is $22,450 CAD, to be adjusted for inflation each year. If this limit is reached, Mr. Wood is covered by a retirement compensation arrangement, or RCA. Under the RCA, we continue to contribute an amount equal to 2% of Mr. Wood's salary and match Mr. Wood's contributions of up to 6% of base pay. One-half of the money contributed to the RCA is held by a trustee and is invested in widely available mutual funds. The other one-half is held by the Canadian government as a refundable tax. One-half of all earnings on funds invested by the trustee is also paid to the Canadian government and is also held as a refundable tax.

SERP

Two of the NEOs (Messrs. Wright and Curran) participate in our non-qualified SERP. Effective December 31, 2006, benefits under the plan were frozen, meaning the accrual of future benefits under the plan was discontinued. The plan was established in 1989 to provide selected executive and professional employees with added retirement benefits to supplement the Pension Plan. In 2006, the Pension Plan and the SERP were frozen, and our 401(k) and DEFCO plans were enhanced, based on a desire to decrease benefit costs and their volatility and to become more market competitive.

Monthly benefits under the plan are determined as 50% of average compensation (defined as monthly eligible compensation during the five highest consecutive years of compensation within the last ten calendar years of employment through December 31, 2006 (or termination, if earlier)), multiplied by the ratio of years of benefit accrual service at December 31, 2006 (or termination, if earlier), divided by projected benefit accrual service to age 60 (no less than 30). If, at December 31, 2006 (or termination, if earlier), the participant was at least age 60, then the ratio is benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30, divided by 30. Benefits determined under this formula are reduced by benefits payable from the G&K Services Pension Plan.

Compensation is generally equal to the compensation used for purposes of our Pension Plan, but also includes any deferrals the participant made to a deferred compensation plan sponsored by the company. Compensation for SERP benefit purposes is not subject to the thresholds set forth in Internal Revenue Code Section 401(a)(17). Average compensation is the average monthly compensation during the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination, if earlier). An employee attains normal retirement age on the date he or she attains age 65. A participant is vested after completing five years of participation service. A vested terminated participant is eligible to commence benefits as early as age 55. A participant is eligible for early retirement benefits if termination of employment occurs after attainment of age 55 and the participant is vested. In either case, the benefit determined for commencement prior to age 65 is the age 65 benefit, before reduction for our Pension Plan benefit offset, reduced $3^1/_3$% for each of the first five years commencement precedes age 65 and $6^2/_3$% for each year thereafter. This is also reduced by our Pension Plan benefit as reduced for commencement under the terms of that plan as of the same date.

The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime. Distributions are subject to compliance with Section 409A of the Internal Revenue Code. The SERP contains a non-compete provision. If the participant enters into competition with the company during the three-year period following termination of employment, benefits under the SERP are forfeited. This provision is waived for participants working with the company beyond age 65.

The values displayed in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table were determined using actuarial assumptions consistent with those used for financial reporting purposes under FASB ASC Topic 715 unless otherwise required by SEC Regulation S-K. Those material assumptions are as follows:

- benefits were assumed to commence at age 65;
- 65% of the participants are assumed to elect the life only payment option at benefit commencement, and 35% are assumed to elect payment in the 100% joint and survivor payment form;
- all benefits and present values were determined as of June 30, the plan's FASB ASC Topic 715 measurement date;
- the discount rate used to determine values was 6.9%, 5.5% and 5.5% as of June 30, 2009, 2010 and 2011, respectively;
- no pre-retirement mortality, retirement, withdrawal or disability was assumed; and

- post-retirement mortality for the June 30, 2009 measurement is based on the RP-2000 sex distinct combined healthy mortality table projected to 2010, without an adjustment for collar, and for the June 30, 2010 and 2011 measurement is based on the RP-2000 sex distinct combined healthy mortality table projected to 2017 without an adjustment for collar.

Non-Qualified Deferred Compensation (DEFCO)

Our DEFCO is a non-qualified plan that provides our executives and NEOs with the opportunity to defer up to 25% of base salary and 50% of incentive compensation. Amounts deferred are credited to an individual's contribution account and are fully vested at all times. We credit deferred accounts with additional amounts equal to the value of the matching contributions. We match 50% of a participant's deferrals into DEFCO, excluding deferrals in excess of 10% of a participant's compensation. In addition, we make company retirement contributions equal to 2.5% of eligible pay and an additional 4% of eligible pay over the IRS compensation limit ($245,000 in calendar year 2011). A participant's employer contribution account is 100% vested upon attainment of age 60 as an active employee, or ten percent per year for each plan year in which the participant works at least 1,000 hours. Participants may choose among ten investment measurement funds in which to participate, and participants may change their investment mix at any time. Participants' deferred cash accounts earn a rate of return which tracks the investment return achieved under the participant-selected investment funds. Each participant is an unsecured creditor for any benefit he or she will receive under DEFCO, as we have not created a segregated fund for payment of DEFCO benefits.

At the time of the initial deferral election, participants must also select a distribution date (no later than age 65) and form of payment for normal retirement (defined as termination of employment at age 60 or later). Participants may elect to receive distributions in a single payment or installments for normal retirement. If a participant terminates employment before age 60, the participant will receive a lump sum payment of his or her deferral account, and the vested portion of the employer contribution account is paid three years later in a lump sum, provided that the participant does not compete against our company as defined by the non-competition provision of the plan. If the participant works for the company until at least age 60, neither the non-competition provision nor the three-year delay will apply, and the deferral account and the employer contribution account will be paid after separation from service according to the election the participant made consistent with Section 409A of the Internal Revenue Code. At the discretion of the Retirement Committee, the participant may obtain a hardship distribution from his or her eligible vested account in the event of an unforeseeable emergency. The hardship distribution will only be allowed if the participant's financial hardship cannot be cured by simply cancelling the participant's future contributions. In the event of a change in control that occurs when the participant is an employee of the company, unless the board and a majority of the continuing directors of the plan sponsor decide that the change in control should not affect the vested percentages of participants, a participant's account will become 100% vested.

The following table shows contributions to the NEOs' deferred compensation accounts in fiscal 2011 and the aggregate amount of deferred compensation as of June 30, 2011:

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance ($)[4]
Douglas A. Milroy	93,314	97,511	62,385	–	804,309
Jeffrey L. Wright	55,608	53,977	198,257	–	1,002,307
Robert G. Wood	–	–	–	–	–
Timothy N. Curran	29,923	32,561	51,778	–	385,895
Jeffrey L. Cotter	16,813	21,367	11,261	–	86,340

(1) Amounts in this column reflect deferrals by the NEO in fiscal year 2011. These amounts are also included in the "Salary" column of the Summary Compensation Table.

(2) Amounts in this column represent contributions made by us during fiscal year 2011. These amounts are also reflected in the "All Other Compensation" column of the Summary Compensation Table.

(3) The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation. Earnings are based on the returns of mutual funds selected by the NEOs from the funds the Retirement Committee makes available to measure investment returns under DEFCO. The funds and the total time-weighted returns, net of investment manager fees, for the one-year period ended June 30, 2011 are listed below:

- Vanguard 500 Index: 30.5%
- American Beacon Large Cap Value: 26.6%
- T. Rowe Price Growth Stock: 33.4%
- Vanguard Mid Capitalization Index: 38.4%
- American Beacon Small Cap Value: 34.6%
- American Funds Euro Pacific: 29.0%
- MFS Research Bond: 6.0%
- Wells Fargo Ultra Short-Term Income: 2.4%
- Oakmark Equity and Income: 20.4%
- Wells Fargo Adv. Money Market: 0.1%

(4) Amounts reported in this column for each NEO include amounts previously reported in the Summary Compensation Table in previous years when earned if that NEO's compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary and incentive payments and company matching contributions. This total reflects the cumulative value of each NEO's deferrals and matching contributions and investment experience.

Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our outstanding stock, rather than the 30% threshold stated in Mr. Curran's and Mr. Milroy's employment agreements. Mr. Wright is fully vested in his DEFCO account, and each of the other NEO's DEFCO account will become fully vested upon a change in control.

Potential Post-Employment Payments

Severance

Pursuant to the terms of existing employment agreements, we are required to make payments and to extend benefits to Messrs. Milroy, Wright, Wood and Curran in the event of certain terminations of any such employment agreements. Specifically, in the event that an executive's employment under the agreement is terminated by us without cause, we must provide to such executive the following benefits:

- we must provide the executive with 30 days advance written notice of termination;
- if the executive signs and does not revoke a release, we must pay to such executive, as separation pay, an amount equal to 11 months of such executive's monthly base salary in effect as of the actual date of termination (or, in the case of Mr. Milroy, an amount equal to 1.99 times his annual base salary in effect as of the actual date of termination), such separation pay being made in weekly payments, subject to the terms of such release; some payments may be subject to a delay of six months to comply with Section 409A of the Internal Revenue Code;
- if such executive (or any individual receiving group health plan benefits through him) is eligible to continue participation in our group health plan and elects to do so, we will, for a period of up to 17 months commencing as of the actual date of termination, continue to pay our share of the cost of such benefits as if such executive remained in our continuous employment, but only while such executive or such person is not eligible for coverage under any other employer's group health plan;
- we will, for a period of at least one year commencing as of the actual date of termination, pay directly to the service provider or reimburse such executive for all reasonable expenses of a reputable outplacement organization selected by such executive, such payments not to exceed $12,000 in the aggregate;
- we will pay a lump sum payment equal to six times the monthly automobile allowance, if applicable; and
- we will pay to such executive any unpaid management incentive bonus earned by such executive and to which such executive is entitled (provided such executive was employed by us as of the last day of the fiscal year prior to the actual date of termination), such payment being made in accordance with the terms of the related plan.

At the end of this section are tables indicating the estimated incremental amounts we would owe to each of our NEOs upon such NEO's termination without cause. No executive is required to seek other employment to receive any post-employment benefits. Any executive's commencement of employment with another employer will not reduce our obligations to make severance payments.

In the event an executive voluntarily resigns or an executive's employment is terminated for cause or by reason of death, such executive is only entitled to his base salary through the date of termination or death, plus any other earned but unpaid amounts under his employment agreement or any benefit plan. Finally, our employment agreements with Messrs. Milroy and Wright contain additional provisions requiring each of them to resign from all positions held with us, including any of our company boards on which they serve as a director, in the event their employment with us is terminated.

Change in Control

Following is a discussion of the potential payments due to Messrs. Milroy, Wright, Wood and Curran under their employment agreements in the event of a "Change in Control" of the company, followed by a "Change in Control Termination." At the end of this section is a table indicating the estimated incremental amounts that would have been triggered for each of these NEOs, and Mr. Cotter, who is entitled to payments pursuant to our Executive Severance and Change in Control Policy, had there been a Change in Control Termination as of July 2, 2011. The employment agreements address termination due to Change in Control and for "good reason," and provide as follows:

A "Change in Control" occurs when:

- anyone attains control of 30% of our voting stock;
- challengers replace a majority of our board within two years; or
- a merger or consolidation with, or disposal of all or substantially all of our assets to, someone other than the company.

A "Change in Control Termination" occurs when a Change in Control has taken place and the executive then is terminated within one year of the Change in Control either by the employer for any reason other than for cause, or by the executive for good reason. Good reason is defined following a Change in Control to include the following:

- a substantial adverse involuntary change in the executive's status or position as an executive with the company;
- a material reduction by the company in the executive's base salary as in effect on the day before the Change in Control;
- material adverse change in physical working conditions, interfering with the executive's work;
- a requirement to relocate, other than on intermittent basis, more than 35 miles from our corporate headquarters as a condition of employment;
- failure by the company to obtain from any successor an assumption of the executive's employment agreement;
- attempted termination other than pursuant to the executive's employment agreement; or
- any material breach of the executive's employment agreement.

In the event of a Change in Control of the company and the related termination of an executive's employment by such executive for good reason or by us for any reason other than for cause, in each case, prior to the first anniversary of the Change in Control (the following description is qualified in its entirety by reference to the respective employment agreements):

- we must provide the executive with 30 days advance written notice of termination;

- we will pay the executive an amount equal to 17 months of such executive's base salary (or, in the case of Mr. Milroy, an amount equal to 1.99 times his annual base salary), subject to certain limitations; some payments may be subject to a delay of six months to comply with Section 409A of the Internal Revenue Code;
- if such executive (or any individual receiving group health plan benefits through him) is eligible to continue participation in our group health plan and elects to do so, we must, for a period of up to 17 months, continue to pay the employer's share of the cost of such benefits as if such executive remained in our continuous employment, subject to certain limitations;
- we will, for a period of at least one year, pay directly or reimburse such NEO for all reasonable outplacement expenses, such payments not to exceed $12,000;
- we will pay the executive the amount necessary to acquire and obtain full title to any personal automobile leased by us for the executive or, if the executive does not have the use of a personal automobile but has been given an automobile allowance, we will pay the executive a lump sum payment equal to three times the annual automobile allowance such executive is then receiving;
- we will pay for financial planning and tax preparation expenses, not to exceed $5,000 (or in the case of Mr. Milroy, $7,500), for 17 months; and
- we will pay any management incentive bonus earned by the executive and to which the executive is entitled (provided the executive was employed by us as of the last day of the fiscal year prior to the actual date of termination), such payment being made in accordance with the terms of the related plan.

In addition, upon the occurrence of a Change in Control, and without regard to an executive's employment status, but presuming that the executive remains in our employ on the date of the Change in Control, consistent with our Restated Equity Incentive Plan (2010), the following shall occur with respect to any and all equity-based incentives, including, without limitation, stock options and awards of restricted stock that are owned by such executive on the date of the Change in Control:

- the restrictions on any previously issued shares of restricted stock will immediately lapse;
- all outstanding options and stock appreciation rights will become immediately exercisable; and
- all performance criteria for all performance shares will be deemed to be met and immediate payment made.

If any payments and benefits in connection with a change in control would be a parachute payment under Section 280G of the Internal Revenue Code, payments and benefits will be reduced to the minimum extent necessary to provide the individual with the best after-tax result. Specifically, the individual will receive either a reduced amount so the excise tax imposed by Internal Revenue Code Section 4999 is not triggered, or the individual will receive the full amount of the payments and benefits and then be liable for the excise tax.

Disability

During any period in which any such executive is "disabled," the executive will continue to receive all base salary, benefits, and other compensation. "Disability" means the unwillingness or inability of the executive to perform the essential functions of the executive's position (with or without reasonable accommodation) for a period of 90 days (consecutive or otherwise) within any period of six consecutive months. If this occurs, we will issue a Notice of Termination, and if the executive has not returned to the full-time performance of his/her duties within 30 days, the 30th day after Notice of Termination will be the executive's date of termination.

Post-Employment Payment Tables

The tables below provide the estimated amounts that would have been received by each NEO below had there been a termination under the various scenarios described above as of July 2, 2010, the last day of our most recently completed fiscal year. Although we have not entered into an employment agreement with Mr. Cotter, he is entitled to certain separation benefits pursuant to our Executive Severance and Change in Control Policy.

Douglas A. Milroy

Payment Type	Termination by Us Without Cause ($)	Change Control of Termination ($)	Disability ($)
Severance	1,094,500[1]	1,094,500[1]	320,833[2]
Health Benefits	11,575[3]	11,575[3]	4,935[4]
Outplacement[5]	12,000	12,000	–
Car	9,750[6]	58,500[7]	11,375[8]
Financial Planning[9]	7,500	7,500	–
Deferred Compensation	671,520[10]	804,309[11]	671,520[10]
Accelerated Vesting of Options	–	2,007,092[12]	–
Accelerated Vesting of Restricted Stock	–	2,158,790[13]	–
Total	1,806,844	6,154,265	1,008,663

[1] Reflects 1.99 times base salary.

[2] Reflects seven months of base salary (one month for the notice period plus six months pay).

[3] Reflects 17 months of health benefits.

[4] Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).

[5] Outplacement is capped at $12,000.

[6] Reflects six times the monthly car allowance at an annual rate of $19,500.

[7] Reflects three times the annual car allowance at an annual rate of $19,500.

[8] Reflects seven months of the annual car allowance at an annual rate of $19,500.

[9] Financial planning is capped at $7,500.

[10] Includes $538,732 of Mr. Milroy's contribution account and $132,788 of the company contribution account.

[11] Includes $538,732 of Mr. Milroy's contribution account and $265,577 of the company contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock, rather than the 30% threshold stated in Mr. Milroy's employment agreement. Mr. Milroy's DEFCO account will become fully vested upon a Change in Control.

[12] Reflects the difference between the grant price and the closing price of 149,786 currently unvested options had the vesting of such options accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56.

[13] Reflects the value of 62,465 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56.

Jeffrey L. Wright

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	335,661[1]	518,749[2]	213,603[3]
Health Benefits	7,068[4]	7,068[4]	3,079[5]
Outplacement[6]	12,000	12,000	–
Car	9,750[7]	58,500[8]	11,375[9]
Financial Planning[10]	5,000	5,000	–
Deferred Compensation[11]	1,002,307	1,002,307	1,002,307
Accelerated Vesting of Options	–	370,326[12]	–
Accelerated Vesting of Restricted Stock	–	1,462,095[13]	–
Total	1,371,786	3,436,045	1,230,363

[1] Reflects 11 months of base salary

[2] Reflects 17 months of base salary.

[3] Reflects seven months of base salary (one month for the notice period plus six months pay).

[4] Reflects 17 months of health benefits.

[5] Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).

[6] Outplacement is capped at $12,000.

[7] Reflects six times the monthly car allowance rate at an annual rate of $19,500.

[8] Reflects three times the annual car allowance at an annual rate of $19,500.

[9] Reflects seven months of the annual car allowance at an annual rate of $19,500.

[10] Financial planning is capped at $5,000.

[11] Includes $590,196 of Mr. Wright's contribution account and $412,111 of the company contribution account. Mr. Wright's DEFCO account is fully vested.

(12) Reflects the difference between the grant price and the closing price of 31,444 currently unvested options had the vesting of such options accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56.

(13) Reflects the value of 42,306 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56.

Robert G. Wood

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	391,464(1)	604,990(2)	249,113(3)
Health Benefits	2,283(4)	2,283(4)	940(5)
Outplacement(6)	12,000	12,000	–
Car	10,748(7)	64,487(8)	12,539(9)
Financial Planning(10)	5,000	5,000	–
Deferred Compensation(11)	–	–	–
Accelerated Vesting of Options	–	311,733(12)	–
Accelerated Vesting of Restricted Stock	–	757,866(13)	–
Total	421,495	1,758,359	262,593

(1) Reflects 11 months of base salary.

(2) Reflects 17 months of base salary.

(3) Reflects seven months of base salary (one month for the notice period plus six months pay).

(4) Reflects 17 months of health benefits.

(5) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).

(6) Outplacement is capped at $12,000.

(7) Reflects six times the monthly car allowance at an annual rate of $21,500 CAD (converted to U.S. dollars using an exchange rate of 0.9998).

(8) Reflects three times the annual car allowance at an annual rate of $21,500 CAD (converted to U.S. dollars using an exchange rate of 0.9998).

(9) Reflects seven times the monthly car allowance at an annual rate of $21,500 CAD (converted to U.S. dollars using an exchange rate of 0.9998).

(10) Financial planning is capped at $5,000.

(11) Mr. Wood is not covered by the DEFCO.

(12) Reflects the difference between the grant price and the closing price of 26,421 currently unvested options had the vesting of such options accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56.

(13) Reflects the value of 21,929 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56.

Timothy N. Curran

Payment Type	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	279,583(1)	432,083(2)	177,917(3)
Health Benefits	7,068(4)	7,068(4)	3,079(5)
Outplacement(6)	12,000	12,000	–
Car	6,000(7)	36,000(8)	7,000(9)
Financial Planning(10)	5,000	5,000	–
Deferred Compensation	336,152(11)	385,895(12)	336,152(11)
Accelerated Vesting of Options	–	311,069(13)	–
Accelerated Vesting of Restricted Stock	–	664,070(14)	–
Total	645,804	1,853,186	524,148

(1) Reflects 11 months of base salary

(2) Reflects 17 months of base salary.

(3) Reflects seven months of base salary (one month for the notice period plus six months pay).

(4) Reflects 17 months of health benefits.

(5) Reflects seven months of medical and dental benefits (one month for the notice period plus six months pay).

(6) Outplacement is capped at $12,000.

(7) Reflects six times the monthly car allowance at an annual rate of $12,000.

(8) Reflects three times the annual car allowance at an annual rate of $12,000.

(9) Reflects seven times the monthly car allowance at an annual rate of $12,000.

(10) Financial planning is capped at $5,000.

(11) Includes $220,087 of Mr. Curran's contribution account and $116,066 of the company contribution account.

(12) Includes $220,087 of Mr. Curran's contribution account and $165,808 of the company contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock, rather than the 30% threshold stated in Mr. Curran's employment agreement. Mr. Curran's DEFCO account will become fully vested upon a change of control.

(13) Reflects the difference between the grant price and the closing price of 24,131 currently unvested options had the vesting of such options accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56

(14) Reflects the value of 19,215 currently unvested shares of restricted stock, had the vesting of such shares accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56.

Jeffrey L. Cotter

Payment Type[1]	Termination by Us Without Cause ($)	Change of Control Termination ($)	Disability ($)
Severance	236,042[2]	364,791[3]	103,000[4]
Health Benefits	7,489[5]	11,575[6]	1,952[7]
Outplacement[8]	12,000	12,000	–
Financial Planning	–	–	
Deferred Compensation	59,023[9]	86,340[10]	59,023[9]
Accelerated Vesting of Options	–	200,142[11]	–
Accelerated Vesting of Restricted Stock	–	399,617[12]	–
Total	314,554	1,074,466	163,976

(1) We have not entered into an employment agreement with Mr. Cotter; however, if Mr. Cotter experiences a change in control termination or is severed from the company without cause, which termination requires 30 days advance notice from the company, he is entitled to certain benefits under our Executive Severance and Change in Control Policy.

(2) Reflects 11 months of base salary

(3) Reflects 17 months of base salary.

(4) Reflects 13 weeks of base salary at 100% and 13 weeks of base salary at 60%, pursuant to our Short-Term Sickness and Accident Plan.

(5) Reflects 11 months of health benefits

(6) Reflects 17 months of health benefits.

(7) Reflects 12 weeks of medical and dental benefits.

(8) Outplacement is capped at $12,000. In the event of a termination without cause, outplacement expenses will be paid at the company's discretion; in the event of a Change in Control termination, the company will be required to pay outplacement expenses, subject to a cap of $12,000.

(9) Includes $31,707 of Mr. Cotter's contribution account and $27,317 of the company contribution account.

(10) Includes $31,707 of Mr. Cotter's contribution account and $54,634 of the company contribution account. Pursuant to the DEFCO, acceleration of vesting would require acquisition by a third party of 50% of our stock. Mr. Cotter's DEFCO account will become fully vested upon a change of control.

(11) Reflects the difference between the grant price and the closing price of 15,563 currently unvested options had the vesting of such options accelerated on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56

(12) Reflects the value of 11,563 currently unvested shares of restricted stock, had such shares vested on July 1, 2011, the last fiscal 2011 trading day for our stock, when the closing price of our common stock was $34.56

Compensation Paid to Board Members

During fiscal 2011, we paid each director who was not otherwise employed by us an annual fee of $32,000, along with a $2,000 fee for each meeting of the board attended in person ($500 for those attended telephonically), and $1,000 for each committee meeting of the board attended in person ($500 for those attended telephonically). We also paid an additional $48,000 retainer to Mr. Pippin, our Chairman, a $10,000 retainer to Ms. Richter, Chair of the Audit Committee, and a $5,000 retainer to Messrs. Fortun and Pippin, the respective Chairs of the Compensation and Corporate Governance Committees. We did not increase fees paid to our non-employee directors in fiscal 2011.

In addition, directors who are not otherwise employed by the company are eligible to participate in the Restated Equity Incentive Plan (2010). For fiscal 2011, each non-employee director was awarded a restricted stock grant of 2,328 shares, equivalent to approximately $73,000, based on the closing price of our common stock on the date of grant; Mr. Pippin, our Chairman of the Board, also received an additional restricted stock grant of 1,478 shares, equivalent to approximately $47,000. Each restricted stock grant vests in equal installments over a period of three years, beginning on the first anniversary of the grant date. Each new director also receives a one-time grant of options to purchase 3,000 shares of common stock upon his or her initial election to the board. The exercise price of these options is the closing price of our stock on the date of grant. Each such option has a 10-year term and vests in three equal installments beginning on the first anniversary of the grant date. Directors must remain in service for restricted stock and options to vest; therefore, any unvested grants will be forfeited upon termination of service to the board.

Each director who is not an employee of the company has been eligible to participate in our Amended and Restated Director Deferred Compensation Plan, under which the non-employee director could elect to defer all or part of his or her board fees and annual stock grants until the earlier of a specific date identified by the non-employee director or the termination of his or her service as a member of the board for any reason. The amount of any cash compensation deferred by a non-employee director was converted into a number of stock units, determined based on the average of the closing price of our common stock during the ten business days preceding the relevant valuation date, and was credited to a deferred compensation account maintained in his or her name. Deferred stock grants were converted on a share-for-share basis on the date of deferral and also credited to the non-employee director's account. Additionally, the account was credited with additional stock units, also based on such average market value, upon the payment date for any dividends declared on our common stock. No director elected to participate in the plan for any 2011 compensation. In early fiscal 2012, our board terminated this plan and discontinued its use. As a result, all stock units in a director's account were converted to an equivalent amount of cash based on such average market value as of the termination date, and such balance was transferred to our DEFCO plan. The amounts transferred may not be withdrawn by a director until such director's termination of board service, at which time the account will be paid in a lump sum. Further, no director will be allowed to contribute additional amounts to his or her DEFCO account.

Non-employee directors are not eligible to participate in any other company-sponsored plan.

We also have in place stock ownership requirements for our non-employee directors. Specifically, each of our non-employee directors is required to own a minimum number of shares equal to three times the director's annual base retainer. Once achieved, each such director must maintain this ownership level at all times during the director's tenure with the company. The Compensation Committee annually reviews the progress against the ownership guidelines, and each of our non-employee directors has either achieved or is on track to achieve ownership requirements.

Director Compensation Table

The following table shows the compensation of the company's non-employee directors for services in all capacities to us in fiscal 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Option Awards ($)	Total ($)
John S. Bronson	46,000	73,029	–	119,029
J. Patrick Doyle	43,000	73,029	–	116,029
Wayne M. Fortun	48,000	73,029	–	121,029
Ernest Mrozek	46,500	73,029	–	119,529
M. Lenny Pippin	93,000	120,045	–	213,045
Alice M. Richter	56,500	73,029	–	129,529
Lynn Crump-Caine	46,500	73,029	–	119,529

[1] The dollar amounts represent the aggregate grant date fair value of stock awards granted during fiscal 2011. The grant date fair value of a stock award is measured in accordance with FASB ASC Topic 718 based on assumptions described in Note 9 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended July 2, 2011.

[2] Consists of 2,328 shares granted to each director on January 2, 2011, which had a fair value of $31.37 per share, and 1,478 shares granted to Mr. Pippin on January 24, 2011, which had a fair value of $31.81 per share.

As of the end of fiscal 2011, each director held the following unvested restricted shares and unexercised options:

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Number of Securities Underlying Unexercised Options Exercisable (#)
John S. Bronson	2,328	15,100
J. Patrick Doyle	2,328	14,100
Wayne M. Fortun	2,328	14,100
Ernest Mrozek	2,328	14,100
M. Lenny Pippin	3,806	18,900
Alice M. Richter	2,328	15,100
Lynn Crump-Caine	2,328	7,800

Securities Authorized for Issuance under Equity Compensation Plans

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B) ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders[1]:			
Restated Equity Incentive Plan (2010)[2]	1,039,804	30.21	1,445,267
Employee Plans[3]	547,458	35.57	–
1996 Directors' Stock Option Plan	30,000	37.62	–
Total	1,617,262	32.17	1,445,267
Equity compensation plans not approved by security holders:	–	–	–
Total	1,617,262	32.17	1,445,267

[1] *See* Note 9 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended July 2, 2011.

[2] Our Restated Equity Incentive Plan (2010) was approved at our November 4, 2010 annual meeting of shareholders. The outstanding shares listed for this plan include the initial shares authorized under our 2006 Equity Incentive Plan, as well as the additional shares authorized when the restated plan was approved.

[3] Includes our 1998 Stock Option and Compensation Plan.

PROPOSAL NUMBER 2

Ratify the Appointment of Independent Auditors

Our board and management are committed to the quality, integrity and transparency of the company's financial reports. Independent auditors play an important part in our system of financial control. In accordance with the duties set forth in its written charter, the Audit Committee of our Board of Directors has appointed Ernst & Young LLP as our independent auditors for the 2012 fiscal year. A representative of Ernst & Young will attend this year's annual meeting and will be available to respond to questions from shareholders, and also will have the opportunity to make a statement if he or she desires to do so.

If the shareholders do not ratify the appointment of Ernst & Young, the Audit Committee may reconsider its selection, but is not required to do so. Notwithstanding the proposed ratification of the appointment of Ernst & Young by shareholders, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year without notice to, or the consent of, the shareholders, if the Audit Committee determines that such a change would be in our best interest.

Fees Billed to Company by Auditors:
Set forth below are the fees billed by Ernst & Young for the fiscal years ended July 2, 2011 and July 3, 2010:

	Fiscal Year Ended July 2, 2011 ($)	Fiscal Year Ended July 3, 2010 ($)
Audit Fees[1]	538,019	548,986
Audit-Related Fees[2]	11,340	9,424
Tax Fees[3]	295,670	372,600
All Other Fees[4]	—	7,840
Total	845,029	938,850

[1] Represents amounts related to the audit of our annual consolidated financial statements and internal control over financial reporting and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q.

[2] Represents amounts reasonably related to the performance of the audit or review of our consolidated financial statements which are not reported under the Audit Fees category.

[3] Represents fees related to tax compliance and tax planning services.

[4] Represents fees related to enterprise risk management services.

The Audit Committee of our Board of Directors has reviewed the services described above provided by Ernst & Young as well as the amounts billed for such services, and after consideration has determined that the receipt of these fees by Ernst & Young is compatible with the provision of independent audit services. The Audit Committee has discussed these services and fees with Ernst & Young and management to determine that they are appropriate under applicable rules and regulations.

Pre-Approval Policy
All services performed by Ernst & Young have been pre-approved in accordance with the Audit Committee charter. The charter provides that all audit and non-audit accounting services that are permitted to be performed by our independent accountant under applicable rules and regulations must be pre-approved by the Audit Committee or by designated independent members of the Audit Committee, other than with respect to de minimis exceptions permitted under Section 202 of the Sarbanes-Oxley Act.

Prior to or as soon as practicable following the beginning of each fiscal year, a description of audit, audit-related, tax and other services expected to be performed by Ernst & Young in the following fiscal year is presented to the Audit Committee for approval. Following such approval, any requests for audit, audit-related, tax and other services not presented and pre-approved must be submitted to the Audit Committee for specific pre-approval. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, may be delegated to one or more members of the Audit Committee who are independent directors. In the event such authority is so delegated, the Audit Committee must be updated at the next regularly scheduled meeting with respect to any services that were granted specific pre-approval by delegation. During fiscal 2011, the Audit Committee functioned in conformance with these procedures.

Our Board of Directors unanimously recommends that you vote "FOR" the ratification of Ernst & Young LLP's appointment as our independent auditor for fiscal 2012.

Advisory Vote on Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, our shareholders have the opportunity to cast a non-binding advisory vote on the compensation of our NEOs as disclosed in the *"Executive Compensation"* section of this proxy statement.

Our executive compensation program is designed to attract, motivate and retain highly qualified, experienced executives and reward them for performance that creates long-term shareholder value. We seek to accomplish this goal in a way that rewards performance and is aligned with our shareholders' long-term interests. We believe that our executive compensation program, which employs long-term equity awards, satisfies this goal and is strongly aligned with the long-term interests of our shareholders. We urge our shareholders to read the *"Execu tive Compensation"* section of this proxy statement, including the *"Compensation Discussion and Analysis"* section, which more thoroughly discusses how our compensation policies and procedures implement our compensation philosophy. Our board and its Compensation Committee believe that these policies and procedures are effective in achieving our goals, and our board recommends that our shareholders approve the compensation of our NEOs.

We are providing our shareholders with the opportunity to indicate their approval for our executive compensation program for our NEOs by voting on the following resolution:

"RESOLVED, that the shareholders of G&K Services, Inc. approve, on an advisory basis, the compensation paid to the company's named executive officers as disclosed in the *"Compensation Discussion and Analysis"* section and in the compensation tables and narrative discussion contained in the *"Executive Compensation"* section of this proxy statement."

As an advisory vote, this proposal is not binding upon the company. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs. Our Board of Directors unanimously recommends that you vote "FOR" the advisory vote on executive compensation.

Advisory Vote on the Frequency of Say-on-Pay Votes

As described in the proposal above, we are providing our shareholders the opportunity to cast an advisory vote on our compensation program for our NEOs. The advisory vote on executive compensation described in the proposal above is referred to as a "say-on-pay vote." This proposal number 4 affords shareholders the opportunity to cast an advisory vote on how often we should include a say-on-pay vote in our proxy materials for future annual shareholder meetings (or special shareholder meetings for which we must include executive compensation information in the proxy statement for such meeting). Under this proposal, shareholders may vote to have the say-on-pay vote every year, every two years or every three years.

We recommend that the shareholders vote in favor of conducting the say-on-pay vote every three years. As described in the *"Compensation Discussion and Analysis"* section, our executive compensation program is designed to motivate executives to achieve both short- and long-term goals that ultimately enhance shareholder value. We believe that a triennial vote will allow us to place adequate focus on our goal of creating long-term shareholder value. Additionally, a triennial vote will provide our shareholders the ability to evaluate our compensation program over a time period similar to the periods associated with our compensation awards, thus allowing them the opportunity to compare our compensation program to the long-term performance of the company. Moreover, as Mr. Milroy has just completed his second fiscal year in the position of Chief Executive Officer, the triennial vote will allow shareholders sufficient time to evaluate the success of our long-term compensation strategies and the related business outcomes with the hindsight of three years of corporate performance. Similarly, a three-year vote cycle allows sufficient time for our Compensation Committee to fully analyze our compensation program, as compared to our performance over that same time period, and implement any necessary changes. Finally, the board believes that the company will be better served by periodic votes on compensation that afford the Compensation Committee time to understand concerns and deliberate appropriate responses, and allow shareholders time to see responsive changes. In the event an advisory vote indicates shareholder concern, the board believes it will best serve shareholders by taking the time to understand the issues and thoughtfully develop responsive alternatives. Ultimately, our board believes that anything less than a triennial vote will yield a short-term mindset and detract from the long-term interests and goals of the company.

Because this vote is advisory, it will not be binding upon the board. However, our board values the opinions that our shareholders express in their votes and will take into account the outcome of the vote when considering how frequently we should conduct future advisory votes on the compensation of our NEOs. Our Board of Directors unanimously recommends that you vote "THREE YEARS" for the advisory vote on the frequency of the advisory vote on executive compensation.

GOVERNANCE OF THE COMPANY

Board of Directors and Committees

Board of Directors

Our board currently separates the office of Chairman of the Board from the office of Chief Executive Officer. Mr. M. Lenny Pippin serves as our independent Chairman of the Board, and his primary responsibilities include managing the board, facilitating communication among directors and between the board and management and leading the board self-evaluation process. Our board understands that there is no single, generally accepted approach to providing board leadership and that, given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. As such, our board will review periodically whether to retain a non-executive in the Chairman of the Board position.

Our board has also established the following committees to assist with providing oversight to the company: an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Our board has adopted a written charter for each of its committees, copies of which are available at our website at http://www.gkservices.com.

Our board held four meetings during fiscal 2011, all of which were held in person, and took action by written consent six times. Each of our directors attended all of the meetings of the board and the committees of the board on which such director served during the 2011 fiscal year.

Director Attendance at Annual Meetings of Shareholders

We do not have a formal policy with respect to attendance by board members at the annual meeting of shareholders, but all directors are encouraged to attend, and we attempt to coordinate scheduling of our annual meeting of shareholders to accommodate attendance by directors. All of our directors attended our fiscal 2010 annual meeting of shareholders.

Independence

With the exception of Messrs. Milroy and Wright, who are employees of our company, all of the members of our board are independent within the meaning of applicable NASDAQ Global Select Market and SEC rules. When considering the independence of directors, the board determined that Mr. Doyle's and Mr. Fortun's respective positions with Domino's Pizza, Inc. and Hutchinson Technology, Inc., both of which are customers of the company, did not impair their independence. All of the transactions with Domino's Pizza and Hutchinson Technology were conducted on arm's length terms in the ordinary course of business, and the amount involved with the transactions represent less than 1% of the revenues of our company.

Board Oversight of Company Risk

We rely on our comprehensive enterprise risk management (ERM) process to aggregate, monitor, measure and manage risks. Through our ERM process, our board and management work together to identify, assess and manage risks that may affect our ability to execute our corporate strategy and fulfill our business objectives. As a part of our ERM process, management regularly reviews the effectiveness of our risk management practices and capabilities to determine our risk exposure. Management then elevates certain key risks for discussion at the board level. Our board, with the assistance of management, also annually assesses the effectiveness of our ERM program. Our ERM program is overseen by our board; our Vice President and General Counsel, who is a member of our executive team, and our Director of Internal Audit share day-to-day management responsibility for this program.

Additionally, our Audit Committee is primarily responsible for oversight of our policies and practices concerning internal control over financial practices and capabilities to determine our risk exposure. Management then elevates certain key risks for discussion at the board level. Our board, with the assistance of management, also annually assesses the effectiveness of our ERM program. Our ERM program is overseen by our board; our Vice President and General Counsel, who is a member of our executive team, and our Director of Internal Audit share day-to-day management responsibility for this program.

Additionally, our Audit Committee is primarily responsible for oversight of our policies and practices concerning internal control over financial reporting and risk assessments related to such internal controls. Our Audit Committee reviews and takes appropriate action with respect to the company's annual and quarterly financial statements, the internal audit program and disclosures made with respect to the company's internal controls. To facilitate these risk oversight responsibilities, the committee receives regular briefings from members of management on the internal audit plan, Sarbanes-Oxley Section 404 compliance, any significant litigation, ethics program matters and health, safety and environmental matters. The committee also regularly holds executive sessions with representatives of our independent public accounting firm.

In addition to the Audit Committee's role in financial risk oversight, each of the other board committees considers risk as it relates to its particular areas of responsibility. Our Compensation Committee oversees and administers our incentive and equity compensation programs to ensure that the programs create incentives for strong operational performance and for the long-term benefit of the company and its shareholders without incentivizing undue risk. The committee receives regular briefings from our Senior Vice President, Human Resources, our Vice President and General Counsel, our Director of Compensation and Benefits and the committee's retained compensation consultant on compensation matters. Finally, our Corporate Governance Committee oversees risks related to board composition and governance matters and receives regular briefings from our Vice President and General Counsel.

Corporate Governance Committee

We have established a Corporate Governance Committee of the Board of Directors comprised solely of "independent directors" (as defined by applicable rules and regulations of the Securities Exchange Commission, NASDAQ Global Select Market and other relevant regulatory bodies), one of whom also serves on the Compensation Committee of the board. The Corporate Governance Committee operates pursuant to a written charter adopted by the board. The primary roles of the Corporate Governance Committee are to monitor the effectiveness of the board in carrying out certain responsibilities, to assure appropriate board composition, to recommend a Chief Executive Officer and to review annually the performance of the company's Chief Executive Officer and the operation of the board (including its Chairman and its various committees). In addition, the Corporate Governance Committee presents qualified director candidates to the full board and considers qualified nominees recommended by shareholders.

The Corporate Governance Committee, which presently consists of Chair M. Lenny Pippin and Mr. Bronson, held three meetings during fiscal 2011, all of which were held in person, and did not take action by written consent. The Chair and members of the Corporate Governance Committee are appointed by our board.

Audit Committee

We have established an Audit Committee of the Board of Directors which assists the board in fulfilling certain oversight responsibilities and consists solely of independent directors. The Audit Committee operates pursuant to a written charter adopted by the board. As set forth in the charter, the primary responsibilities of the Audit Committee include serving as an independent and objective party to monitor our financial reporting process and the system of internal control over financial reporting; reviewing and appraising the audit results of our independent auditors and internal audit department; and providing an open avenue of communication among the independent auditors, financial and senior management, the internal audit department and our board. The charter also requires that the Audit Committee appoint our independent auditors and review and pre-approve the performance of all audit and non-audit accounting services to be performed by our independent auditors, other than services falling within the de minimis exceptions permitted under Section 202 of the Sarbanes-Oxley Act.

The Audit Committee, which presently consists of Chair Alice M. Richter, Ms. Crump-Caine and Mr. Mrozek, held nine meetings during fiscal 2011, four of which were held in person and five of which were conducted by telephone, and did not take action by written consent. The Audit Committee met and held discussions with management and representatives from Ernst & Young prior to the public release of earnings information for each of our completed fiscal periods, and prior to each Quarterly Report on Form 10-Q and our Annual Report on Form 10-K being filed with the Securities and Exchange Commission.

Our board has determined that two members of the Audit Committee, specifically Ms. Richter and Mr. Mrozek, are "Audit Committee Financial Experts," as that term is defined in Item 407(d)(5) of SEC Regulation S-K. In addition, each member of the Audit Committee is an "independent director," as such term is defined in Rule 5605(a)(2) of the NASDAQ Global Select Market's listing standards, and meets the criteria for independence set forth in Rule 5605(c)(2) of the NASDAQ Global Select Market's listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. Our board has also determined that each of the Audit Committee members is able to read and understand financial statements and that at least one member of the Audit Committee has past employment experience in finance or accounting.

Compensation Committee

The Compensation Committee of the Board of Directors, which presently consists of Chair Wayne M. Fortun and Messrs. Bronson and Doyle, held three meetings during fiscal 2011, all of which were held in person, and did not take action by written consent. All members of the Compensation Committee are "independent directors" within the meaning of the NASDAQ Global Select Market's Rule 5605(a)(2) and "non-employee directors" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934. The Compensation Committee reviews our compensation policies and practices and makes recommendations to the independent members of our board in connection with all compensation matters affecting our NEOs. A description of the processes and procedures for considering and determining executive compensation is included in the *"Executive Compensation – Compensation Discussion and Analysis"* section of this proxy statement.

Hay Group provides independent compensation consultation and advice to the Compensation Committee to assist in aligning executive compensation with the long-term interests of shareholders and our corporate goals and strategies and ensuring our compensation remains competitive. Although Hay Group primarily supports the Compensation Committee, on occasion, Hay Group provides market data and general compensation consultation to management with respect to non-NEO employees. As requested by the Compensation Committee, Hay Group provides guidance as it relates to the following committee responsibilities:

- reviews Compensation Committee agendas and supporting materials in advance of each meeting;
- as requested, attends Compensation Committee meetings;
- makes recommendations on companies to include in our peer group, analyzes the selected peer group information and reviews other survey data for competitive comparisons;
- reviews our executive compensation programs and competitive positioning for reasonableness and appropriateness;
- reviews our total executive compensation program and advises the Compensation Committee of plans or practices that might be changed to improve effectiveness;
- oversees survey data on executive pay practices and amounts that come before the Compensation Committee;
- provides market data and recommendations on Chief Executive Officer compensation without prior review by management, except for necessary fact checking;
- provides market data and recommendations on director compensation;
- reviews any significant executive employment or change-in-control provisions in advance of being presented to the Compensation Committee and/or the board for approval;
- periodically reviews the Compensation Committee's charter and recommends changes;
- advises the Compensation Committee on best-practice ideas for board governance as it pertains to executive compensation as well as areas of risk in our compensation program;
- as requested, advises the Compensation Committee on management proposals; and
- undertakes other projects at the request of the Compensation Committee.

In fiscal 2011, as part of its ongoing services to the Compensation Committee as described above, a Hay Group representative attended all regularly scheduled meetings of the Compensation Committee (either in person or telephonically) and worked on the following projects:

- reviewed our peer group and made recommendations on changes thereto;
- participated in review and design of our long-term incentive and equity programs;
- reviewed board compensation and recommended revising equity compensation to reflect an overall fixed value rather than a fixed number of shares; and
- conducted market analysis of chief executive officer compensation and made recommendations on changes to Mr. Milroy's total compensation package for fiscal 2011.

Ability of Shareholders to Communicate with the Company's Board of Directors

We have established means for shareholders and others to communicate with our board. If a shareholder wishes to address a matter regarding our financial statements, accounting practices or internal controls, the matter should be submitted in writing addressed to the Chair of the Audit Committee in care of our Corporate Secretary at our headquarters address. If the matter relates to our governance practices, business ethics or corporate conduct, it should be submitted in writing addressed to the Chair of the Corporate Governance Committee in care of our Corporate Secretary at our headquarters address. If the matter relates to our compensation practices, it should be submitted in writing addressed to the Chair of the Compensation Committee in care of our Corporate Secretary at our headquarters address. If a shareholder is unsure where to direct a communication, the shareholder may direct it in writing to the Chairman of the Board, or to any one of the independent directors of the company, in care of our Corporate Secretary at our headquarters address. As appropriate, these shareholder communications will be forwarded by our Corporate Secretary to the appropriate addressee.

Consideration of Director Candidates

The Corporate Governance Committee, together with the Chairman of the Board and other directors, recruits director candidates and presents qualified candidates to the board for consideration. At each annual shareholders' meeting, the board proposes to the shareholders a slate of nominees for election or re-election to the board. Shareholders may propose director nominees for consideration by the Corporate Governance Committee by submitting a recommendation in writing to the Chair of the Corporate Governance Committee, in care of our Corporate Secretary at our headquarters address. We use third party search firms to locate and evaluate qualified candidates.

Qualified director candidates, whether identified by shareholders or otherwise, will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The Corporate Governance Committee will consider each candidate's general business and industry experience, his or her ability to act on behalf of shareholders, overall board diversity, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating board nominees. The Corporate Governance

Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. The Corporate Governance Committee considers a number of factors in its evaluation of diversity, including diversity with respect to viewpoint, skills, experience, community involvement, geography, age, race, gender and ethnicity. Based on these factors and the qualifications and background of each director, we believe the current composition of our board is diverse.

If the Corporate Governance Committee approves a candidate for further review following an initial screening, the Corporate Governance Committee will establish an interview process for the candidate. Generally, the candidate will meet with members of the Corporate Governance Committee, along with the Chairman of the Board and our Chief Executive Officer. Contemporaneously with the interview process, the Corporate Governance Committee will conduct a comprehensive conflicts-of-interest assessment of the candidate. The Corporate Governance Committee will consider reports of the interviews and the conflicts-of-interest assessment to determine whether to recommend the candidate to the board. The Corporate Governance Committee will also take into consideration the candidate's personal attributes, including personal integrity, and concern for the company's success and welfare, willingness to apply sound and independent business judgment, awareness of a director's vital role in our good corporate citizenship and image, time available for meetings and consultation on company matters, and willingness to assume broad, fiduciary responsibility. Shareholders who wish to nominate a candidate for election to our board at the annual meeting must comply with our advance notice bylaw described elsewhere in this proxy statement.

Report of the Audit Committee

The Audit Committee has reviewed our audited consolidated financial statements for the last fiscal year, and has discussed them with management and the independent registered public accounting firm.

Specifically, the Audit Committee has discussed with Ernst & Young the matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence, including a consideration of the compatibility of non-audit services with such independence.

The Audit Committee, based on the review and discussions described above with management and Ernst & Young, has recommended to our Board of Directors, which adopted this recommendation, that the audited consolidated financial statements be included in our Annual Report on Form 10-K for fiscal 2011 for filing with the Securities and Exchange Commission.

As reported:

LYNN CRUMP-CAINE
ERNEST J. MROZEK
ALICE M. RICHTER

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such report by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Compensation Committee Interlocks and Insider Participation
No member of our Compensation Committee was during fiscal 2011 an officer, former officer or employee of the company or any of its subsidiaries. During fiscal 2011, none of our executive officers served as a member of (i) the compensation committee of another entity, one of whose executive officers served on the Compensation Committee of our Board of Directors, (ii) the board of directors of another entity, one of whose executive officers served on the Compensation Committee of our Board of Directors, or (iii) the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our board.

Code of Business Conduct and Ethics
We have adopted a Code of Conduct for our board, a Code of Ethical Conduct for our employees, officers and directors generally, and a Code of Ethical Conduct for Senior Executives and Financial Managers. The latter of these codes, as applied to our principal financial officers, constitutes our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act. These codes are posted on our website at http://www.gkservices.com. We will promptly disclose on our website amendments to certain provisions of these codes, and any waivers of provisions of these codes required to be disclosed under the rules of the SEC or the NASDAQ Global Select Market.

Voting Securities and Principal Holders Thereof

The following table sets forth, as of September 6, 2011, the record date for the annual meeting, certain information with regard to the beneficial ownership of our common stock and the voting power resulting from the ownership of such stock by (i) all persons known by us to be the owner, of record or beneficially, of more than 5% of our outstanding common stock, (ii) each of our directors and each of the nominees for election to our board, (iii) each NEO, and (iv) all executive officers and directors as a group, without regard to whether such persons are also reporting persons for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, the address of each of the following persons is 5995 Opus Parkway, Minnetonka, Minnesota 55343.

	Class A Common Stock	
Name of Beneficial Owner[1]	Number of Shares	Percent of Class
Milroy, Douglas A.[2]	247,882	1.32%
Wright, Jeffrey L.[3]	170,182	*
Wood, Robert G.[4]	125,874	*
Curran, Timothy N.[5]	72,850	*
Cotter, Jeffrey L.[6]	30,686	*
Fortun, Wayne M.[7]	30,263	*
Pippin, M. Lenny[8]	25,606	*
Bronson, John S.[9]	23,728	*
Richter, Alice M.[9]	20,328	*
Doyle, J. Patrick[10]	21,728	*
Mrozek, Ernest J.[10]	21,728	*
Crump-Caine, Lynn[11]	11,328	*
All executive officers and directors as a group (12 persons)[12]	802,183	4.29%
Dimensional Fund Advisors, Inc.[13] 6300 Bee Cave Road Austin, TX 78746	1,574,925	8.41%
BlackRock Global Investors NA[13] 400 Howard Street San Francisco, CA 94105	1,497,130	8.00%
T. Rowe Price Associates, Inc.[13] 100 East Pratt Street Baltimore, MD 21202	1,218,750	6.51%
Lee Munder Capital Group, LLC[14] 200 Clarendon Street Boston, MA 02116	976,647	5.22%

* Indicates an amount less than 1%.

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Includes 142,568 shares subject to stock options that are exercisable within 60 days and 72,410 shares of unvested restricted stock. Also includes 3,000 shares for which Mr. Milroy shares voting power with his spouse.

(3) Includes 108,816 shares subject to stock options that are exercisable within 60 days and 41,969 shares of unvested restricted stock. Also includes 21,930 shares for which Mr. Wright shares voting power with his spouse.

(4) Includes 85,803 shares subject to stock options that are exercisable within 60 days and 22,592 shares of unvested restricted stock. Also includes 4,720 shares pledged as security against a line of credit.

(5) Includes 41,788 shares subject to stock options that are exercisable within 60 days and 22,508 shares of unvested restricted stock.

(6) Includes 13,097 shares subject to stock options that are exercisable within 60 days and 14,296 shares of unvested restricted stock.

(7) Includes 14,100 shares subject to stock options that are exercisable within 60 days and 2,328 shares of unvested restricted stock.

(8) Includes 18,900 shares subject to stock options that are exercisable within 60 days and 3,806 shares of unvested restricted stock.

(9) Includes 15,100 shares subject to stock options that are exercisable within 60 days and 2,328 shares of unvested restricted stock.

(10) Includes 14,100 shares subject to stock options that are exercisable within 60 days and 2,328 shares of unvested restricted stock.

(11) Includes 7,800 shares subject to stock options that are exercisable within 60 days and 2,328 of shares of unvested restricted stock.

(12) Includes 491,272 shares subject to stock options that are exercisable within 60 days and 191,549 shares of unvested restricted stock.

(13) Based solely upon the most recent report filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

(14) Based solely upon the most recent report filed with the Securities and Exchange Commission pursuant to Rule 13f-1 of the Securities Exchange Act of 1934, as amended.

The foregoing footnotes are provided for informational purposes only and each person disclaims beneficial ownership of shares owned by any member of his or her family, or held in trust for any other person, including family members, or held by a family limited partnership or foundation.

Certain Transactions

Our board reviews and approves any transactions between our company or any of its subsidiaries and related parties in which the related person has or will have a material direct or indirect interest. Our board's related review and approval policies are not in writing, but in conducting such reviews and approving such transactions, among other things, our board considers the type of transaction proposed, appropriate regulatory requirements, the monetary value of the transaction, the nature of the goods and/or services involved and whether the transaction may influence the related person's ability to exercise independent business judgment when conducting the company's business and affairs.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NASDAQ Global Select Market. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms furnished to the company, or written representations that no Forms 5 were required, we believe that during fiscal 2011, our officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements, with the exception of reports filed by Timothy Curran, Thomas Dietz and Robert Wood; each such report was originally timely filed, but the reports were subsequently amended to correct an inadvertent error in the number of shares reported.

Proposals of Shareholders for the 2012 Annual Meeting

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2012 annual meeting of shareholders, the proposal must be received by us at our principal executive offices at 5995 Opus Parkway, Minnetonka, MN 55343 by May 23, 2012. The proposal must include proof of ownership of our stock and should be sent to the attention of our Corporate Secretary. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement.

Under our Amended and Restated Bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of shareholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an annual meeting of shareholders must be submitted in writing, together with certain specified information relating to such shareholder's stock ownership, identity and other matters, to our Corporate Secretary at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2012 annual meeting:

- if the 2012 annual meeting is being held within 30 days before or 60 days after the anniversary of the date of this year's annual meeting (November 3, 2011), we must receive notice not less than 120 days in advance of the first anniversary of the 2011 annual meeting; or
- 120 days in advance of the annual meeting or, if later, ten days following the first public announcement of the date of such annual meeting of shareholders.

Our fiscal 2012 annual meeting of shareholders is tentatively scheduled to be held on November 8, 2012. Assuming that our 2012 annual meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting no later than July 6, 2012. If we do not receive notice prior to such date, or if we meet certain other requirements of applicable SEC rules, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when any such matters are raised at the meeting.

A shareholder's nomination for director must contain the following information about the nominee (among other information, as specified in our Amended and Restated Bylaws):

- name;
- all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest or that is otherwise required under Regulation 14A of the Securities Exchange Act of 1934; and
- such person's signed written consent to being a nominee and to serving as a director if elected.

A shareholders' notice of a proposed item of business must include (among other information, as specified in our Amended and Restated Bylaws):

- a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;
- the name and address, as they appear on the company's books, of the shareholder proposing such business and the name and address of any beneficial owner on whose behalf the proposal is made;
- the information required by Section 16(b)(y)(ii) of the rules of the Securities Exchange Act of 1934 with respect to such shareholder and any such beneficial owner;
- any material interest the shareholder has in such business; and
- a representation and other appropriate evidence that the shareholder is a holder of record of shares of stock entitled to vote on such business at the meeting, will continue to be a holder of record of such shares of stock, and intends to appear in person or by proxy at the meeting to make the proposal.

As set forth in our Amended and Restated Bylaws, a shareholder's notice, whether to nominate a director or to introduce an item of business at an annual meeting, must also contain specified information regarding the shareholder and any beneficial owner on whose behalf the proposal is made. Due to the complexity of the respective rights of the shareholders and the company under Rule 14a-8 and the advance notice provisions of our Amended and Restated Bylaws, any shareholder desiring to propose such an action is advised to consult with his or her legal counsel with respect to such rights. We suggest that any such proposal be submitted to us by certified mail, return receipt requested.

Discretionary Proxy Voting Authority/ Untimely Shareholder Proposals

Rule 14a-4 promulgated under the Securities and Exchange Act of 1934 governs our use of our discretionary proxy voting authority with respect to a shareholder proposal that the shareholder has not sought to include in our proxy statement. As set forth above, shareholders must comply with the advance notice procedure in our Amended and Restated Bylaws if they are to submit a proposal for consideration at our annual meeting. We do not intend to entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our Amended and Restated Bylaws. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such shareholder proposal or nomination.

Shareholders Sharing an Address

Shareholders sharing an address with another shareholder may receive only one copy of our annual report and proxy materials at that address unless they have provided contrary instructions. Any such shareholder who wishes to receive a separate annual report or set of proxy materials now or in the future may write us to request a separate copy of these materials from Investor Relations, G&K Services, Inc., 5995 Opus Parkway, Minnetonka, MN 55343, or by calling Investor Relations, at (952) 912-5500. Any shareholder sharing an address with another shareholder can request delivery of a single copy of annual reports or proxy statements if they are receiving multiple copies of annual reports or proxy statements by contacting us as set forth above.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended July 2, 2011, as filed with the SEC, including the financial statements, schedules and list of exhibits, and any exhibit specifically requested, will be furnished without charge to any shareholder upon written request. Please write or call Investor Relations at the following address or telephone number: G&K Services, Inc., 5995 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5500. You may also access a copy of our Form 10-K on both our website at http://www.gkservices.com and the SEC's website at http://www.sec.gov.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on November 3, 2011

Our proxy statement and 2011 Annual Report are available at http://www.gkservices.com.

Directions to the Meeting

You may request directions to the annual meeting by writing or calling Investor Relations at the following address or telephone number: G&K Services, Inc., 5995 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5500.

Solicitation

We will bear the cost of preparing, assembling and mailing the proxy, proxy statement, annual report and other material which may be sent to the shareholders in connection with this solicitation. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of stock, in which case they will be reimbursed by us for their expenses in doing so. Proxies are being solicited primarily by mail, but our officers and regular employees may solicit proxies personally, by telephone, by special letter, or via the Internet.

Our board does not intend to present to the meeting any other matter not referred to above and does not presently know of any matters that may be presented to the meeting by others. However, if other matters come before the meeting, it is the intent of the persons named in the enclosed proxy to vote the proxy in accordance with their best judgment.

By Order of the Board of Directors
G&K Services, Inc.



Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

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Board of Directors

M. Lenny Pippin
Chairman of the Board
Former President and
Chief Executive Officer
Schwan Food Company

John S. Bronson
Former Senior Vice President
Williams-Sonoma, Inc.

Lynn Crump-Caine
Founder and
Chief Executive Officer
Outsidein Consulting
Former Executive Vice President
Worldwide Operations
McDonald's Corporation

J. Patrick Doyle
President and
Chief Executive Officer
Domino's Pizza, Inc.

Wayne M. Fortun
President and
Chief Executive Officer
Hutchinson Technology Inc.

Douglas A. Milroy
Chief Executive Officer

Ernest J. Mrozek
Former Vice Chairman
and Chief Financial Officer
The ServiceMaster Company

Alice M. Richter
Former Partner
KPMG LLP

Jeffrey L. Wright
Executive Vice President
and Chief Financial Officer

Audit Committee

Lynn Crump-Caine
Ernest J. Mrozek
Alice M. Richter**

Compensation Committee

John S. Bronson
J. Patrick Doyle
Wayne M. Fortun**

Corporate Governance Committee

John S. Bronson
M. Lenny Pippin**+

** Committee Chairperson
+ Presiding Director

Executive Management Team

Douglas A. Milroy
Chief Executive Officer

Jeffrey L. Wright
Executive Vice President
and Chief Financial Officer

Jeffrey L. Cotter
Vice President,
General Counsel and
Corporate Secretary

Timothy N. Curran
Senior Vice President,
U.S. Field

David A. Euson
Vice President,
Marketing and Sales

Karen S. Kirwan
Vice President and
Chief Information Officer

Jacqueline T. Punch
Senior Vice President,
Human Resources

Richard J. Stutz
Senior Vice President,
Operations and Sourcing

Robert G. Wood
President,
G&K Services Canada, Inc.

Corporate Information

Corporate Address

G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500
www.gkservices.com

Common Stock

The Class A Common Stock of G&K Services, Inc. trades on the Global Select Market of The NASDAQ Stock Market under the symbol GKSR.

Annual Meeting

Our annual shareholders' meeting will be held at our corporate headquarters, 5995 Opus Parkway, Minnetonka, Minnesota, 55343, on Thursday, November 3, 2011, at 10:00 a.m. Central Daylight Time.

Independent Auditors

Ernst & Young LLP
Minneapolis, Minnesota

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
St. Paul, Minnesota
(800) 468-9716

Investor Inquiries

To receive an Annual Report on Form 10-K or additional information, contact the Director of Investor Relations at the corporate address, phone number or website.




SANGERS



G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500

www.gkservices.com



G&K SERVICES


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